5-82289 EXECUTION COPY





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Form CB**

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒



**Cannon Oil & Gas Ltd.**
(Name of Subject Company)

**N/A**
(Translation of Subject Company's Name into English (if applicable))

**Alberta**
(Jurisdiction of Subject Company's Incorporation or Organization)

**G2 Resources Inc.**
(Name of Person(s) Furnishing Form)

**Common Shares**
(Title of Class of Subject Securities)

**137755104**
(CUSIP Number of Class of Securities (if applicable))

**DL Services Inc.**
**1420 Fifth Avenue**
**Suite 3400**
**Seattle, Washington 98101**
**Telephone: (206) 903-5448**
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

**December 21, 2006**
(Date Tender Offer/Rights Offering Commenced)

TOTAL NUMBER OF PAGES: 157

## PART I

## INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

- Offer to Purchase and Circular, dated December 21, 2006 (the "Circular")
- Letter of Transmittal
- Notice of Guaranteed Delivery

**Item 2. Informational Legends**

See page 4 of the Circular.

*This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities regulatory authority has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise. This Offer has not been approved or disapproved by any securities regulatory authority nor has any regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.*

December 21, 2006


G2
R2

G2 RESOURCES INC.

# OFFER TO PURCHASE

**all of the outstanding common shares of**

## CANNON OIL & GAS LTD.

**on the basis of**

## 0.95 of a Common Share of G2 Resources Inc. for each Common Share of Cannon Oil & Gas Ltd.

G2 Resources Inc. ("G2" or the "Offeror") hereby offers (the "Offer") to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares ("Cannon Shares") in the capital of Cannon Oil & Gas Ltd. ("Cannon"), including the Cannon Shares which become outstanding upon the conversion of $4,408,083 of outstanding debt to Marla Resources Inc. (the "Related Party Debt") and upon the exercise of Cannon Options (all as hereinafter defined). **The Offer will be open for acceptance until 3:00 p.m. (Calgary time) on January 26, 2007 (the "Expiry Time"), unless withdrawn or extended.** The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time, and at the time the Offeror first takes up and pays for Cannon Shares under the Offer, at least 66 2/3% of the outstanding Cannon Shares (calculated on a diluted basis). This condition and the other conditions to the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

The common shares of G2 ("G2 Shares") are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "GRT". The Cannon Shares are listed and posted for trading on the TSXV under the symbol "COO". On November 23, 2006, the last full day on which the G2 Shares and the Cannon Shares were listed for trading prior to public announcement of the Offer, the closing price of the G2 Shares on the TSXV was $0.70 and the closing price of the Cannon Shares on the TSXV was $0.59. The volume-weighted average trading price of the G2 Shares and the Cannon Shares on the TSXV for the 10 trading days ended November 23, 2006, the last trading day prior to the announcement of the Offer, was $0.78 and $0.52 respectively. Based on these share prices, the Offer represents a premium of approximately 42.5% over the value of the Cannon Shares for that period.

**The board of directors of Cannon, after consultation with its legal and financial advisors, has unanimously approved the Offer, determined that the Offer is fair, from a financial point of view, to holders of Cannon Shares and is in the best interests of Cannon and the holders of Cannon Shares and unanimously recommends that holders of Cannon Shares ACCEPT the Offer.**

The Offeror has entered into lock-up agreements (each a "Lock-up Agreement") with all of the directors and officers of Cannon (collectively, the "Locked-up Securityholders") pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Cannon Shares beneficially owned by them and all Cannon Shares they may acquire before the Expiry Time pursuant to the conversion of the Related Party Debt and upon exercise of Cannon Options, representing an aggregate of 19,068,493 Cannon Shares or approximately 68.6% of the currently issued and outstanding Cannon Shares (calculated on a diluted basis). See Section 8 of the Circular, "Arrangements with the Locked-up Securityholders".

Holders of Cannon Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (which is printed on green paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Cannon Shares and all other documents required by the Letter of Transmittal, at the office of Olympia Trust Company (the "Depositary") shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Cannon Shares who wishes to deposit such Cannon Shares and whose certificates for such Cannon Shares are not immediately available or cannot be delivered by the Expiry Time may deposit certificates representing such Cannon Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time of Acceptance" and "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery (which is printed on blue paper) may be obtained, without charge, on request from the Depositary at its offices shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document.

**The G2 Shares offered pursuant to the Offer involve certain risks. See Section 13 of the Circular, "Risk Factors".**

Persons whose Cannon Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Cannon Shares to the Offer.

## STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements included in the Offer Documents (as defined herein) may constitute forward-looking statements under applicable securities legislation. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in the Offer Documents may include but are not limited to capital expenditures, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates and crude oil and natural gas prices.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in the Offer Documents, assumptions have been made regarding, among other things:

- the ability of G2 to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of G2 to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of G2 to obtain financing on acceptable terms;
- currency, exchange and interest rates: and
- future oil and gas prices.

Although G2 believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because G2 can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by G2 and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in G2's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- G2's ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of G2 to add production and reserves through development and exploration activities;
- general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- risks associated with existing and potential future law suits and regulatory actions against G2; and
- other risks and uncertainties described elsewhere in the Offer Documents or in G2 other filings with Canadian securities authorities.

In addition, the risk factors set forth under "Risk Factors" in the Circular, among others, relate to the business combination of G2 and Cannon and could cause actual results to differ materially from the forward-looking statements.

## PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in the Offer Documents has been prepared and presented in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in the Offer Documents. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. G2 has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

## NOTICE TO UNITED STATES SHAREHOLDERS

The Offer involves the securities of two Canadian issuers. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. The G2 Shares to be issued to United States Shareholders under the Offer have not been registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), and are being issued to United States Shareholders in reliance on the exemption from registration set forth in Rule 802 thereunder. The solicitation of acceptances of the Offer is not subject to the requirements of section 14(a) of the United States *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The G2 Shares will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in the Offer and Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and the Offer and Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. **Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act.**

**All financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. Such statements may not be comparable to financial statements of United States companies. As a result, the financial statements included herein have not been reconciled to U.S. generally accepted accounting principles as may otherwise be necessary under registration statement requirements of the 1933 Act.**

**The disposition of Cannon Shares and the acquisition of G2 Shares pursuant to the Offer may subject holders of Cannon Shares to tax consequences in both the United States and Canada. Such consequences for holders of Cannon Shares who are resident in, or citizens of, the United States are not described fully herein.**

**The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the Offeror and Cannon were created under the laws of the Province of Alberta, Canada, that some or all of the officers and directors of the Offeror, Cannon are residents of Canada, that some or all of the experts named in the Offer and Circular are residents of Canada and that some or all of the assets of the Offeror and Cannon and of such persons are located outside the United States. You may not be able to sue a Canadian issuer or its officers or directors in a Canadian court for violations of the U.S. securities laws. It may be difficult to compel a Canadian issuer and its affiliates to subject themselves to a U.S. court's judgment.**

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or Cannon.

You should be aware that the Offeror or its affiliates may purchase securities of Cannon otherwise than in connection with the Offer, such as in the open market or privately negotiated purchases, subject to applicable Securities Laws.

**THE SECURITIES OFFERED BY THE OFFEROR PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.**

**NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.**

## CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated.

**This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Cannon Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Cannon Shares in such jurisdiction.**

## TABLE OF CONTENTS

Page

## GLOSSARY

*In the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or Circular:*

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**Acquisition Agreement**" means the pre-acquisition agreement among the Offeror and Cannon dated November 22, 2006;

"**affiliate**" has the meaning ascribed thereto in the ABCA except as otherwise provided herein;

"**associate**" has the meaning ascribed thereto in the Securities Laws except as otherwise provided herein;

"**Business Day**" means any day, excepting Saturdays, Sundays or statutory or civic holidays in Calgary, Alberta, Canada;

"**Cannon**" means Cannon Oil & Gas Ltd., a corporation incorporated under the laws of the Province of Alberta;

"**Cannon Optionholders**" means the holders of Cannon Options;

"**Cannon Options**" means the outstanding options to acquire Cannon Shares under the Stock Option Plan;

"**Cannon Shareholders**" or "**Shareholders**" means holders of Cannon Shares, and "**Cannon Shareholder**" or "**Shareholder**" means any one of them;

"**Cannon Shares**" means the common shares in the capital of Cannon issued and outstanding at any time during the Offer Period;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part hereof;

"**Compulsory Acquisition**" has the meaning ascribed thereto under "Acquisition of Cannon Shares Not Deposited" in the Offer;

"**Confidentiality Agreement**" means the confidentiality agreement dated August 1, 2006 between G2 and Cannon;

"**Corporate Laws**" means all applicable corporate laws, including those set forth in the ABCA;

"**Depositary**" means Olympia Trust Company;

"**diluted basis**" means with respect to the number of outstanding Cannon Shares at any time, such number of outstanding Cannon Shares calculated assuming that all outstanding Cannon Options are exercised;

"**Directors' Circular**" means the circular dated December 21, 2006 prepared by the board of directors of Cannon and to be sent to all Shareholders in connection with the Offer;

"**Eligible Institution**" means a Canadian schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Exchange Inc. Medallion Signature Program ("MSP"), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Expiry Date**" means January 26, 2007, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"**G2**" means G2 Resources Inc., a corporation incorporated under the laws of the Province of Alberta;

"**G2 Shares**" means the Class A common shares in the capital of G2;

"**Initial Expiry Time**" means 3:00 p.m. (Calgary time) on January 26, 2007;

"**Letter of Transmittal**" means, in respect of the Cannon Shares, a letter of transmittal accepting the Offer in the form printed on green paper accompanying the Offer and Circular;

"**Lock-up Agreements**" means the lock-up agreements between G2 and each of the Locked-up Securityholders;

"**Locked-up Securityholders**" means, collectively, all of the directors and officers of Cannon, who have entered into Lock-up Agreements, and "**Locked-up Securityholder**" means any one of them;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, when used in connection with a corporation, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects, or privileges, whether contractual or otherwise, of the corporation, which is materially adverse to the business, operations or financial condition of the corporation, considered as a whole other than a change or effect (i) which has been publicly disclosed or otherwise disclosed in writing by the corporation to the other corporation prior to the date hereof, (ii) resulting from conditions affecting the oil and gas exploration and production industry as a whole, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including, without limitation the prices of oil and gas) in Canada or the United States;

"**Minimum Condition**" means the condition set forth in paragraph (a) in Section 4 of the Offer "Conditions of the Offer";

"**Minimum Required Shares**" means that number of the outstanding Cannon Shares required pursuant to the Minimum Condition, unless the Offeror waives the Minimum Condition, in which case "Minimum Required Shares" means that number of outstanding Cannon Shares which the Offeror takes-up on the Take-up Date, provided that such number of Cannon Shares shall not in any circumstance be less than 66 2/3% of the issued and outstanding Cannon Shares on a diluted basis;

"**misrepresentation**" shall have the meaning ascribed thereto under the *Securities Act* (Alberta), as amended;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form printed on blue paper accompanying the Offer and Circular;

"**Offer**" means the offer to purchase all of the outstanding Cannon Shares made hereby to Cannon Shareholders, the terms and conditions of which are set forth in the Offer Documents;

"**Offer Documents**" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"**Offer Period**" means the period commencing on December 21, 2006 and ending at the Expiry Time;

"**Offered Consideration**" means the consideration to be paid by G2 for the Cannon Shares taken up under the Offer, being 0.95 of a G2 Share for each Cannon Share;

"**Offeror**" or "**G2**" means G2 Resources Inc.;

"**Party**" means Cannon or G2, as applicable, and "**Parties**" means both Cannon and G2 together;

"**person**" means an individual, body corporate, partnership, syndicate, trust or other form of unincorporated association;

"**Related Party Debt**" means $4,408,083 of outstanding debt to Marla Resources Inc.;

"**Second Stage Transaction**" means, in the event the Offeror takes up and pays for, or otherwise acquires, directly or indirectly at least the Minimum Required Shares pursuant to the terms of the Offer, the acquisition by the Offeror of the balance of the Cannon Shares as soon as practicable and in any event within a period of six months following the Take-up Date by way of compulsory acquisition or a statutory arrangement, amalgamation, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for a consideration per Cannon Share not less than the Offered Consideration paid pursuant to the Offer;

"**Securities Authorities**" means the TSXV and the securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"**Securities Laws**" means the *Securities Act* (Alberta) and any applicable Canadian provincial securities laws and any other applicable securities laws;

"**Stock Option Plan**" means the stock option plan of Cannon;

"**subsidiary**" has the meaning contemplated by the ABCA;

"**Superior Take-over Proposal**" means any *bona fide* written Take-over Proposal which, in the opinion of Cannon's board of directors, determines in good faith, after written advice from outside legal counsel and its financial advisors (copies of which are to be immediately delivered to the Offeror) would, if consummated in accordance with its terms, result in a transaction financially superior for Cannon and its shareholders than the Offer;

"**Take-over Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Cannon, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Cannon whether by an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of Cannon, tender offer or exchange offer or similar transaction involving Cannon including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Cannon, or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Cannon (other than the transactions contemplated by the Acquisition Agreement);

"**Take-up Date**" means the date that the Offeror first takes up and acquires Cannon Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**TSXV**" means the TSX Venture Exchange Inc.; and

"**U.S.**" or "**United States**" means the United States of America, its territories, its possessions or other areas subject to its jurisdiction.

## SUMMARY

*The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of the Offer Documents. The information concerning Cannon contained in the Offer Documents has been taken from or is based upon publicly available documents or records on file with Securities Authorities and other public sources and information provided to the Offeror by Cannon. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.*

### The Offer

The Offeror is offering, during the Offer Period and on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Cannon Shares, including any Cannon Shares which become outstanding upon the conversion of the Related Party Debt and upon exercise of Cannon Options, on the basis of 0.95 of a G2 Share for each Cannon Share. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror.

**The Offer is made only for Cannon Shares and is not made for any Cannon Options or any other existing rights to acquire Cannon Shares. Subject to the terms of the Acquisition Agreement, any holder of Cannon Options who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise such options in order to obtain certificates representing Cannon Shares and deposit such Cannon Shares in accordance with the Offer. See Section 6 of the Circular, "Related Party Debt and Cannon Options".**

G2 will not issue fractional G2 Shares. Any fractional number of G2 Shares that would otherwise be issued will be rounded up or down to the nearest whole number of G2 Shares.

The obligation of the Offeror to take up and pay for Cannon Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer, "Conditions of the Offer".

**The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.**

The Offer is open for acceptance until 3:00 p.m. (Calgary time) on January 26, 2007, subject to certain rights of extension and withdrawal as described herein.

Cannon has announced that its board of directors, after consultation with its legal and financial advisors, has unanimously (i) approved the Offer and the Acquisition Agreement, (ii) determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Cannon and the Shareholders and (iii) recommended that Shareholders accept the Offer.

G2 has applied to the TSXV to list the G2 Shares to be issued to Cannon Shareholders in connection with the Offer. Listing will be subject to G2 fulfilling all the listing requirements of the TSXV.

### Lock-up Agreements

G2 has entered into the Lock-up Agreements pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Cannon Shares beneficially owned by them and all Cannon Shares they may acquire before the Expiry Time, pursuant to the conversion of the Related Party Debt and the exercise of Cannon Options, representing an aggregate of 19,068,493 Cannon Shares (which includes Cannon Shares issuable upon exercise of "in-the-money" Cannon Options held by the Locked-up Securityholders) or approximately 68.6% of the currently issued and outstanding Cannon Shares (calculated on a diluted basis). See Section 8 of the Circular, "Arrangements with the Locked-up Securityholders".

**Manner and Time of Acceptance**

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders wishing to accept the Offer must deposit the certificates representing their Cannon Shares, together with a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. **Shareholders whose Cannon Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Cannon Shares to the Offer.** The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificates representing its Cannon Shares in a timely manner, such Shareholder may accept the Offer by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time of Acceptance" and "Manner of Acceptance".

**Conditions**

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Cannon Shares deposited under the Offer unless all of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Cannon Shares (calculated on a diluted basis). All of such conditions are for the exclusive benefit of the Offeror and, subject to the Acquisition Agreement, may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that the Offeror may have. See Section 4 of the Offer, "Conditions of the Offer".

**The Offeror**

G2 is a corporation incorporated under the laws of Alberta. G2 is an independent public corporation engaged in the acquisition, exploration, development and production of crude oil and natural gas in western Canada. G2's operations are principally concentrated in Alberta in the deep basin and west central areas.

**Cannon Oil and Gas Ltd.**

Cannon is a corporation incorporated under the laws of Alberta. Cannon is an independent public corporation engaged in the acquisition, exploration, development and production of oil and natural gas in western Canada. Cannon's operations are principally conducted in Alberta, British Columbia and Saskatchewan, with a focus in north eastern British Columbia.

**Purpose of the Offer and Plans Regarding the Acquisition of Cannon Shares Not Deposited**

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Cannon Shares. If the Offeror acquires at least 90% of the Cannon Shares, the Offeror may acquire the remaining Cannon Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If the Offeror acquires less than 90% of the Cannon Shares, the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction (as defined in Section 12 of the Offer, "Acquisition of Cannon Shares Not Deposited"), to acquire the remaining Cannon Shares without the consent of the holders thereof. See Section 12 of the Offer, "Acquisition of Cannon Shares Not Deposited".

## Reasons for the Offer

G2 believes that the acquisition of Cannon will provide an excellent complement to G2's existing asset base. G2 further believes that the combination of G2 and Cannon will result in a larger and stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada. In particular, G2 expects to achieve a number of key financial and operational benefits from the transaction, including:

(a) Production is expected to increase by 360 boe per day, 76% of which is natural gas and 24% of which is oil and natural gas liquids;

(b) G2 will be able to acquire interests in several properties, most notably in the Trutch, British Columbia and Luseland, Saskatchewan areas where G2 will pursue exploration, development and operational enhancement programs;

(c) Based on G2 management's estimates of the fair value of the reserves of Cannon, reserves of the combined entity are expected to increase significantly; and

(d) G2's undeveloped land is expected to increase by 11,345 net acres.

The Offer provides a number of benefits to Shareholders resulting from the combination of Cannon and G2 including:

(a) the Offered Consideration represents a premium of approximately 42.5% based on the volume-weighted average trading prices of the G2 Shares and the Cannon Shares on the TSXV for the 10 trading days ended November 23, 2006;

(b) an opportunity to participate in a well-managed, financially strong company with a diversified asset and production base in western Canada; and

(c) exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Cannon and G2.

See Section 4 of the Circular, "Background to and Reasons for the Offer".

## Acquisition Agreement

On November 23, 2006, G2 and Cannon entered into the Acquisition Agreement pursuant to which G2 agreed that it would make the Offer. The Acquisition Agreement contains, among other things, covenants of G2 relating to the making of the Offer and covenants of Cannon relating to steps to be taken to support the Offer. Cannon agreed to immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations with any parties conducted on or before the execution of the Acquisition Agreement. Cannon also agreed that, after the execution of the Acquisition Agreement, it will not, nor will any of its representatives, directly or indirectly, solicit, initiate, encourage or participate in or take any other action in respect of, or which may reasonably be expected to lead to a Take-over Proposal, provide or furnish to any party any information concerning Cannon and its business and assets in respect of, or which may reasonably be expected to lead to a Take-over Proposal, or accept, recommend, approve or enter into any agreement to implement a Take-over Proposal, subject to certain exceptions. Cannon also agreed that it will not release any party from any confidentiality or standstill agreement between Cannon and such party or amend any such agreement.

Cannon has agreed that upon receipt of a Take-over Proposal, Cannon will provide immediate notice thereof to G2 and will provide G2 with a copy or written description of such Take-over Proposal and any amendments thereto. Cannon has also agreed to notify G2 immediately if the board of directors of Cannon determines that any *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal. Cannon has further agreed that for a period of 72 hours from the time that Cannon notifies G2 of the fact that the board of directors of Cannon has determined that such *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, the board of directors of Cannon agrees not to accept, recommend, approve or implement such Superior Take-over Proposal. In addition, during such 72 hour period, Cannon agreed that it will, and will cause its financial and legal advisors to, negotiate in good faith with G2 to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable G2 to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event G2 proposes to amend the Acquisition Agreement and the Offer to provide that Shareholders shall receive a value per Cannon Share equal to or having a value greater than the value per Cannon Share provided in the Superior Take-over Proposal within the 72 hour time period specified above, then Cannon has agreed not to accept, recommend, approve or enter into any agreement regarding the Superior Take-over Proposal.

Each of Cannon and G2 have agreed to pay to the other party a non-completion fee of $500,000 upon the occurrence of certain events.

See Section 5 of the Circular, "Acquisition Agreement".

**Payment for Deposited Cannon Shares**

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at the Expiry Time, the Offeror will, pursuant to the terms of the Acquisition Agreement, become obligated to take up and pay for all Cannon Shares validly deposited under the Offer (and not properly withdrawn) as soon as practicable, but in any event no later than the third Business Day following the Expiry Date. Any Cannon Shares deposited under the Offer after the first date on which Cannon Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Take Up and Payment for Deposited Cannon Shares."

**Canadian Federal Income Tax Considerations**

Shareholders should carefully read the information under "Canadian Federal Income Tax Considerations" in Section 15 of the Circular, which qualifies the information set forth below.

For Shareholders who are residents of Canada, the exchange of the Cannon Shares for G2 Shares should generally qualify as a share-for-share tax deferral under section 85.1 of the Tax Act unless a disposing holder elects to the contrary. This tax-deferred result will generally be automatic under section 85.1 of the Tax Act without any need to file tax elections.

Cannon Shareholders who are non-residents of Canada will generally not be subject to tax in Canada in respect of the exchange of their Cannon Shares for G2 Shares.

**The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read Section 14 of the Circular, "Canadian Federal Income Tax Considerations" and consult their own tax advisors to determine the particular tax consequences to them of an exchange of Cannon Shares for G2 Shares pursuant to the Offer or a disposition of Cannon Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.**

**Depositary**

Olympia Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Cannon Shares and accompanying Letters of Transmittal as well as Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Cannon Shares purchased by the Offeror under the Offer.

**Stock Exchange Listing**

The Cannon Shares are listed on the TSXV. See Section 2 of the Circular, "Cannon Oil & Gas Ltd. - Price Ranges and Trading Volumes of Cannon Shares". As a result of the acceptance of the Offer by holders of the Cannon Shares, it is possible that the Cannon Shares will no longer meet the minimum listing requirements of the TSXV. If the Offer is successful, the Offeror intends to delist the Cannon Shares from the TSXV. See Section 10 of the Circular, "Effect of the Offer on Markets for the Cannon Shares and Stock Exchange Listing".

**Risk Factors**

An investment in G2 Shares is subject to certain risks. See "Risk Factors" in Section 13 of the Circular, "G2 Resources Inc. - Risk Factors".

## OFFER TO PURCHASE

**TO: HOLDERS OF COMMON SHARES OF CANNON OIL & GAS LTD.**

### 1. THE OFFER

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Cannon Shares, other than any Cannon Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Cannon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion of the Related Party Debt and upon the exercise of the Cannon Options. The consideration offered for each Cannon Share is 0.95 of a G2 Share.

**The Offer is made only for Cannon Shares and is not made for any Cannon Options or any other existing rights to acquire Cannon Shares. Subject to the terms of the Acquisition Agreement, any holder of Cannon Options who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise such options in order to obtain certificates representing Cannon Shares and deposit such Cannon Shares in accordance with the Offer. See Section 6 of the Circular, "Related Party Debt and Cannon Options".**

No fractional G2 Shares will be issued. The number of G2 Shares deliverable to any holder of Cannon Shares that would otherwise be entitled to 0.5 or more of a fractional G2 Share will be rounded up to the next whole number of G2 Shares. The number of G2 Shares deliverable to any holder of Cannon Shares that would otherwise be entitled to less than 0.5 of a fractional G2 Share will be rounded down to the next whole number of G2 Shares. In calculating such fractional interest, all Cannon Shares held by a registered holder shall be aggregated.

Cannon has announced that its board of directors, after consultation with its legal and financial advisors, has unanimously (i) approved the Offer and the Acquisition Agreement, (ii) determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Cannon and the Shareholders and (iii) recommended that Shareholders accept the Offer.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, the Offeror will take up and pay for the Cannon Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer.

**The G2 Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to G2 or the Depositary to be resident in the United States or any other foreign country, may not receive G2 Shares for his, her or its Cannon Shares unless the issuance of G2 Shares is permitted under local securities laws in the United States or such other foreign country without being registered or qualified for issuance. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Cannon Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Cannon Shares in such jurisdiction.**

The Offer is open for acceptance until 3:00 p.m. (Calgary time) on January 26, 2007, subject to certain rights of extension and withdrawal. See Sections 5 and 7 of the Offer, "Variation or Extension of the Offer" and "Withdrawal of Deposited Cannon Shares".

No fee or commission will be payable by Shareholders who transmit their Cannon Shares directly to the Depositary.

G2 has applied to the TSXV to list the G2 Shares to be issued to Cannon Shareholders in connection with the Offer. Listing will be subject to G2 fulfilling all the listing requirements of the TSXV.

**The accompanying Definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.**

## 2. TIME FOR ACCEPTANCE

The Offer is open for acceptance until, but not later than, 3:00 p.m. (Calgary time) on January 26, 2007 or until such time and date to which the Offer may be extended by the Offeror at its discretion (subject to the Acquisition Agreement) unless withdrawn by the Offeror.

## 3. MANNER OF ACCEPTANCE

### Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing the Cannon Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) all other documents required by the instructions set out in the Letter of Transmittal.

Unless the procedures for guaranteed delivery set forth below are used, the Offer will not be validly accepted unless the Depositary actually receives these documents at its office listed in the Letter of Transmittal on or before the Expiry Time.

If the certificate or certificates representing Cannon Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3.

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing Cannon Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the Cannon Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

### Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Cannon Shares pursuant to the Offer and: (i) the certificates representing such Cannon Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Cannon Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its Calgary, Alberta office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Cannon Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, relating to the Cannon Shares and all other documents required by the Letter of Transmittal are received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Cannon Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Calgary, Alberta no later than the Expiry Time.

**General**

In all cases, payment for the Cannon Shares deposited and taken up by the Offeror will be made only after the timely receipt of the certificates representing the Cannon Shares, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, relating to such Cannon Shares with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions to the Letter of Transmittal, and any other required documents.

**The method of delivery of the Letter of Transmittal, certificates representing the Cannon Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or if mailed, that registered mail be used and that proper insurance be obtained.**

**Shareholders whose Cannon Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Cannon Shares to the Offer.**

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints certain officers of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Cannon Shares deposited which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the Offer (collectively, the "Other Securities").

This irrevocable appointment shall be effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date"), and shall provide such officers and any other person so designated with full power of substitution, in the name of and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by Cannon; and (ii) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and/or any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholders in respect of such Purchased Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of Cannon, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and/or Other Securities. Furthermore, a holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments) of holders of securities of Cannon and not to exercise any or all of the other rights or privileges attached to the Purchased Shares and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the

Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Cannon Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Cannon Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of the Cannon Shares to any other person; (ii) such Shareholder owns the Cannon Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Cannon Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Cannon Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Cannon Shares and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in any deposit of any Cannon Shares and accompanying documents. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

## 4. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, G2 shall not be required to accept for payment, purchase or pay for any Cannon Shares tendered, and may terminate the Offer or amend the Offer to postpone the acceptance for payment of, and payment for, Cannon Shares tendered, unless all of the following conditions are satisfied or waived by G2 prior to the Expiry Time:

(a) prior to the Expiry Time and at the time G2 shall first take-up and pay for Cannon Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Cannon Shares calculated on a fully diluted basis (the "Minimum Condition") other than Cannon Shares held by persons whose Cannon Shares may not be included as part of minority approval of a Second Stage Transaction;

(b) any and all applicable waiting periods under any competition, merger, control or similar law, regulation or other governmental authority having jurisdiction over G2 or Cannon or the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions;

(c) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) which, in the sole judgment of G2, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to G2 in its sole discretion, acting reasonably;

(d) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law; and (ii) no law, action, governmental regulation, policy or inquiry shall have been proposed, enacted, promulgated or applied, whether or not having the force of law, which, in the sole judgment of G2, acting reasonably:

(A) has the effect or may have the effect to cease trade, enjoin, prohibit or impose limitations, damages or conditions on the purchase by, or the sale to, G2, of the Cannon Shares or the right of G2 to own or exercise full rights of ownership of the Cannon Shares, or the ability of G2 to complete a compulsory acquisition or any subsequent acquisition transaction or any amalgamation, statutory arrangement or other transaction involving G2 and/or an affiliate of G2 and Cannon and/or the holders of Cannon Shares for the purposes of Cannon becoming, directly or indirectly, a wholly-owned subsidiary of G2 or effecting a Second Stage Transaction;

(B) has had or may have a Material Adverse Effect on Cannon or G2 or G2's ability to complete the Offer, as determined by G2, acting reasonably;

(e) G2 shall have determined in its sole judgment there shall not exist any prohibition at law against G2 making the Offer or taking-up and paying for all of the Cannon Shares under the Offer or completing any compulsory acquisition or subsequent acquisition transaction;

(f) G2 shall have determined in its sole judgment, acting reasonably, that Cannon has not taken or proposed to take any action, or publicly disclosed that it intends to take any action, and G2 shall not have otherwise learned of any previous action taken by Cannon which has not been publicly disclosed or disclosed in writing to G2 prior to the announcement of the Offer, that would be materially adverse to the business of Cannon or the value of the Cannon Shares to G2 or that would make it inadvisable for G2 to proceed with the Offer and/or with taking-up and paying for Cannon Shares under the Offer or completing any compulsory acquisition or subsequent acquisition transaction including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Cannon, any issue of shares, options or other securities of Cannon to any person or any acquisition from a third party of assets or securities by Cannon or any capital expenditure by Cannon not in the ordinary course of business;

(g) there shall not have occurred (and there shall not have been publicly disclosed, and G2 shall not have otherwise learned of, if previously not publicly disclosed or previously disclosed in writing to G2) any change (or any condition, event or development involving a prospective change) not publicly disclosed or disclosed in writing to G2 prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Cannon which, in the sole judgment of G2, acting reasonably, has a Material Adverse Effect on the business of Cannon or to the value of the Cannon Shares to G2, and no change (or any condition, event or development involving a prospective change) shall have occurred or have been threatened in the general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere which, in the sole judgment of G2, acting reasonably, has a Material Adverse Effect on the business of Cannon or to the value of the Cannon Shares to G2;

(h) G2 shall have determined in its sole judgment, acting reasonably, that: (i) no right, franchise or licence of Cannon has been or may be impaired (which impairment has not been cured or waived) or otherwise has a Material Adverse Effect on whether as a result of the making of the Offer, the taking-up and paying for Cannon Shares deposited under the Offer or otherwise which might make it inadvisable for G2 to proceed with the Offer and/or with the taking-up and paying for the Cannon Shares under the Offer and/or completing a compulsory acquisition or a subsequent acquisition transaction, and (ii) no covenant, term or condition of any instruments or agreements of Cannon which have not been previously disclosed in writing to G2 exists which might make it inadvisable for G2 to proceed with the Offer and/or with the taking-up and paying for the Cannon Shares under the Offer and/or completing a compulsory acquisition or a subsequent acquisition transaction (including, without limitation, any default, acceleration or other adverse event that may ensue as a result of G2 taking-up and paying for the Cannon Shares under the Offer and/or completing a compulsory acquisition or Second Stage Transaction);

(i) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of G2, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to the current or anticipated financial condition, business, operations, assets, affairs or prospects of either of G2 or Cannon or with respect to the regulatory regime applicable to their respective businesses and operations or with respect to completing a compulsory acquisition or any subsequent acquisition transaction or with respect to any potential integration of Cannon with G2 or any wholly-owned subsidiary of G2 or any reorganization of Cannon or G2 in connection with any such potential integration;

(j) G2 has determined, in its sole judgment that (i) Cannon has not breached or failed to comply in any material respect with any of its covenants or other obligations under the Acquisition Agreement, and (ii) all representations and warranties of Cannon contained in the Acquisition Agreement have been true and correct in all material respects as of the date of the Acquisition Agreement and have not ceased to be true and correct in all material respects on the take-up date;

(k) there shall have been no Material Adverse Change in respect of Cannon since the date of the Acquisition Agreement;

(l) the Acquisition Agreement shall not have been terminated pursuant to its terms and no material provision of the Acquisition Agreement shall have been held by a court, securities commission or other regulatory authority to be invalid or unenforceable in accordance with its terms;

(m) the Lock-up Agreements shall not have been terminated pursuant to their terms;

(n) G2 shall be satisfied in its sole judgment that all outstanding Cannon Options or other rights to purchase Cannon Shares or other securities of Cannon have been exercised or terminated on a basis acceptable to G2; and

(o) G2 shall be satisfied in its sole judgment that the outstanding Related Party Debt and Additional Related Party Debt has been converted or repaid on a basis acceptable to G2 or as contemplated herein.

The foregoing conditions are for the exclusive benefit of G2 and may be waived by G2, in whole or in part, in its sole discretion, at any time and from time to time, both before or after the Expiry Time.

In addition, G2 has agreed pursuant to the Acquisition Agreement that it will not amend the terms of the Offer, other than: (i) to increase the consideration payable thereunder, (ii) to waive any conditions thereof (other than the Minimum Condition) or (iii) to extend the expiry thereof, to a date not later than 90 days after the making of the Offer.

## 5. VARIATION OR EXTENSION OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time unless withdrawn or extended.

Subject to the terms of the Acquisition Agreement, the Offeror may, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), vary any term or condition of the Offer (which variation may include an extension of the Expiry Time), provided that the Offeror shall not without the prior written consent of Cannon, acting reasonably: (A) reduce the number of Cannon Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Cannon Share; or (C) materially amend the Offer or modify the conditions to the Offer in a manner that is, in either case, adverse to the holders of Cannon Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Cannon Shares. The Acquisition Agreement provides that the Offer shall, if any of the conditions of the Offer set forth in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived at the Expiry Time, expire at the Initial Expiry Time, except that the Offer may be extended at the sole discretion of the Offeror. Notwithstanding and without limiting the foregoing, G2 may at any time following the Initial Expiry Time, reduce the Minimum Condition to a percentage not less than 50% of the Cannon Shares (on a diluted basis) and shall, subject to the conditions of the Offer being satisfied or waived, take-up and pay for all Cannon Shares validly deposited to the Offer.

Subject to the foregoing, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose Cannon Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the TSXV. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Cannon Shares then deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer Period will not end before ten days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a holder of the Cannon Shares that are the subject of the Offer to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Calgary, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer "Notice" to all holders of such Cannon Shares whose Cannon Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSXV. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary.

During any such extension or in the event of any such variation or change in information, all Cannon Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Cannon Shares". An extension of the Deposit Period, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer".

If the consideration being offered for the Cannon Shares under the Offer is increased, the increased consideration will be paid to all depositing holders of the Cannon Shares whose Cannon Shares are taken up under the Offer without regard to the time at which such Cannon Shares are taken up by the Offeror.

## 6. TAKE UP AND PAYMENT FOR DEPOSITED CANNON SHARES

If all the conditions referred to in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by G2, G2 will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Cannon Shares validly deposited and not withdrawn under the Offer not later than 3 days after the Expiry Date. Any Cannon Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Cannon Shares deposited under the Offer after the first date on which Cannon Shares have been taken up by G2 must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Cannon Shares or to terminate the Offer and not take up or pay for any Cannon Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Cannon Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Cannon Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Cannon Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Cannon Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Cannon Shares pursuant to the offer.

The Offeror will pay for Cannon Shares validly deposited under the Offer and not withdrawn by providing the Depositary with a direction of the Offeror to issue or transfer to, or on behalf of, each Cannon Shareholder G2 Shares on the basis set forth in Section 1 of the Offer to Purchase, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Cannon Shares under the Offer.

No fractional G2 Shares will be issued. The number of G2 Shares deliverable to any holder of Cannon Shares that would otherwise be entitled to 0.5 or more of a fractional G2 Share will be rounded up to the next whole number of G2 Shares. The number of G2 Shares deliverable to any holder of Cannon Shares that would otherwise be entitled to less than 0.5 of a fractional G2 Share will be rounded down to the next whole number of G2 Shares. In calculating such fractional interest, all Cannon Shares held by a registered holder shall be aggregated.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Cannon Shares on the purchase price of Cannon Shares purchased by the Offeror, regardless of any delay in making payment.

The Depositary will act as the agent of persons who have deposited Cannon Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Cannon Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the G2 Shares to which that person is entitled, provided that the person is a resident of a province of Canada or another jurisdiction in which the G2 Shares may be lawfully delivered, without further action by G2 or on a basis acceptable to G2 in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the G2 Shares will be issued in the name of the registered holder of the Cannon Shares deposited. Unless the person depositing the Cannon Shares instructs the Depositary to hold the certificates representing the G2 Shares for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the G2 Shares will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the G2 Shares will be forwarded to the address of the Shareholder as shown on the registers of securityholders maintained by Cannon. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Cannon Shares directly with the Depositary. See "Depositary" in Section 15 of the Circular.

## 7. WITHDRAWAL OF DEPOSITED CANNON SHARES

Except as otherwise stated in this Section 7 of the Offer, all deposits of Cannon Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Cannon Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Cannon Shares have been taken up by the Offeror pursuant to the Offer;

(b) at any time before the expiration of ten days from the date upon which either:

    (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

    (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Cannon Shares under the Offer where the time for deposit is not extended for a period greater than ten days);

    is mailed, delivered or otherwise properly communicated, but only if such deposited Cannon Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) if the Cannon Shares have not been paid for by the Offeror within three Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Cannon Shares that are subject to the rights of withdrawal.

Withdrawals of Cannon Shares deposited to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Cannon Shares within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (b) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Cannon Shares that are to be withdrawn; and (c) specify such person's name, the number of Cannon Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Cannon Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Cannon Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Cannon Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Cannon Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

If the Offeror is delayed in taking up or paying for Cannon Shares or is unable to take up or pay for Cannon Shares for any reason, then, without prejudice to the Offeror's other rights, Cannon Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable laws.

In addition to the foregoing rights of withdrawal, holders of Cannon Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. Please see Section 17 of the Circular, "Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no duty or obligation on G2, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Cannon Shares deposited under the Offer by the Locked-up Securityholders are subject to the terms and conditions of the Lock-up Agreements.

## 8. RETURN OF CANNON SHARES

If any deposited Cannon Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Cannon Shares than are deposited, certificates for Cannon Shares not deposited will be returned at the Offeror's expense by either sending new certificates representing Cannon Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Cannon, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

## 9. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, and prior to the Expiry Time, Cannon should subdivide or consolidate the Cannon Shares or otherwise change any of the Cannon Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect any such subdivision, consolidation or other change.

Cannon Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Cannon Shares on or after the date of the Offer. If Cannon should declare or pay or make any dividend, or make any other distribution on or issue any rights with respect to any of the Cannon Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Cannon Shares into the name of the Offeror or its nominee or transferee on Cannon's share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the cheques payable by the Offeror pursuant to the Offer or reduce the amount of cash payable in respect of the amount or value thereof, as determined by the Offeror in its sole discretion.

## 10. MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, certificates representing Cannon Shares to be returned will not be mailed if the Offeror determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to certificates representing Cannon Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Cannon Shares were deposited upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notice of any determination by the Offeror not to mail as a result of mail service delay or interruption will be given in accordance with Section 11 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Take Up and Payment for Deposited Cannon Shares", delivery of certificates representing G2 Shares with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Cannon Shares shall be deemed to have been paid for immediately upon such deposit.

## 11. NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered holders of Cannon Shares at their addresses as shown on the registers maintained by Cannon and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Cannon Shares, if: (i) it is given to the TSXV for dissemination through its facilities; (ii) it is published once in the national edition of *The Globe and Mail* or *The National Post*, provided that if the national edition of *The Globe and Mail* or *The National Post* is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the cities of Calgary, Alberta and Toronto, Ontario and (iii) it is distributed through the facilities of the Canadian Corporate News and given to the Dow Jones News Service.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the office of the Depositary set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

## 12. ACQUISITION OF CANNON SHARES NOT DEPOSITED

### Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the Cannon Shares, other than Cannon Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the ABCA), and the Offeror acquires such deposited Cannon Shares, then the Offeror intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Cannon Shares held by each Cannon Shareholder who did not accept the Offer and any person who subsequently acquires any such Cannon Shares (a "Dissenting Offeree") on the same terms (including the Offered Consideration) as the Cannon Shares acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, the Offeror must give notice (the "Offeror's Notice") to the Dissenting Offerees of such acquisition within 60 days after the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after sending the Offeror's Notice, the Offeror must pay or transfer to Cannon the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Cannon Shares held by such Dissenting Offeree to Cannon and must elect either to transfer such Cannon Shares to the Offeror on the terms on which the Offeror acquired Cannon Shares under the Offer or to demand payment of the fair value of the Cannon Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Cannon Shares to the Offeror on the same terms (including the Offered Consideration) that the Offeror acquired the Cannon Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Cannon Shares, the Offeror may apply to the Court of Queen's Bench of Alberta (the "Court") to fix the fair value of the Cannon Shares of that Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the other consideration to Cannon, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Cannon Shares to the Offeror on the same terms that the Offeror acquired Cannon Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Cannon Shares could be more or less than the amounts paid pursuant to the Offer.

**The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.**

**Subsequent Acquisition Transaction**

If the Offeror takes up and pays for Cannon Shares validly deposited pursuant to the Offer, and if the foregoing statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror elects not to pursue such right, the Offeror will use all commercially reasonable efforts to acquire the balance of the Cannon Shares as soon as practicable by way of a Subsequent Acquisition Transaction (as hereinafter defined). In order to effect a Subsequent Acquisition Transaction, the Offeror will seek to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory plan of arrangement, capital reorganization, consolidation, recapitalization, or other transaction involving the Offeror and/or an affiliate of the Offeror and Cannon and/or the Shareholders for the purposes of Cannon becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting an amalgamation or merger of Cannon's business and assets with or into the Offeror and/or an affiliate of the Offeror, carried out for a consideration per Cannon Share not less than the Offered Consideration (a "Subsequent Acquisition Transaction"). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding shares of the relevant class(es) and the approval of a majority of the votes cast by "minority" holders of such shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror will cause Cannon Shares acquired under the Offer to be voted in favour of such a transaction. The timing and details of any such Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Cannon Shares acquired pursuant to the Offer. If the Offeror takes up and pays for 66 2/3% of the Cannon Shares outstanding, on a fully-diluted basis, under the Offer, the Offeror believes it will own sufficient Cannon Shares to effect a Subsequent Acquisition Transaction.

In certain types of Subsequent Acquisition Transactions, the registered holders of Cannon Shares may have the right to dissent under the ABCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount paid pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the Cannon Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Cannon Shares.

A Subsequent Acquisition Transaction described above may constitute a "Business Combination" or a "Going Private Transaction" within the meaning of certain applicable Canadian securities legislation and regulations including Ontario Securities Commission (the "OSC") Rule 61-501 *Insider Bids, Issuer bids, Business Combinations and Related Party Transactions* ("OSC Rule 61-501") and the Québec Autorité des marchés financiers (the "AMF") Policy Statement Q-27 *Protection of Minority Securityholders in the Course of Certain Transactions* ("AMF Policy Q-27") . Under OSC Rule 61-501 and AMF Policy Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a Business Combination or a Going Private Transaction if it would result in the interest of a holder (as defined therein) or beneficial owner of Cannon Shares being terminated without such holder or beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefore. The Offeror expects that any Subsequent Acquisition Transaction relating to Cannon Shares will be a Business Combination or a Going Private Transaction under OSC Rule 61-501 and AMF Policy Q-27.

In certain circumstances, the provisions of OSC Rule 61-501 and AMF Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a Business Combination or a Going Private Transaction carried out in accordance with OSC Rule 61-501 and AMF Policy Q-27 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such Business Combination or Going Private Transaction in accordance with OSC Rule 61-501 and AMF Policy Q-27, or any successor provisions, or exemptions therefrom such that the "related party transaction" provisions of OSC Rule 61-501 and AMF Policy Q-27 will not apply to the Business Combination or a Going Private Transaction.

OSC Rule 61-501 and AMF Policy Q-27 provide that unless exempted, a corporation proposing to carry out a Business Combination or a Going Private Transaction is required to prepare a formal valuation of the affected securities (in this case, the Cannon Shares) and, subject to certain exceptions, any non-cash consideration being offered therefore) and provide to the holders of the Cannon Shares a summary of such valuation or the entire valuation.

In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to OSC Rule 61-501 and AMF Policy Q-27 exempting the Offeror or Cannon or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Policy Q-27 for certain Business Combinations or Going Private Transactions completed within 120 days after the expiry of a formal take-over bid if the intent to effect such transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value to and is in the same form as that paid in the take-over bid and certain disclosure is given in the take-over bid disclosure documents. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration offered under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Date. Accordingly, the Offeror expects to rely on these exemptions.

OSC Rule 61-501 and AMF Policy Q-27 also require that, unless exempted, in addition to any other required shareholder approval, in order to complete a Business Combination or Going Private Transaction, the approval of a simple majority of the votes cast by "minority" shareholders be obtained. In relation to the Offer and any subsequent Business Combination or Going Private Transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the AMF, as required, all holders of Cannon Shares, other than the Offeror or any "interested party" or any "related party" of the Offeror, or any other "interested party" for purposes of OSC Rule 61-501 and AMF Policy Q-27, including any director or senior officer of the Offeror, any associate, affiliate or insider of the Offeror or any of their directors and senior officers or any person or company acting jointly or in concert with any of the foregoing. However, OSC Rule 61-501 and AMF Policy Q-27 provide, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, that the Offeror may treat Cannon Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of such subsequent Business Combination or Going Private Transaction if, among other things, the consideration per security in the Business Combination or Going Private Transaction is at least equal in value to and is in the same form as the consideration paid under the Offer and such Business Combination or Going Private Transaction is completed no later than 120 days after the Expiry Date. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to tendering Shareholders under the Offer and that such Business Combination or Going Private Transaction would be completed no later than 120 days after the Expiry Date. Accordingly, the Offeror intends that the Cannon Shares acquired by it under the Offer will be counted as part of any minority approval required in connection with a Subsequent Acquisition Transaction.

In addition, under OSC Rule 61-501 and AMF Policy Q-27 if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Cannon Shares at the time the Business Combination, Going Private Transaction or related party transaction is initiated, the requirement for minority approval under OSC Rule 61-501 and AMF Policy Q-27 would not apply to the transaction if a statutory dissent and appraisal remedy is available, or if a substantially equivalent enforceable right is made available, to the minority shareholders. The Cannon Shares will not be counted as part of the minority except if permitted by the AMF and the OSC.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Cannon Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Cannon Shares. The fair value of Cannon Shares so determined could be more or less than the amount paid per Cannon Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 14 of the Circular, "Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

**Other Alternatives**

If the Offeror is unable to or decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available alternatives to acquire the remaining Cannon Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Cannon Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Cannon Shares. Any additional purchases of Cannon Shares could be at a price greater than, equal to or less than the price to be paid for Cannon Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Cannon Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Cannon Shares under the Offer.

**Judicial Developments**

Prior to the adoption of OSC Rule 61-501 (or its predecessor, OSC Policy 9.1) and AMF Policy Q-27, Canadian courts had in several instances granted preliminary injunctions to prohibit transactions which constituted Business Combination or Going Private Transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting such transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

## 13. MARKET PURCHASES AND SALES OF CANNON SHARES

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Cannon Shares by making purchases through the facilities of the TSXV at any time and from time to time prior to the Expiry Time in accordance with applicable Securities Laws. In no event will the Offeror make any such purchases of Cannon Shares through the facilities of the TSXV until the third clear trading day following the date of the Offer. If the Offeror should acquire Cannon Shares by making purchases through the facilities of the TSXV during the Offer Period, the Cannon Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Cannon Shares acquired in this manner will not exceed 5% of the Cannon Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSXV on each day on which such Cannon Shares have been purchased.

Although the Offeror has no current intention to sell Cannon Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Cannon Shares after the Offer Period.

## 14. OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

**No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer.**

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Cannon Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Cannon Shares or notice of withdrawal of Cannon Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Cannon Share or any particular Shareholder. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

**The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.**

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

**Information for United States Shareholders**

The Offer and Circular have been prepared in accordance with Canadian disclosure requirements, which differ from those in the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles that are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements and other financial information of United States companies. Information concerning oil and gas operations and reserves have been prepared in accordance with Canadian requirements, which differ significantly from those of the SEC.

The G2 Shares to be issued to United States holders of Cannon Shares pursuant to the Offer will not be registered under the 1933 Act, and such securities will be freely tradable in the United States under applicable United States securities laws except for (i) any G2 Shares acquired by affiliates of Cannon or the Offeror and (ii) G2 Shares that are issued with respect to Cannon Shares that are deemed "restricted securities" under Rule 144 of the 1933 Act, which in each case may be resold in the United States only pursuant to an exemption from the registration requirements of the 1933 Act. Resales may also be made in Canada in accordance with Regulation S under the 1933 Act.

For additional information and details, see "Notice to United States Shareholders" in the Offer.

Cannon Shareholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

Dated: December 21, 2006

**G2 RESOURCES INC.**

By: (Signed) Curtis A. Hartzler
President and Chief Executive Officer

**The provisions of the Definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.**

## CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror dated December 21, 2006 to purchase all of the Cannon Shares. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

**The information concerning Cannon contained in the Offer Documents has been taken from or is based upon publicly available documents, records on file with Canadian securities regulatory authorities and other public sources and information provided to the Offeror by Cannon. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by Cannon to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.**

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Cannon must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Cannon subsequent to the date of the most recently published financial statements of Cannon.

### 1. G2 RESOURCES INC.

The Offeror is a corporation incorporated under the laws of the Province of Alberta on April 8, 2005. G2 is an independent public corporation engaged in the acquisition, exploration, development and production of crude oil and natural gas in western Canada. G2's operations are principally concentrated in Alberta in the deep basin and west central areas. G2 commenced operations on August 9, 2005, when certain oil and gas properties of Goose River Resources Ltd. and SignalEnergy Inc. and cash from SignalEnergy Inc. were transferred to G2 under a plan of arrangement.

The G2 Shares trade on the facilities of the TSXV under the symbol "GRT". G2 is a reporting issuer in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, and Nova Scotia. G2 has no subsidiaries.

G2 employs or retains the services of ten individuals (not including personnel hired on a contract basis) at its head office in Calgary, Alberta and one field supervisor.

The head office of G2 is located at 310, 333 - 5th Avenue S.W., Calgary, Alberta T2P 3B6. The registered office of G2 is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

### GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

#### History

On August 9, 2005, as a result of a plan of arrangement, the former shareholders of Goose River Resources Ltd. received 0.05 of a common share of G2 for each common share held in exchange for certain interests in petroleum and natural gas assets having a fair value of $284,000. An aggregate of 1,776,655 common shares of G2 were issued to the former shareholders of Goose River Resources Ltd. In addition, G2 issued 1,776,655 common shares to SignalEnergy Inc. in exchange for $179,000 cash and certain interests in petroleum and natural gas assets.

Immediately after the arrangement, founding officers, directors and employees of G2 subscribed for an aggregate of 3,552,000 G2 Shares at $0.161 per share.

On September 1, 2005, G2 issued 12,500,000 units at a price of $0.40 per unit. Each unit was comprised of one G2 share and one half of one G2 share purchase warrant of G2. Each whole warrant entitled the holder to subscribe for one additional G2 share at a price of $0.50 per share until March 31, 2006. All of the warrants were exercised prior to the expiry date of March 31, 2006. Proceeds from the issue were applied to G2's exploration and development program and general corporate purposes.

On November 3, 2005, G2 issued 4,833,333 common shares on a "flow-through basis at a price of $0.90 per share. In addition, G2 issued 5,333,333 units at a price of $0.75 per unit. Each unit was comprised of one G2 share and one G2 share purchase warrant of G2. Each warrant entitled the holder to subscribe for one additional G2 share at a price of $1.00 per share until November 3, 2006 or earlier in certain circumstances. All of the warrants were exercised during the nine month period ending September 30, 2006. As at September 30, 2006, G2 had incurred eligible exploration expenditures to satisfy its obligation pursuant to the flow-through shares.

On April 27, 2006, G2 issued 6,000,000 common shares on a "flow-through" basis, 4,000,000 of which were issued at a price of $1.30 per share and 2,000,000 of which were issued at a price of $1.20 per share, for aggregate gross proceeds of $7,600,000. As of September 30, 2006, G2 is required to incur qualifying exploration and development expenditures, pursuant to this financing, in the amount of $486,493 prior to December 31, 2007.

On October 16, 2006, G2 issued 2,325,582 common shares on a "flow-through" basis at a price of $0.86 per share for gross proceeds of $2,000,000. G2 is required to incur qualifying exploration and development expenditures, pursuant to this financing, in the amount of $2,000,000 prior to December 31, 2007.

On December 14, 2006, G2 issued 581,300 common shares on a "flow-through" basis at a price of $0.86 per share for gross proceeds of $499,918. G2 is required to incur qualifying exploration and development expenditures, pursuant to this financing, in the amount of $499,918 prior to December 31, 2007.

**Stated Business Objectives**

The business plan of G2 is to create value on a production and reserve per share basis in the oil and gas industry in western Canada. To accomplish this, G2 has pursued and will continue to pursue an integrated growth strategy including focused exploration, exploitation and strategic acquisitions within its geographic areas in the Western Canadian Sedimentary Basin. G2 will continue to focus on exploration and development drilling in the deep basin and west central areas of Alberta and Saskatchewan where it has assembled large land blocks close to gas infrastructure and crude oil processing facilities.

G2 plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential. In addition, the exploration for higher risk targets are included in the plan, but to a limited extent. G2 plans to maintain a balance between exploration, exploitation and development drilling for natural gas reserves and crude oil over the course of the next five years. Management of G2 will consider asset and corporate acquisition opportunities that meet G2's business parameters.

## RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Information contained in this section is effective as of September 30, 2006 unless otherwise stated. Reserves information was prepared on November 6, 2006 from the evaluation prepared by G2's independent evaluators, Sproule Associates Limited.

The following is a general description of G2's principal properties.

***Wapiti, Alberta***

In October 2005, G2 negotiated two farmins at Wapiti, Alberta securing the right to earn on 9,780 acres of land with options to farmin or earn on a further 16,480 acres. The lands form a contiguous block covering more than a township of land with rights to the base of the Dunvegan zone. The farmin lands have 77 wells producing from deeper horizons that provide excellent subsurface geological control. During the first six months of 2006, G2 drilled four commitment wells to earn the acreage in this prospect area, resulting in a new Dunvegan discovery. G2 identified and mapped five potential hydrocarbon bearing reservoirs, including three Dunvegan channels, a Doe

Creek and a Cardium zone which could provide additional development locations by twining existing wellbores. The project has existing gas gathering infrastructure and year round access.

In August 2006, the one of commitment wells was completed and tied in for production at a rate of 1.0 mmcf/d (500 mcf/d net to G2), plus associated natural gas liquids. G2 has one well waiting on completion and two wells that are waiting on the construction of production facilities.

*Kaybob, Alberta*

In September, 2005, G2 entered into a 49.5% working interest participation in a joint venture in the Kaybob area. The first of a 6 well program to test both the Cretaceous and Triassic zones commenced in December, 2005. The program resulted in one Gething gas well and five dry holes. As part of the joint venture G2 acquired a 29.7% working interest in three wells which had been previously drilled and cased. Under the terms of this joint venture G2 becomes the operator of any producing well. The Gething gas well has been on production since June 2006 at an average rate of 1.0 mmcf/d (500 mcf/d net) and has recently been increased to 1.5 mmcf/d (750 mcf/d net). Construction of production facilities for a Gething oil well, acquired by G2 in 2005, was completed during June 2006. The well was placed on production at approximately 50 barrels of oil per day (16 barrels of oil per day net to G2). G2 is currently evaluating this well before conducting additional drilling operations.

***Windfall, Alberta***

The Windfall property is prospective for liquid rich Nisku and Gething gas and dry gas in the Belly River formation. G2 has acquired 5,760 gross (1,872 net) acres and G2 has negotiated farmin options on a further 9,820 acres of mineral rights with access to a 70 square mile 3-D seismic data base covering all of the lands. The seismic is currently being reprocessed and G2 anticipates that two wells will be drilled on the lands by the end of the second quarter 2007. To date G2 has identified five Nisku, two Gething and two Belly River prospects on the lands. Nisku wells in the Windfall area have the potential to produce up to 20 mmcf/d of raw gas plus associated natural gas liquids.

***Kakwa, Alberta***

This 4,300 meter test in which G2 is participating at 13.5% working interest is targeting the Swan Hills formation and is based on offsetting wells and a 3D seismic interpretation. The well was spudded during the week of January 23, 2006 and the rig was required to leave the area by March 15, due to its location in a wildlife protection area. The well was drilled to intermediate casing point at 3,000 meters and was suspended and the rig was moved. A rig has now been moved back on the location and resumed operation. The well is expected to reach total depth in mid-January 2007.

***Foam Lake, Saskatchewan***

The Foam Lake property consists of 209,004 gross acres (156,753 net acres) held in a contiguous nine township block as a five year Saskatchewan Special Exploration Permit. G2 has a 75% working interest in the permit. Rental and expenditure deposits consist of approximately $203,000 per year over each of the first two years and the first year's rental and expenditure deposits have been paid. The Foam Lake lands covers that portion of the Eastern Saskatchewan sedimentary basin which has a similar geological setting to that of the major Western Saskatchewan and Eastern Alberta shallow natural gas trends. This is an exploration project balanced with the ability to control major land blocks if the drilling is successful.

A surface geochemical survey covering 360 miles of sampling has been completed and five anomalous areas were identified. G2 has shot 2-D seismic lines over the anomalies to further delineate the prospects and expects to drill two wells on the prospect by the end of the first quarter 2007.

*Kirkpatrick, Alberta*

The Kirkpatrick property is located approximately 25 kilometres southeast of Coronation, Alberta. The property was purchased from Goose River Resources Ltd. G2 owns working interests ranging from 1.125% to 3.75% in 18 sections (4,608 gross hectares). G2 also owns overriding royalties ranging from 3% to 3.75% on 13 of the 18 sections. The property contains 14 producing gas wells and one shut in gas well. The wells produce from the Viking formation.

*Sylvan Lake, Alberta*

G2 has a 10 percent working interest in a property in the Sylvan Lake Area on which is located the 8-3-37-4W5 gas well. This well was drilled to test the Viking interval at 2,000 metres. The well was completed in a number of Edmonton sands at depths ranging from 575 to 1065 metres. The well was placed on production in February, 2004 and is tied into a gathering system controlled by Apache Pipelines Inc. The well is operated by Root Exploration Ltd.

***Reserves Data***

*Reserves and Future Net Revenue*

The following is a summary of G2's crude oil, natural gas and NGLs reserves and the discounted value of future net cash flow as evaluated in the Sproule Associates Limited Report, dated October 18, 2006. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

All evaluations of future revenue are after the deduction of future income tax expenses (unless otherwise noted in the tables) royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables do not necessarily represent the fair market value of G2 reserves. There is no assurance that the forecast price and cost assumptions contained in the Sproule Associates Limited Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on G2's properties described herein are estimates only. The actual reserves on G2's properties may be greater or less than those calculated.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 for the year ended December 31, 2005 can be found in Schedule C to this Offer and Circular.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs.

**OIL AND GAS RESERVES**
**BASED ON FORECAST PRICES AND COSTS**

| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|---|---|
| | Gross (mbbl) | Net (mbbl) | Gross (mbbl) | Net (mbbl) | Gross (mmcf) | Net (mmcf) | Gross (mbbl) | Net (mbbl) |
| Proved Developed Producing | - | - | - | - | 735 | 567 | 55.1 | 34.6 |
| Proved Undeveloped | - | - | - | - | 1,994 | 1,468 | 263.8 | 163.9 |
| **Total Proved** | **-** | **-** | **-** | **-** | **2,729** | **2,035** | **318.9** | **198.5** |
| Probable Developed | - | - | - | - | 220 | 173 | 14.5 | 9.1 |
| Probable Developed Non-Producing | 16.8 | 12.9 | - | - | - | - | - | - |
| Probable Undeveloped | - | - | | | 604 | 445 | 79.8 | 49.6 |
| **Total Probable** | **16.8** | **12.9** | **-** | **-** | **824** | **618** | **94.3** | **58.7** |
| **Total Proved Plus Probable** | **16.8** | **12.9** | **-** | **-** | **3,553** | **2,653** | **413.2** | **257.2** |

## NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% ($000) | 5% ($000) | 10% ($000) | 15% ($000) | 20% ($000) | 0% ($000) | 5% ($000) | 10% ($000) | 15% ($000) | 20% ($000) |
| Proved Developed Producing | 3,612 | 3,170 | 2,845 | 2,596 | 2,400 | 3,612 | 3,167 | 2,841 | 2,591 | 2,393 |
| Proved Undeveloped | 5,636 | 4,408 | 3,491 | 2,790 | 2,242 | 5,536 | 4,408 | 3,492 | 2,792 | 2,246 |
| **Total Proved** | **9,248** | **7,578** | **6,336** | **5,386** | **4,642** | **9,248** | **7,575** | **6,333** | **5,383** | **4,639** |
| Total Probable | 4,658 | 3,478 | 2,724 | 2,217 | 1,858 | 3,670 | 2,818 | 2,268 | 1,893 | 1,624 |
| **Total Proved Plus Probable** | **13,906** | **11,056** | **9,060** | **7,603** | **6,500** | **12,918** | **10,393** | **8,601** | **7,276** | **6,263** |

## TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON FORECAST PRICES AND COSTS

| | Revenue ($000) | Royalties ($000) | Operating Costs ($000) | Development Costs ($000) | Abandonment and Reclamation Costs ($000) | Future Net Revenue Before Income Taxes ($000) | Income Taxes ($000) | Future Net Revenue After Income Taxes ($000) |
|---|---|---|---|---|---|---|---|---|
| **Total Proved** | 31,425 | 8,810 | 8,931 | 4,232 | 204 | 9,248 | - | 9,248 |
| Total Probable | 10,879 | 2,924 | 3,240 | 31 | 26 | 4,658 | 988 | 3,670 |
| **Total Proved Plus Probable** | **42,304** | **11,734** | 12,171 | **4,263** | **230** | **13,906** | **988** | **12,918** |

## FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON FORECAST PRICES AND COSTS

| | Production Group | Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000) |
|---|---|---|
| **Total Proved** | Light and medium crude oil | - |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 6,336 |
| | | **6,336** |
| **Total Probable** | Light and medium crude oil | 528 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 2,196 |
| | | **2,724** |
| **Total Proved Plus Probable** | Light and medium crude oil | 528 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 8,532 |
| | | **9,060** |

## PRICING ASSUMPTIONS – FORECAST PRICES AND COSTS

Sproule Associates Limited employed the following pricing, exchange rate and inflation rate assumptions as of September 30, 2006 in estimating G2's reserves data using forecast prices and costs.

| | Light and Medium Crude Oil | | | Natural Gas | Natural Gas Liquids | | Inflation Rate | Exchange Rate |
|---|---|---|---|---|---|---|---|---|
| | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par 40°API ($Cdn/bbl) | Cromer Medium 29.3° API ($Cdn/bbl) | AECO Gas Price ($Cdn/MMBtu) | Edmonton Pentanes Plus ($Cdn/bbl) | Edmonton Butanes ($Cdn/bbl) | %/year | $US/$Cdn |
| Year | | | | | | | | |
| Historical | | | | | | | | |
| 2000 | 30.30 | 44.03 | 39.90 | 5.07 | 46.27 | 34.83 | 1.5 | 0.674 |
| 2001 | 25.94 | 39.06 | 31.56 | 6.23 | 42.46 | 27.93 | 2.0 | 0.646 |
| 2002 | 26.09 | 40.12 | 35.46 | 4.04 | 40.80 | 25.39 | 2.7 | 0.637 |
| 2003 | 31.14 | 43.23 | 37.53 | 6.66 | 44.16 | 34.55 | 2.5 | 0.716 |
| 2004 | 41.42 | 52.91 | 45.72 | 6.87 | 53.91 | 41.37 | 2.5 | 0.770 |
| 2005 | 56.46 | 69.29 | 57.36 | 8.58 | 69.13 | 45.20 | 1.6 | 0.826 |
| Forecast | | | | | | | | |
| 2006 (3 mos) | 68.05 | 74.16 | 63.04 | 5.83 | 75.95 | 58.04 | 5.0 | 0.900 |
| 2007 | 71.78 | 78.30 | 64.99 | 7.78 | 80.19 | 58.36 | 5.0 | 0.900 |
| 2008 | 68.09 | 74.18 | 61.57 | 8.05 | 75.97 | 55.29 | 4.0 | 0.900 |
| 2009 | 57.31 | 62.18 | 52.85 | 7.29 | 63.68 | 46.35 | 3.0 | 0.900 |
| 2010 | 54.12 | 58.62 | 49.83 | 7.05 | 60.03 | 43.69 | 2.0 | 0.900 |
| 2011 | 55.20 | 59.80 | 50.83 | 7.21 | 61.24 | 44.57 | 2.0 | 0.900 |
| 2012 | 56.31 | 61.00 | 51.85 | 7.34 | 62.48 | 45.47 | 2.0 | 0.900 |
| 2013 | 57.43 | 62.23 | 52.90 | 7.48 | 63.73 | 46.38 | 2.0 | 0.900 |
| 2014 | 58.58 | 63.48 | 53.96 | 7.61 | 65.02 | 47.32 | 2.0 | 0.900 |
| 2015 | 59.75 | 64.76 | 55.05 | 7.74 | 66.32 | 48.27 | 2.0 | 0.900 |
| 2016 | 60.95 | 66.06 | 56.16 | 7.88 | 67.66 | 49.24 | 2.0 | 0.900 |
| 2017 | 62.17 | 67.39 | 57.29 | 8.02 | 69.02 | 50.23 | 2.0 | 0.900 |
| Thereafter | Escalated Rate of 2.0% thereafter | | | | | | | |

The weighted average realized sales prices for G2 for the nine month period ended September 30, 2006 was $nil/bbl for crude oil $64.02/bbl for natural gas liquids and $6.63/mcf for natural gas.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using constant prices and costs.

## OIL AND GAS RESERVES
## BASED ON CONSTANT PRICES AND COSTS

| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|---|---|
| | Gross (mbbl) | Net (mbbl) | Gross (mbbl) | Net (mbbl) | Gross (mmcf) | Net (mmcf) | Gross (mbbl) | Net (mbbl) |
| Proved Developed Producing | - | - | - | - | 730 | 545 | 52.0 | 32.8 |
| Proved Undeveloped | - | - | - | - | 1,034 | 763 | 136.7 | 85.6 |
| **Total Proved** | - | - | - | - | **1,764** | **1,308** | **188.7** | **118.4** |
| Probable Developed | - | - | - | - | 202 | 157 | 13.5 | 8.5 |
| Probable Developed Non-Producing | 16.8 | 12.9 | - | - | - | - | - | - |
| Probable Undeveloped | - | - | | | 308 | 228 | 40.7 | 25.6 |
| **Total Probable** | **16.8** | **12.9** | - | - | **510** | **385** | **54.2** | **34.1** |
| **Total Proved Plus Probable** | **16.8** | **12.9** | - | - | **2,274** | **1,693** | **242.9** | **152.5** |

## NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% ($000) | 5% ($000) | 10% ($000) | 15% ($000) | 20% ($000) | 0% ($000) | 5% ($000) | 10% ($000) | 15% ($000) | 20% ($000) |
| Proved Developed Producing | 1,478 | 1,339 | 1,228 | 1,139 | 1,065 | 1,478 | 1,339 | 1,228 | 1,139 | 1,065 |
| Proved Undeveloped | 5,362 | 1,142 | 964 | 817 | 696 | 5,362 | 1,142 | 964 | 817 | 696 |
| **Total Proved** | **2,840** | **2,480** | **2,192** | **1,956** | **1,761** | **2,840** | **2,480** | **2,192** | **1,956** | **1,761** |
| Total Probable | 1,810 | 1,494 | 1,261 | 1,085 | 949 | 1,810 | 1,494 | 1,261 | 1,085 | 949 |
| **Total Proved Plus Probable** | 4,650 | 3,974 | 3,453 | 3,041 | 2,710 | 4,650 | 3,974 | 3,453 | 3,041 | 2,710 |

## TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON CONSTANT PRICES AND COSTS

| | Revenue ($000) | Royalties ($000) | Operating Costs ($000) | Development Costs ($000) | Abandonment and Reclamation Costs ($000) | Future Net Revenue Before Income Taxes ($000) | Income Taxes ($000) | Future Net Revenue After Income Taxes ($000) |
|---|---|---|---|---|---|---|---|---|
| **Total Proved** | 11,280 | 3,207 | 4,248 | 880 | 105 | 2,840 | - | 2,840 |
| Total Probable | 4,404 | 1,174 | 1,381 | 30 | 9 | 1,810 | - | 1,810 |
| **Total Proved Plus Probable** | 15,684 | 4,381 | 5,629 | 910 | 114 | 4,650 | - | 4,650 |

## FUTURE NET REVENUE BY PRODUCTION GROUP BASED UPON CONSTANT PRICES AND COSTS

| | Production Group | Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000) |
|---|---|---|
| Proved | Light and medium crude oil | - |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 2,192 |
| **Total Proved** | | 2,192 |
| Probable | Light and medium crude oil | 550 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 711 |
| **Total Probable** | | 1,261 |
| Proved Plus Probable | Light and medium crude oil | 550 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 2,903 |
| **Total Proved Plus Probable** | | 3,453 |

## PRICING ASSUMPTIONS – CONSTANT PRICES AND COSTS

Sproule employed the following pricing, exchange rate and inflation rate assumptions as of September 30, 2006 in estimating G2's reserves data using constant prices and costs.

| CRUDE OIL | | | NATURAL GAS | NATURAL GAS LIQUIDS | | |
|---|---|---|---|---|---|---|
| **Edmonton Par** | **Hardisty Heavy** | **Hardisty Bow River** | **Alberta AECO-C** | **Natural Gas By-Products Butanes** | **Inflation Rate** | **Exchange Rate** |
| **($Cdn/stb)** | **($Cdn/stb)** | **($Cdn/stb)** | **($Cdn/mcf)** | **($Cdn/bbl)** | **%/Yr** | **($US/$Cdn)** |
| **70.19** | - | - | **3.54** | **57.17** | - | **0.897** |

## UNDEVELOPED RESERVES

***Proved Undeveloped Reserves***

The following table sets forth the volumes of proved undeveloped reserves that were attributed for each of G2's product types for the nine month period ended September 30, 2006.

| Period | Light and Medium Oil (mbbl) | Natural Gas (mmcf) | Natural Gas Liquids (mbbl) |
|---|---|---|---|
| December 31, 2005[1] | - | - | - |
| September 30, 2006 | - | 1,994 | 263.8 |

**Note:**

(1) For the period August 9, 2005, the date G2 commenced operations, to December 31, 2005.

G2 has proved undeveloped reserves of 596 mboe which consist of three infill drilling locations and three drilled locations requiring production facilities and pipeline tie in.

***Probable Undeveloped Reserves***

The following table sets forth the volumes of probable undeveloped reserves that were attributed for each of G2's product types for the nine month period ended September 30, 2006.

| Period | Light and Medium Oil (mbbl) | Natural Gas (mmcf) | Natural Gas Liquids (mbbl) |
|---|---|---|---|
| December 31, 2005[1] | - | - | - |
| September 30, 2006 | - | 604 | 79.8 |

**Note:**

(1) For the period August 9, 2005, the date G2 commenced operations, to December 31, 2005.

G2 has probable undeveloped reserves of 180 mboe which consist of three infill drilling locations and three drilled locations requiring production facilities and pipeline tie in.

## SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The estimation of reserves requires significant judgment and decisions based on available geological, geophysical, engineering, and economic data. These estimates can change substantially as additional information from ongoing development activities and production performance becomes available and as economic and political conditions impact oil and gas prices and costs change. G2's estimates are based on current production forecasts, prices and economic conditions. All of G2's reserves are evaluated by an independent engineering firm, Sproule Associates Limited, an independent engineering firm.

As circumstances change and additional data becomes available, reserve estimates also change. Based on new information, reserve estimates are reviewed and revised, either upward or downward, as warranted. Although every reasonable effort has been made by G2 to ensure that reserve estimates are accurate, revisions arise as new information becomes available. As new geological, production and economic information is incorporated into the process of estimating reserves the accuracy of the reserve estimates improves.

## FUTURE DEVELOPMENT COSTS

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves (using both constant and forecast prices and costs) and proved plus probable reserves (using forecast prices only).

| Period | Total Proved Estimated Using Constant Prices and Costs ($000) | Total Proved Estimated Using Forecast Prices and Costs ($000) | Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($000) |
|---|---|---|---|
| 2007 | 880 | 4,232 | 4,263 |
| Total for all years undiscounted | 880 | 4,232 | 4,263 |
| Total for all years discounted at 10%/year | 856 | 3,966 | 3,996 |

The future development costs are capital expenditures required in the future for G2 to convert proved undeveloped reserves and probable reserves into proved developed producing reserves.

On an ongoing basis G2 will typically use internally generated cash flow from operations, debt (where deemed appropriate) and new equity issues if available on favorable terms to finance its capital expenditure program. When financing corporate acquisitions, G2 may also assume certain future liabilities.

## OIL AND GAS WELLS

The following table sets forth the number and status of wells in which G2 had a working interest as at September 30, 2006. The stated interests are subject to landowner's and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes. All the following wells are located in Alberta.

| | Producing | | | | Non-producing | | | |
|---|---|---|---|---|---|---|---|---|
| | Oil | | Natural Gas | | Oil | | Natural Gas | |
| | Gross[1] | Net[2] | Gross[1] | Net[2] | Gross[1] | Net[2] | Gross[1] | Net[2] |
| Kirkpatrick | - | - | 14.0 | 0.4 | - | - | 1.0 | 0.0 |
| Sylvan Lake | - | - | 1.0 | 0.1 | - | - | - | - |
| West Strachan | - | - | - | - | - | - | 1.0 | 0.1 |
| Kabob | - | - | 1.0 | 0.3 | 1.0 | 0.3 | 7.0 | 2.1 |
| Morningside | - | - | - | - | 1.0 | 1.0 | 1.0 | 0.8 |
| Wapiti | - | - | 1.0 | 0.5 | - | - | 7.0 | 4.9 |
| Total | - | - | 17.0 | 1.3 | 2.0 | 1.3 | 17.0 | 7.9 |

**Notes:**

(1) "Gross" wells are defined as the total number of wells in which G2 has an interest.

(2) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by G2's percentage working interest therein.

## COSTS INCURRED

The following table summarizes the capital expenditures made by G2 on oil and natural gas properties for the nine month period ended September 30, 2006.

| Property Acquisition Costs ($000) | | Exploration Costs ($000) | Development Costs ($000) |
|---|---|---|---|
| Proved Properties | Unproved Properties | | |
| - | 844 | 12,881 | 6,716 |

## EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the number of exploratory and development wells which G2 completed during the nine month period ended September 30, 2006.

| | Exploratory Wells | | Development Wells | |
|---|---|---|---|---|
| | Gross[1] | Net[2] | Gross[1] | Net[2] |
| Gas Wells | 4.0 | 2.6 | 4.0 | 2.5 |
| Suspended Wells[3] | 1.0 | 0.1 | - | - |
| Dry Holes | 2.0 | 1.3 | 3.0 | 0.9 |
| Total Wells | 7.0 | 4.0 | 7.0 | 3.4 |

**Notes:**

(1) "Gross " wells are defined as the total number of wells in which G2 has an interest.

(2) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by G2's percentage working interest therein.

(3) G2's well at Kakwa, Alberta was spudded on January 27, 2006 and drilling was suspended on March 15, 2006 due to its location in a wildlife protection area. The well has been drilled to intermediate casing point at 3,000 meters and is now suspended until January 2007 when G2 and its partners can return to the area and finish drilling to total depth.

## PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table summarizes the gross and net acres of unproved properties in which G2 has an interest and also the number of net acres for which G2's right to explore, develop or exploit will, absent further action, expire within one year.

| | Gross Acres | Net Acres | Net Acres Expiring Within One Year |
|---|---|---|---|
| Islay | 959 | 767 | 257 |
| West Strachan | 2,260 | 323 | 69 |
| Kaybob | 3,040 | 703 | 124 |
| Wapiti | 19,680 | 14,160 | 8,208 |
| Kirkpatrick | 3,840 | 94 | - |
| Windfall | 3,200 | 1,536 | - |
| Foam Lake | 209,004 | 156,753 | - |
| Total | 241,983 | 174,336 | 8,658 |

## FORWARD CONTRACTS

G2 may use certain derivative financial instruments to manage its commodity prices. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At September 30, 2006, there were no contracts or options outstanding.

## ABANDONMENT AND RECLAMATION COSTS

G2 estimates well abandonment costs on an area by area basis. These costs are included in the Sproule Report as a deduction in arriving at future net revenue. The estimated total abandonment costs included in the Sproule Report for the properties included under the proved reserves category is $204,000 undiscounted ($71,000 discounted at 10%). The total estimated well abandonment costs to be incurred over the next five years are anticipated to be $3,000.

## TAX HORIZON

G2 was not required to pay income taxes for the nine month period ended September 30, 2006. Based on the strategy of re-investing all internally generated cash flow in an exploration and development program and based on the commodity prices used in the Sproule Report, G2 estimates that it will not be taxable in the remaining 3 month period of 2006 and in the fiscal year 2007.

## PRODUCTION ESTIMATES

The following table discloses for each product type the total volume of production estimated by Sproule Associates Limited for 2007 in the estimates of future net revenue from proved reserves.

| | Light and Medium Oil (bbl/d) | Heavy Oil (mbbl) | Natural Gas (mcf/d) | Natural Gas Liquids (bbl/d) | BOE (BOE/d) | % |
|---|---|---|---|---|---|---|
| Wapiti | - | - | 1,108 | 146 | 330 | 82 |
| Kaybob | - | - | 373 | 4 | 66 | 16 |
| Kirkpatrick | - | - | 16 | - | 3 | 1 |
| Sylvan Lake | - | - | 17 | - | 3 | 1 |
| Estimate total production | - | - | 1,514 | 150 | 402 | 100 |

## PRODUCTION VOLUME BY FIELD

The following table discloses for each important field and in total, G2's production volume for the nine month period ended September 30, 2006 for each product type:

| | Light and Medium Oil (bbl/d) | Heavy Oil (mbbl) | Natural Gas (mcf/d) | Natural Gas Liquids (bbl/d) | BOE (BOE/d) | % |
|---|---|---|---|---|---|---|
| Wapiti | - | - | 35 | 1 | 7 | 17 |
| Kaybob | - | - | 165 | 2 | 29 | 69 |
| Kirkpatrick | - | - | 18 | - | 3 | 7 |
| Sylvan Lake | - | - | 20 | - | 3 | 7 |
| Total | - | - | 238 | 3 | 42 | 100 |

## PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by G2 for each quarter as set out below.

| | Three Months Ended September 30, 2006 | Three Months Ended June 30, 2006 | Three Months Ended March 31, 2006 | Three Months Ended December 31, 2005 |
|---|---|---|---|---|
| Average Daily Production | | | | |
| Light and Medium Oil (bbl/d) | - | - | - | - |
| Natural Gas (mcf/d) | 550 | 111 | 48 | 31 |
| Natural Gas Liquids (bbl/d) | 6 | 1 | - | - |
| Average Net Prices Received | | | | |
| Light and Medium Oil ($/bbl) | - | - | - | - |
| Natural Gas ($/mcf) | 6.14 | 5.34 | 9.40 | 11.63 |
| Natural Gas Liquids ($/bbl) | 63.55 | 67.10 | - | - |
| Royalties | | | | |
| Light and Medium Oil ($/bbl) | | - | - | - |
| Natural Gas ($/mcf) | 1.13 | 1.29 | 3.13 | 2.51 |
| Natural Gas Liquids ($/bbl) | 11.20 | 16.47 | - | - |
| Production Costs | | | | |
| Light and Medium Oil ($/bbl) | - | - | - | - |
| Natural Gas ($/mcf) | 2.17 | 2.53 | 2.67 | 2.65 |
| Natural Gas Liquids ($/bbl) | 21.57 | 32.29 | - | - |
| Transportation costs | | | | |
| Light and Medium Oil ($/bbl) | - | - | - | - |
| Natural Gas ($/mcf) | 0.28 | - | - | - |
| Natural Gas Liquids ($/bbl) | 2.80 | - | - | - |
| Operating Netbacks Received | | | | |
| Light and Medium Oil ($/bbl) | - | - | - | - |
| Natural Gas ($/mcf) | 2.58 | 1.51 | 3.60 | 6.47 |
| Natural Gas Liquids ($/bbl) | 25.60 | 19.26 | - | - |

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

### *Annual Information*

The following table sets out selected audited financial information of G2 for the period indicated. The following information should be read in conjunction with G2's financial statements, which are attached to this Offer and Circular as Schedule B.

| | *Period ended December 31, 2005* |
|---|---|
| **Average production** | |
| Natural gas (mcf/d) | 42 |
| Total (boe/d) (6:1) | 7 |
| **Financial** | |
| Natural gas and liquids sales, net of royalties ($) | 45,128 |
| Funds used in operations ($) | 511,704 |
| Net loss ($) | 2,376,091 |
| Net loss per share | 0.11 |
| Production expenses ($) | 13,011 |
| General and administrative Expenses ($) | 974,245 |
| Net capital expenditures ($) | 5,236,844 |
| Cash and cash equivalents ($) | 10,709,566 |
| Net working capital ($) | 7,724,128 |
| Total assets ($) | 15,331,493 |

### *Quarterly Information*

The following table sets out selected unaudited financial information of G2 by quarter since incorporation.

| ($000, except for per share amounts) | *September 30, 2006* | *June 30, 2006* | *March 31, 2006* | *December 31, 2005* | *September 30, 2005* |
|---|---|---|---|---|---|
| Net sales | 287 | 62 | 29 | 26 | 19 |
| Expenses | 12,544 | 848 | 689 | 3,156 | 279 |
| Net loss | 9,988 | 754 | 397 | 2,116 | 260 |
| Net loss per share | 0.21 | 0.02 | 0.01 | 0.08 | 0.03 |

### *Dividends*

Dividends on G2 Shares in the future are subject to factors that include, but are not limited to G2's cash flow from operations and future cash requirements. G2 has not previously declared dividends. Future dividends will be declared at the discretion of the Board of Directors of G2.

*Management's Discussion and Analysis*

***For the Quarter Ended September 30, 2006 Compared to the Quarter Ended September 30, 2005***

This Management's Discussion and Analysis ("MD&A") include the operating and cash flow results for the comparative prior period from the commencement of operations on August 9, 2005 to September 30, 2005. For the comparative prior period, amounts presented on a daily basis are calculated based on the number of days in the period August 9, 2005 to September 30, 2005.

The following MD&A of the financial results, as provided by the management of G2, should be read in conjunction with the audited financial statements for the period ended December 31, 2005 and the unaudited financial statements for the nine months ended September 30, 2006 together with the accompanying notes (attached to this Offer and Circular as Schedule B). G2's auditors, KPMG LLP, have not audited nor have they performed a review of the financial statements for the nine months ended September 30, 2006. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are stated in Canadian dollars unless otherwise noted. Additional information related to the affairs of G2 can be found at www.g2resources.ca or www.sedar.com.

This financial information contains the term cash used in operations which should not be considered an alternative to, or more meaningful than, cash used in operating activities as determined in accordance with Canadian GAAP as an indicator of G2's performance. G2's determination of cash flow from (used in) operations may not be particularly comparable to that reported by other companies, especially in other industries. The reconciliation between net earnings and cash flow from (used in) operations can be found in the Statement of Cash Flows in the financial statements for the periods ended September 30, 2006. "Cash flow" and "funds used in" are used synonymously in this selected financial information and the financial statements.

The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil at the ratio of six thousand cubic feet of gas to one barrel of oil.

OPERATIONAL HIGHLIGHTS

During the nine month period ended September 30, 2006 G2 participated in 14 (7.4 net) wells which resulted in eight gas wells, one suspended well and five abandoned wells for an overall net success rate of 70%.

At Wapiti, Alberta, eight wells were drilled during the nine month period ended September 30, 2006 resulting in seven gas wells and one dry hole. During the third quarter, G2 completed and tied in one of the gas wells. Production commenced in mid August at an initial flow rate of 1.0 mmcf/d (500 mcf/d net) plus associated natural gas liquids. G2 has completed and evaluated four wells and the wells are waiting on construction of production facilities and tie-in. Two recently drilled wells remain to be completed and evaluated in the upcoming quarter.

At Kaybob, Alberta, five wells were drilled in the nine month period ended September 30, 2006 resulting in one Gething gas well and four dry holes. The Gething gas well was placed on production in mid June at a restricted average rate of 1.0 mmcf/d (500 mcf/d net) plus associated natural gas liquids. Production from this well is currently restricted due to pipeline and compression constraints. Construction of production facilities for a Gething oil well acquired by G2 in 2005 was completed during the 2006 second quarter and the well was placed on production at approximately 50 (25 net) bbls/d. Due to a failure of the bottom hole pump the well is currently shut in until repairs can be completed in the fourth quarter when ground conditions are frozen.

At Windfall, Alberta, G2 has acquired 5,760 gross (1,872 net acres) acres of land. G2 has negotiated access rights to a regional 3-D seismic data base covering these lands and 9,820 acres of additional land on which G2 has negotiated a farmin arrangement. The data is currently being reprocessed and evaluated. Based on the interpretations to date G2 has identified 4 potential locations, 3 in the Nisku zone and 1 in the Gething zone. G2 anticipates that two wells will be drilled on the lands by the ended of the 2007 second quarter.

At Kakwa, Alberta, G2 and its partners scheduled the drilling of this high impact well in mid December 2005. However, the rig was delayed due to a prior commitment and the well did not commence drilling until January 27, 2006. The well was drilled to intermediate casing point at 3,000 metres and was suspended in order to remove the rig before spring breakup. In January 2007, G2 and partners will return to the area and finish drilling the well to total depth.

At Foam Lake, Saskatchewan, G2 holds an exploration permit that covers a nine township block (155,520 net acres) of contiguous lands. A surface geochemical survey covering 360 miles was completed and five anomalous areas were identified. G2 has since shot 2-D seismic lines over the anomalies for further delineation and two drilling locations have been surveyed. Drilling is expected to commence in the first quarter of 2007.

On October 16, 2006 G2 issued by way of a private placement 2,325,582 Class A common shares on a flow-through basis for gross proceeds of $2.0 million. The proceeds of this share issue will be used to fund G2's ongoing exploration activities at Foam Lake, Wapiti and Windfall.

On November 23, 2006 G2 entered into a pre-acquisition agreement pursuant to which G2 will make an offer to purchase all of the issued and outstanding common shares of Cannon Oil & Gas Ltd. ("Cannon"), a publicly trading company, on the basis of 0.95 of a common share of G2 for each common share of Cannon. Under the proposed transaction, G2 will issue up to a maximum of 34,770,618 shares to Cannon shareholders, assuming the full exercise of Cannon options and conversion of debt into Cannon common shares, in exchange for their Cannon common shares. It is anticipated that this transaction will close early in 2007.

## FINANCIAL HIGHLIGHTS

| | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Average Production [1] | | | | |
| Oil and natural gas liquids (bbls/d) | **6** | - | **3** | - |
| Natural gas (mcf/d) | **550** | 60 | **238** | 60 |
| Total (boe/d) (6:1) | **98** | 10 | **42** | 10 |
| Average Prices | | | | |
| Oil and natural gas liquids ($/bbl) | **63.55** | - | **64.02** | - |
| Natural gas ($/mcf) | **6.14** | 8.50 | **6.23** | 8.50 |
| Equivalent ($/boe) | **38.49** | 51.00 | **38.96** | 51.00 |
| Production revenue, net of royalties ($) | **287,311** | 19,322 | **379,032** | 19,322 |
| Production expenses ($) | **137,960** | 5,490 | **178,477** | 5,490 |
| General and administrative expenses ($) | **947,498** | 216,036 | **2,363,755** | 216,036 |
| Funds used in operations ($) | **163,200** | 180,238 | **779,887** | 180,238 |
| Net loss ($) | **9,988,377** | 259,642 | **11,139,512** | 259,642 |
| Loss per share - basic and diluted ($) | **0.21** | 0.03 | **0.27** | 0.03 |
| Cash ($) | **5,231,722** | 4,655,220 | **5,231,722** | 4,655,220 |
| Net working capital ($) | **2,024,676** | 4,174,012 | **2,024,676** | 4,174,012 |
| Net capital expenditures ($) | **7,432,485** | 1,348,599 | **20,440,541** | 1,348,599 |
| Shares outstanding | | | **47,371,976** | 19,605,310 |
| Warrants outstanding | | | **-** | 6,250,000 |
| Stock options outstanding | | | **3,558,000** | 710,000 |

(1) For the comparative periods amounts presented on a daily basis are calculated based on the number of days in the period August 9, 2005 to September 30, 2005.

DETAILED FINANCIAL ANALYSIS

Natural Gas Production and Revenue

During the third quarter of 2006, G2's production on an oil equivalent basis was 98 boe/day, as compared to the 10 boe/day in the same quarter 2005. The increase in production is primarily related to bringing on stream operated properties at Kaybob and Wapiti. G2's production levels in September 2006 were hampered by down time experienced at a non-operated compressor station at Kaybob and the gathering system at Wapiti.

G2's 2006 third quarter average realized price for its natural gas production was $6.14/mcf, compared to an average price of $8.50/mcf realized during the same quarter of 2005. G2 receives the AECO daily index natural gas price as all of its production is sold at daily spot prices. AECO prices are influenced by overall North American supply and demand balance, seasonal changes, storage levels and transportation capacity constraints.

G2 had no financial derivative or physical delivery contracts in place during or subsequent to the period ended September 30, 2006. Prices received for future production will be determined by the overall commodity market conditions.

| Average daily production | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Oil & natural gas liquids production (bbls) | **6** | - | **3** | - |
| Natural gas production (mcf) | **550** | 60 | **238** | 60 |
| Total (boe) | **98** | 10 | **42** | 10 |

| Revenue summary ($000) | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Oil & natural gas liquids revenue | **36** | - | **44** | - |
| Natural gas revenue | **310** | 27 | **405** | 27 |
| Royalty income and other | **43** | - | **131** | - |
| Total | **389** | 27 | **580** | 27 |

The following table summarizes the commodity prices realized during the three months and nine months ended September 30, 2006 and 2005. G2's production profile is dependent on natural gas prices which, quarter-over-quarter, the industry continued to see volatility in 2006 resulting in a downward trend through the first three quarters of 2006.

| Average realized price | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Oil and natural gas liquids ($/bbl) | **63.55** | - | **64.02** | - |
| Natural gas ($/mcf) | **6.14** | 8.50 | **6.23** | 8.50 |
| Average realized price ($/boe) | **38.49** | 51.00 | **38.96** | 51.00 |

Royalty Expense

G2's royalty expense was $63,000 for the three months ended September 30, 2006, resulting in a corporate effective royalty rate of 18%, compared to $8,000 and a corporate effective royalty rate of 28% for the comparable period in

2005. The aggregate increase in the 2006 third quarter of $55,000 is attributable to higher production volumes realized in that quarter compared to the same quarter in 2005.

G2's future royalty rates will fluctuate based on reference prices relative to average wellhead prices, type of royalty (Crown vs. freehold) and the proportion of new production that may qualify for royalty relief.

| Royalty expense ($000) | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Crown | **50** | 4 | **70** | 4 |
| Freehold and gorr | **13** | 4 | **21** | 4 |
| Total | **63** | 8 | **92** | 8 |
| Royalties ($/boe) | **7.05** | 14.33 | **7.95** | 14.33 |
| Total Royalties as a % of revenue | **18** | 28 | **20** | 28 |

| Royalty Rate (average % of total sales) | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Crown | **14** | 13 | **16** | 13 |
| Freehold, gorr | **4** | 15 | **4** | 15 |
| Total royalties | **18** | 28 | **20** | 28 |

Production Expenses

G2's field operating expenditures for the three month period ended September 30, 2006 amounted to $122,000. This increase is attributable to the commencement of field operations at Kaybob in June 2006 and at Wapiti in August 2006. On a per unit basis, G2 reported field production costs of $13.57/boe in the third quarter 2006 compared to $10.42/boe in the 2005 third quarter. As a whole, oil and gas services continue to be subject to inflationary cost increases due to high levels of industry activity. G2's major components of field production expenses include labour, equipment maintenance, workovers, chemicals, fuel and power.

In the 2006 third quarter G2's cost of transporting and distributing its natural gas liquids and natural gas production to market delivery points amounted to $16,000.

| Production expenses ($000) | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Field production | **122** | 5 | **160** | 5 |
| Transportation | **16** | - | **18** | - |
| Total | **138** | 5 | **178** | 5 |
| | | | | |
| Field production ($/boe) | **13.57** | 10.42 | **13.92** | 10.42 |
| Transportation ($/boe) | **1.76** | - | **1.56** | - |
| Total ($/boe) | **15.33** | 10.42 | **15.48** | 10.42 |

General and Administrative Expenses

Total general and administrative expenses for the third quarter of 2006 were $351,000 compared to $194,000 for the third quarter of 2005. The higher costs included in the current period are for consulting expenses for land and field operational personnel, the preparation of an interim reserve evaluation of G2's petroleum and natural gas properties and software licensing fees. G2 anticipates that general and administrative expenses on a unit basis will decline as G2 increases its production base.

Stock-based compensation expense for the 2006 third quarter was $596,000. During the nine month period ended September 30, 2006 G2 issued stock options to acquire 2,178,000 Class A common shares to directors, employees and consultants with an exercise price of $1.15 per share and a fair value of $0.92 per share as determined using the Black Scholes model. Also during the nine month period ended September 30, 2006, 16,666 stock options to acquire shares were exercised.

| General and administrative expenses ($000) | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| General and administrative | **351** | 194 | **1,090** | 194 |
| Stock-based compensation | **596** | 22 | **1,274** | 22 |
| Total | **947** | 216 | **2,364** | 216 |
| Total general and administrative ($/boe) [1] | **39.03** | 368.25 | **94.54** | 368.25 |

[1] $/boe calculation does not include non-cash Stock-based compensation expense.

Amortization, Depletion and Accretion Provision

G2's amortization, depletion and accretion provision for the three month period ended September 30, 2006 was $11.5 million. In accordance with oil and gas full cost accounting policies G2 recorded an additional depletion charge of $11.1 million as a result of ceiling test impairment. The depletion provision excludes $0.95 million of costs for undeveloped properties and includes $4.2 million in future development costs.

| Amortization, depletion and accretion provision ($000) | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Amortization, depletion and accretion | **11,459** | 57 | **11,539** | 57 |
| Amortization, depletion and accretion ($/boe) | **1,273.58** | 108.99 | **1,001.04** | 108.99 |

Income Taxes

A future income tax recovery of $2.2 million was recorded during the 2006 third quarter. At September 30, 2006 G2 had the following estimated tax pools available for deduction against future taxable income:

| Tax Pools | | |
|---|---|---|
| Canadian oil and gas property expense | $ | 1,602,000 |
| Canadian development expense | $ | 3,012,000 |
| Canadian exploration expense | $ | 7,842,000 |
| Income tax losses | $ | 1,345,000 |
| Undepreciated capital cost | $ | 1,641,000 |
| Share issue costs | $ | 1,414,000 |

Net Loss and Cash Used in Operations

Net loss was $9.98 million for the three months ended September 30, 2006 and cash used in operations during the third quarter was $0.163 million.

The components of G2's operating netbacks are summarized below:

| Netbacks ($/boe) | *Three months ended September 30* | | *Nine months ended September 30* | |
|---|---|---|---|---|
| | ***2006*** | *2005* | ***2006*** | *2005* |
| Production revenue | **38.98** | 51.00 | **40.84** | 51.00 |
| Net royalties | **(7.05)** | (14.33) | **(7.95)** | (14.33) |
| Operating expenses | **(15.33)** | (10.42) | **(15.48)** | (10.42) |
| Operating netback | **16.60** | 26.25 | **17.41** | 26.25 |
| General and administrative expenses | **(39.03)** | (368.25) | **(94.54)** | (368.25) |
| Interest income | **4.30** | - | **9.49** | - |
| Cash flow netback | **(18.13)** | (342.00) | **(67.64)** | (342.00) |
| Amortization, depletion and accretion expense | **(1,273.58)** | (108.99) | **(1,001.04)** | (108.99) |
| Stock-based compensation expense | **(66.28)** | (41.68) | **(110.51)** | (41.68) |
| Future income tax recovery | **247.82** | - | **212.85** | - |
| Corporate netback | **(1,110.17)** | (492.67) | **(966.34)** | (492.67) |

Capital Expenditures

G2 executes its growth strategy through exploration and development activities supplemented with strategic property acquisitions and corporate acquisitions. Net capital expenditures for the three months ended September 30, 2006 were $7.4 million.

| Capital expenditures ($000) | Three months ended September 30 | |
|---|---|---|
| | 2006 | 2005 |
| Gross property, plant and equipment, July 1 | $ 18,386 | $ - |
| Exploration and development expenditures | | |
| Lease acquisition | 154 | 2 |
| Geological and geophysical | 75 | 268 |
| Drilling and completion | 6,881 | 686 |
| Facilities and equipment | 321 | - |
| Total exploration and development expenditures | 7,431 | 956 |
| Property acquisitions | - | 389 |
| Other expenditures | 2 | 3 |
| Net capital expenditures | 7,433 | 1,348 |
| Asset retirement obligations | 14 | 9 |
| Total additions for the period | 7,447 | 1,357 |
| Gross property, plant and equipment, September 30 | $ 25,833 | $ 1,357 |

| Capital Expenditures ($000) | Nine months ended September 30 | |
|---|---|---|
| | 2006 | 2005 |
| Gross property, plant and equipment, January 1 | $ 5,346 | $ - |
| Exploration and development expenditures | | |
| Lease acquisition | 844 | 2 |
| Geological and geophysical | 499 | 268 |
| Drilling and completion | 17,811 | 686 |
| Facilities and equipment | 1,277 | - |
| Total exploration and development expenditures | 20,431 | 956 |
| Property acquisitions | - | 389 |
| Other expenditures | 10 | 3 |
| Net capital expenditures | 20,441 | 1,348 |
| Asset retirement obligations | 46 | 9 |
| Total additions for the period | 20,487 | 1,357 |
| Gross property, plant and equipment, September 30 | $ 25,833 | $ 1,357 |

Drilling Results

The following table summarizes G2's drilling activity for the three month and nine month period ending September 30, 2006:

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| Gas wells | 4 | 2.70 | 8 | 5.10 |
| Suspended [(1)] | - | - | 1 | 0.14 |
| Abandoned | - | - | 5 | 2.20 |
| Total | 4 | 2.70 | 14 | 7.44 |
| Success rate [(2)] | 100% | 100% | 62% | 70% |

(1) G2's well at Kakwa, Alberta was spudded on January 27, 2006 and drilling was suspended on March 15, 2006 due to its location in a wildlife protection area. The well has been drilled to intermediate casing point at 3,000 metres and is now suspended until December 2006 when G2 and its partners can return to the area and finish drilling to total depth.

(2) The success rate calculation does not include G2's well at Kakwa, Alberta.

Liquidity and Capital Resources

Total market capitalization

| ($000, except share price amount) | *Three months ended September 30* |
|---|---|
| Common shares outstanding | 47,372 |
| Share price | 0.78 |
| Market value of common shares | 36,950 |
| Working capital | (2,025) |
| Asset retirement obligations | 169 |
| Total capitalization | 35,094 |

At September 30, 2006 G2 had cash and cash equivalents of $5.2 million and working capital of $2.0 million.

During the nine month period ended September 30, 2006 all of the warrants expiring March 31, 2006 were exercised for gross proceeds to G2 of $3.125 million, and all of the warrants expiring November 3, 2006 were exercised for gross proceeds to G2 of $5.333 million.

On April 27, 2006, G2 issued by way of a private placement 6,000,000 Class A common shares on a flow-through basis for gross proceeds of $7.6 million. Of the total flow-through shares issued, 4,000,000 shares are related to Canadian Exploration Expense (CEE) at a price of $1.30 per share and 2,000,000 shares are related to Canadian Development Expense (CDE) at a price of $1.20 per share.

On October 16, 2006 G2 issued 2,325,582 "flow-through common shares" for gross proceeds of $2,000,000.

G2 anticipates significant capital expenditures for future exploration, development and production of oil and gas reserves and expects to finance the 2006 and 2007 capital program through a combination of internally generated cash flow, equity financings and bank financing. Commodity prices and production volumes have the largest impact on G2's ability to generate adequate cash flow to meet all its obligations. G2 may adjust its capital expenditure program based on the commodity price outlook and other factors.

As at November 29, 2006 there were 49,697,558 common shares outstanding and stock options to acquire an aggregate of 3,558,000 common shares.

Contractual Obligations, Commitments and Guarantees

G2 has assumed various contractual obligations and commitments in the normal course of operations and financial activities. These obligations and commitments have been considered by G2 when assessing its cash requirements in its analysis of future liquidity.

| ($000) | *Payments* | | | | |
|---|---|---|---|---|---|
| | *Total* | *<1 year* | *1-3 years* | *4-5 years* | *>5 years* |
| Operating lease obligation | 727 | 112 | 450 | 165 | - |
| Exploration expenditures [1] | 486 | 486 | - | - | - |
| Exploration expenditures [2] | 2,000 | - | 2,000 | - | - |
| Asset retirement obligations | 169 | - | - | 4 | 165 |
| Total | 3,382 | 598 | 2,450 | 169 | 165 |

(1) G2 is required to incur eligible exploration expenditures to satisfy its obligation pursuant to the flow-through shares issued on April 27, 2006.

(2) G2 is required to incur eligible exploration expenditures to satisfy its obligation pursuant to the flow-through shares issued on October 16, 2006.

Critical Accounting Estimates

In preparing financial statements in accordance with Canadian GAAP, management makes certain judgements and estimates. Changes in these judgements and estimates could have a material impact on the financial results and financial condition. The following discussion outlines accounting policies and practices that are critical to determining G2's financial results:

Oil and gas accounting – reserve determination

Proved reserves - the estimated quantities of crude oil, natural gas and natural gas liquids that can be recovered in future years under future economic conditions are critical to many aspects of G2's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data, as well as historical production data, and are subject to revisions based on changes in reservoir performance and the pricing environment. All of G2's reserves are evaluated by an independent engineering firm, Sproule Associates Limited.

G2 follows the full cost method of accounting for its petroleum and natural gas operations. Full cost accounting depends on the estimation of proved reserves that management believes are recoverable from G2's oil and gas properties. The estimates are based on current production forecasts, prices and economic conditions.

Reserve estimates are critical to many of G2's accounting estimates:

(i) Proved reserve estimates are used to determine rates that are applied to each unit of production in calculating G2's amortization, depletion and accretion provision.

(ii) Oil and gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market value of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

As production and economic circumstances change and additional information becomes available, management's estimate of reserves changes, possibly materially. This can have a significant impact on earnings. Reserve estimates are reviewed and revised, upwards or downwards as warranted, based on new information. These revisions are required due to changes in well performance, prices and regulatory restrictions.

Management makes every reasonable effort to ensure that the estimation of reserves is accurate. As a result of new geological, geophysical, engineering and production information and a changing economic and political environment, reserve estimates are revised as needed. Revisions to reserve estimates is a continual and ongoing process that can result in either positive or negative adjustments to the reserve estimates.

*Asset retirement obligations*

The total future asset retirement obligation was estimated by management based on G2's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. These obligations are to be measured at fair value, which is the discounted future value of the liability. The asset retirement liability is capitalized as part of the cost of the related asset and amortized over its useful life. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

*Stock-based compensation*

G2's stock option plan provides for the granting of options to directors, officers, employees and consultants. Management uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase in share capital.

*Income taxes*

The determination of G2's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expense recorded may differ from those actually incurred.

Business Risk And Risk Management

The oil and gas industry is exposed to numerous business risks which can materially affect operational and financial results. The most significant risks may come from commodity price fluctuations, interest rate and currency exchange rate fluctuations, the uncertainty of finding new reserves from drilling programs or acquisitions, reservoir performance uncertainties, competition within the industry, and increasing environmental controls and regulations.

G2's exploration activities are concentrated in the Western Canadian Sedimentary Basin where activity is highly competitive. In order to reduce exploration risk management employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological prospects. To maximize exploration success management's focus is in areas that have multi-zone prospect potential, targeting a range of low to moderate risk prospects with some exposure to select high risk with high reward opportunities.

The oil and natural gas industry is very competitive for exploration leases, reserve acquisitions and skilled industry personnel. Drilling rigs, service rigs and production equipment are critical to maintaining G2's exploration and development plan. During periods of increased industry activity G2 may not have access to equipment required or qualified individuals to operate or install the equipment. G2's ability to successfully bid on and acquire additional property rights, to discover reserves, and to participate in drilling opportunities will be dependent upon developing and maintaining close working relationships with its future industry partners and current joint operators.

Management minimizes G2's operational risk by the internal generation of drilling prospects and, wherever possible, operating its properties. This enables G2's management to control the timing, direction and costs associated with G2's exploration and development activities. Operated facilities provide G2 with a competitive advantage and ensures that new production is brought on stream in a timely manner.

G2 is exposed to commodity price and market risk for its petroleum and natural gas products. Commodity prices are influenced by a wide variety of factors, most of which are beyond G2's control. To manage this risk, management has engaged the services of marketing professionals who act on behalf of G2 to obtain the best prices available for its commodities. Management can, if it chooses to do so, use commodity price derivative instruments to hedge G2's exposure to oil and natural gas pricing. Management does not have any plans to use such instruments at the present time.

Regulatory risks include continual compliance with the extensive government regulations governing virtually every aspect of the oil and natural gas industry. G2's management is familiar with the scope of these regulatory issues and has implemented policies and procedures to ensure that G2 complies with regulations in order to maintain efficient, safe and environmentally sensitive operations.

***For the Period Ended December 31, 2005***

This MD&A is provided for the period from the commencement of operations on August 9, 2005 to September 30, 2005 and was prepared April 10, 2006.

OPERATIONAL HIGHLIGHTS - 2005

Management is pleased to provide the first financial and operational results for G2 for the period August 9, 2005 to December 31, 2005. G2 was incorporated on April 8, 2005, and commenced operations on August 9, 2005 with the closing of the plan of arrangement between Goose River Resources Ltd. and SignalEnergy Inc. Pursuant to the plan of arrangement, G2 received working interests in certain producing oil and gas assets in the Kirkpatrick and Sylvan Lake areas of Alberta and undeveloped lands at Islay, Alberta, and Foam Lake, Saskatchewan. In addition, G2 was assigned farmin agreements initiated by Goose River Resources Ltd. covering 62 sections (39,680 acres) to pursue exploration activities in the Mega area of Alberta. G2 issued 3,553,310 shares in exchange for the oil and gas assets, undeveloped land, exploration opportunities and cash of $179,000.

G2 entered into a farm in and joint venture agreement whereby G2 has the right to drill to earn on approximately 55 sections (35,200 acres) of minerals rights in the Kaybob area of Alberta. The joint venture area is prospective for both oil and gas in the Montney, Gething and Dunvegan zones and has extensive underutilized pipeline and plant facilities. G2 participates at a 49.5% working interest before payout (29.7% after payout) and is the operator of the joint venture following drilling of the wells. G2 has committed to drill a minimum of four wells in the Kaybob area pursuant to the agreement and, to date, a total of 10 drilling locations have been identified in the joint venture area. G2 expects that, based on the success of these wells, a development program may be identified. Drilling commenced on the project in early December 2005. This program has resulted in a Gething oil well and a Gething gas well to date, with further drilling and completion work to be conducted in the 2006/2007 winter season.

The joint venture further provided for participation in the drilling of two exploration wells – one at Strachan, Alberta, and the second at Kakwa, Alberta. The Strachan well has now been drilled and abandoned. At Kakwa, G2 and partners had planned to commence drilling of this high impact prospect in mid December 2005. However, the rig required to drill the prospect was delayed and the Kakwa well was not spudded until January 27, 2006. Surface access at Kakwa is restricted to a narrow window from December to March 15 because of a wildlife protection area in the vicinity. The 4,300 metre Swan Hills test will require between 65 and 75 days to drill and, given the requirement to be out of the area before March 15, G2 and its partners elected to drill the well to an intermediate casing point at 3,000 metres. The well is now suspended until December 2006 when G2 and its partners can get back on the location and finish drilling to total depth.

At Wapiti, Alberta G2 has secured the right to farm in and earn on 28.25 sections (18,080 acres) of land by drilling two commitment wells. Two option wells would earn a further 9.75 sections (6,240 acres) of land. The lands form a contiguous block of mineral rights from surface to the base of the Dunvegan zone. The area has 77 wells spaced at 2 wells per section that produce from deeper horizons and provide excellent subsurface geological control. Up to four hydrocarbon bearing reservoir horizons have been identified and mapped. Based on analogues of producing wells 10-20 miles to the east, southeast and northwest G2 expects that these zones could be hydrocarbon bearing and capable of production. Existing surface facilities and pipeline infrastructure are in place G2 has initially identified twenty development locations that exist beside wells that are producing from deeper zones. Subject to the results of the initial four commitment wells, an ongoing development program at Wapiti is expected to become G2's primary focus for the balance of 2006. G2's working interest in the lands range from 50% to 80%.

At Mega, G2 was assigned farm in agreements from Goose River Resources Ltd. providing for earning by a combination of drilling and seismic acquisition. G2 has now evaluated 202 km of 2-D seismic and 140 sq. km of 3-D seismic. Several prospective areas have been identified. A 130 km surface geochemical survey, which was conducted in December 2005 is currently being evaluated. Access into this area is restricted to the winter drilling season. Due to a shortage of available drilling equipment and warm conditions during the 2005/2006 winter in Northern Alberta, evaluation of the prospects which G2 has identified have been delayed until the 2006/2007 winter drilling season.

At Foam Lake, Saskatchewan G2 is operator and holds a 50% interest in an exploration permit covering nine townships totalling 209,004 acres (104,502 net acres) of contiguous lands. The Foam Lake lands cover a portion of the Eastern Saskatchewan sedimentary basin which has similar geological settings to that of the major Western Saskatchewan and Eastern Alberta shallow natural gas trends. A surface geochemical survey covering 580 km of sampling has been completed and five anomalous areas have been identified. Further evaluation of the geochemical survey is underway, as well as seismic acquisition over the prospects. G2 anticipates drilling a minimum of two wells on this property in 2006.

On September 1, 2005, G2 completed a $5.0 million financing, issuing 12.5 million common shares and 6.25 million share purchase warrants exercisable at $0.50 per share, until March 31, 2006. On November 3, 2005 G2 completed an $8.35 million financing, issuing 10.17 million common shares and 5.33 million share purchase warrants exercisable at $1.00 per share, until November 3, 2006. As at March 31, 2006, 6.25 million share purchase warrants had been exercised resulting in proceeds to G2 of $3.1 million. The proceeds from these financings are being used to fund G2's capital expenditure program during the 2005/2006 winter drilling season.

FINANCIAL HIGHLIGHTS - 2005

| **Selected Quarterly Information** | **Q4** | **Q3 [1]** | **Total** |
|---|---|---|---|
| **Average production** | | | |
| Natural gas (mcf/d) | 31 | 60 | 42 |
| Total (boe/d) (6:1) | 5 | 10 | 7 |
| **Average prices** | | | |
| Natural gas ($/mcf) | 11.50 | 8.50 | 9.92 |
| Equivalent ($/boe) | 68.88 | 51.00 | 59.53 |
| **Financial** | | | |
| Natural gas and liquids sales, net of royalties ($) | 25,806 | 19,322 | 45,128 |
| Cash used in operations ($) | 331,466 | 180,238 | 511,704 |
| Net loss ($) | 2,116,449 | 259,642 | 2,376,091 |
| Net loss per share | 0.08 | 0.03 | 0.11 |
| Production expenses ($) | 7,521 | 5,490 | 13,011 |
| General and administrative Expenses ($) | 758,209 | 216,036 | 974,245 |
| Net capital expenditures ($) | 3,888,245 | 1,348,599 | 5,236,844 |
| Cash and cash equivalents ($) | 10,709,566 | 4,655,220 | 10,709,566 |
| Net working capital ($) | 7,724,128 | 4,174,012 | 7,724,128 |
| Total assets ($) | 15,331,493 | 6,080,942 | 15,331,493 |
| Shares outstanding | 29,771,976 | 19,605,310 | 29,771,976 |
| Warrants outstanding | 11,583,333 | 6,250,000 | 11,583,333 |

[1] Represents the results of operations from August 9 to September 30, 2005.

DETAILED FINANCIAL ANALYSIS

Natural gas production and revenue

Natural gas production averaged 42 mcf/d during the current reporting period from the properties received by G2 as a result of the plan of arrangement between Goose River Resources Ltd. and SignalEnergy Inc. G2 interests range from 1.125% to 3.75% plus overriding royalty interests in 13 producing gas wells at Kirkpatrick and a 10% working interest in a producing gas well at Sylvan Lake. At commencement of operations, August 9, 2005, the assets transferred to G2 had production of 10 boe/d. The volumes for the period have declined as a result of normal production declines.

G2's fourth quarter average realized price for its natural gas production was $11.50/mcf with an average of $9.92/mcf for the period ended December 31, 2005. G2 receives the AECO daily index natural gas price as all of its production is sold at daily spot prices. The AECO prices are influenced by the North American supply and demand balance, seasonal changes, storage levels and transportation capacity constraints.

G2 has not hedged or entered into any fixed price arrangement during or subsequent to the period ended December 31, 2005. Prices received for future production will be determined by the overall commodity market conditions.

| | Revenue | Average Daily Production | Average Sales Price |
|---|---|---|---|
| Natural gas | $ 59,505 | 42 mcf/d | $ 9.92/mcf |
| Natural gas liquids | 366 | - | - |
| Total | $ 59,871 | 7 boe/d | $ 59.53/boe |

Royalty expense

G2's royalty expense was $14,743 during the current operating period and was 24.8% of total natural gas sales revenue. The royalty rate structure is price sensitive and, accordingly, rates have increased due to higher commodity prices received in the current period. Royalty rates in subsequent periods may also vary due to changes in the Alberta reference price relative to average wellhead prices, type of royalties (Crown versus Freehold) and the proportion of new production qualifying for provincial royalty holidays.

| Royalty expense | |
|---|---|
| Crown | $ 6,356 |
| Freehold and gorr | 8,387 |
| Total royalties | $ 14,743 |
| Total royalties ($/boe) | $ 14.66 |

Operating expenses

Operating expenses in the current operating period were $13,011. Operating expenses on a unit of production basis were $12.93/boe.

| Operating expenses | |
|---|---|
| Operating expenses | $ 13,011 |
| Operating expenses ($/boe) | $ 12.93 |

General and administrative expenses

General and administrative expenses, on a gross basis, for the period were $974,245. Included in the general and administrative expenses are staff salaries, stock based compensation, placement agency fees, stock exchange listing fees, software licensing fees and other administrative costs required to implement G2's exploration and growth strategy. G2 is in the start up phase and general and administrative expenses on a unit basis will decline as G2 increases its production base.

Stock-based compensation expense for the period was $372,388. This expense represents the fair value of G2's stock options amortized over the vesting period.

| General and administrative expenses | | |
|---|---|---|
| General and administrative expenses | $ | 601,857 |
| Stock-based compensation expense | | 372,388 |
| Total | $ | 974,245 |

Amortization, depletion and accretion

G2's amortization, depletion and accretion expense for the period was $2,447,197. In accordance with oil and gas full cost accounting policies G2 recorded an additional depletion charge of $2,163,197 as a result of a ceiling test impairment. G2 is in the initial stages of its 2005/2006 winter exploration program. The complete results of the program will not be assessed until early in the second quarter of 2006. As such, capital projects which were commenced late in the fourth quarter of 2005 that could have a significant impact on the reserve base of G2 were not evaluated for inclusion in the reserve report as at December 31, 2005.

| Amortization, depletion and accretion | | |
|---|---|---|
| Amortization, depletion and accretion | $ | 2,447,197 |

Income taxes

The amount of $1,297,179 in future tax assets was recorded during the period as a result of the certainty of utilization. These future tax assets will be offset by a future tax liability in the first quarter of 2006 as a result of the renunciation of $4.35 million of resource expenditures to subscribers of flow-through shares in 2005.

Net loss and cash used in operations

Net loss was $2,376,091 in the current reporting period. Cash used in operations during the period was $511,704.

The components of G2's operating netbacks are summarized below:

| Netbacks ($/boe) | |
|---|---|
| Total production revenue | 63.12 |
| Royalties | (14.66) |
| Operating expenses | (12.93) |
| Operating netback | 35.53 |

Capital expenditures

Of the total capital spent in the period August 9, 2005 to December 31, 2005, $3,321,675 was spent on G2's drilling program. G2's exploration and development program in 2005 resulted in 4 (2.2 net) wells being drilled with an overall success rate of 50%.

Three wells were purchased in the Kaybob area as part of a wider exploration program entered into by G2. The completion of these wells was undertaken subsequent to the end of the year. The wells are expected to be placed on production in the 2006 second quarter.

| Capital expenditures | |
|---|---|
| Exploration and development expenditures | |
| Lease acquisition and retention | 96,356 |
| Geological and geophysical | 700,527 |
| Drilling and completion | 3,321,675 |
| Facilities and equipment | 205,385 |
| Total exploration and development expenditures | 4,323,943 |
| Property acquisitions | 842,303 |
| Other expenditures | 70,599 |
| Net capital expenditures | 5,236,845 |
| Asset retirement obligations | 109,275 |
| Gross property, plant and equipment | 5,346,120 |

Liquidity and capital resources

In exchange for cash and oil and gas properties transferred to G2 Inc. by Goose River Resources Ltd. and SignalEnergy Inc., the Goose River and SignalEnergy shareholders received 3,553,310 common shares of G2.

On August 9, 2005 G2 completed a private placement of 3,552,000 common shares for gross proceeds of $571,872.

On September 1, 2005, G2 issued 12,500,000 units for gross proceeds of $5,000,000. Each unit was comprised of one common share and one half of one common share purchase warrant of G2. Each whole warrant entitled the holder to subscribe for one additional common share at a price of $0.50 per share until March 31, 2006.

On November 3, 2005, G2 issued by way of a private placement 4,833,333 common shares as "flow-through shares" for gross proceeds of $4,350,000. In addition, G2 issued 5,333,333 units for gross proceeds of $4,000,000. Each unit was comprised of one common share and one common share purchase warrant of G2. Each warrant entitles the holder to subscribe for one additional common share at a price of $1.00 per share one year from the date of issuance unless accelerated. If the common shares of G2 trade on the TSX Venture Exchange at a price equal to or greater than $1.25 per share for 20 consecutive trading days (the "Acceleration Period") on or prior to September 30, 2006, then the expiry date of the warrants shall be the date that is the later of: (i) the last day of the Acceleration Period; and (ii) the first day on which no trading restrictions imposed by the TSX Venture Exchange remain on the common shares forming part of the units.

During the fourth quarter of 2005 and the first quarter of 2006, capital expenditures were funded from proceeds of the private placements completed on August 9, September 1, and November 3, 2005. G2 anticipates significant capital expenditures for future exploration, development and production of oil and gas reserves and expects to finance the 2006 and 2007 capital program through a combination of internally generated cash flow, debt and equity financings. Commodity prices and production volumes have the largest impact on G2's ability to generate adequate cash flow to meet all its obligations. G2 may adjust its capital expenditure program depending on the commodity price outlook.

As at April 10, 2006 there were 36,028,643 common shares, 5,333,333 common share purchase warrants, and stock options to acquire an aggregate of 3,568,000 common shares outstanding

Contractual obligations, commitments and guarantees

G2 has assumed various contractual obligations and commitments in the normal course of operations and financial activities. These obligations and commitments have been considered by G2 when assessing its cash requirements in its analysis of future liquidity.

| ($ thousands) | Payments | | | | |
|---|---|---|---|---|---|
| | Total | <1 year | 1-3 years | 4-5 years | >5 years |
| Operating lease obligation | 887 | 222 | 444 | 221 | - |
| Exploration expenditures [1] | 1,767 | 1,767 | - | - | - |
| Asset retirement obligations | 112 | - | - | 10 | 102 |
| Total | 2,766 | 1,989 | 444 | 231 | 102 |

(1) G2 is required to incur eligible exploration expenditures prior to December 31, 2006 to satisfy its obligation pursuant to the flow-through shares.

Critical accounting estimates

In preparing financial statements in accordance with GAAP, management makes certain judgements and estimates. Changes in these judgements and estimates could have a material impact on the financial results and financial condition. The following discussion outlines accounting policies and practices that are critical to determining G2's financial results:

Oil and gas accounting – reserve determination

Proved reserves the estimated quantities of crude oil, natural gas and natural gas liquids that can be recovered in future years under future economic conditions are critical to many aspects of G2's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data, as well as historical production data, and are subject to revisions based on changes in reservoir performance and the pricing environment. All of G2's reserves are evaluated by an independent engineering firm, Sproule Associates Limited.

G2 follows the full cost method of accounting for its petroleum and natural gas operations. Full cost accounting depends on the estimation of proved reserves that management believes are recoverable from G2's oil and gas properties. The estimates are based on current production forecasts, prices and economic conditions.

Reserve estimates are critical to many of G2's accounting estimates:

(i) Proved reserve estimates are used to determine rates that are applied to each unit of production in calculating G2's amortization, depletion and accretion provision.

(ii) Oil and gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of

cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

As production and economic circumstances change and additional information becomes available, the managment's estimate of reserves changes, possibly materially. This can have a significant impact on earnings. Reserve estimates are reviewed and revised, upwards or downwards as warranted, based on new information. These revisions are required due to changes in well performance, prices and regulatory restrictions.

Management makes every reasonable effort to ensure that the estimation of reserves is accurate. As a result of new geological, geophysical, engineering and production information and a changing economic and political environment, reserve estimates are revised as needed. Revisions to reserve estimates is a continual and ongoing process that can result in either positive or negative adjustments to the reserve estimates.

Asset retirement obligations

The total future asset retirement obligation was estimated by management based on G2's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. These obligations are to be measured at fair value, which is the discounted future value of the liability. The asset retirement liability is capitalized as part of the cost of the related asset and amortized over its useful life. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based compensation

G2's stock option plan provides for the granting of options to directors, officers, employees and consultants. Management uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase in share capital.

Income taxes

The determination of G2's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expense recorded may differ from those actually incurred.

Accounting standards and changes in accounting standards

New standards in 2006 and 2007

*Financial instruments and hedges*

In 2005 the AcSB issued the following new Handbook Sections: Section 3855 and 3861, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These standards are effective for interim and annual financial statements for fiscal periods beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004 and in which interim financial statements have not been issued.

These new accounting standards for Canadian GAAP will converge more closely with US GAAP, as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

Management has not assessed the future impact these changes will have on the financial statements as the impact is contingent upon future activities of G2.

*Comprehensive income and equity*

In January 2005 the AcSB issued new standards relating to the reporting and display of comprehensive income (Handbook Section 1530). The standard requires that comprehensive income be presented either on the face of the income statement or in a separate statement of equal prominence. Other comprehensive income refers to items that are recognized in comprehensive income but that are excluded from net income calculated in accordance with GAAP. Other comprehensive income would include: foreign exchange gains and losses on translating self sustaining operations; unrealized gains and losses on available for sale financial assets and gains and losses (effective portion) on derivatives designated as cash flow hedges.

In conjunction with the issuance of Handbook Section 1530, Comprehensive Income, the AcSB issued Handbook Section 3251, Equity. This standard incorporates consequential amendments resulting from the issuance of Handbook Section 1530.

The impacts of these new standards are contingent upon the future activities of G2.

Disclosure controls and procedures over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so appropriate decisions can be made regarding public disclosure. As at December 31, 2005 the Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of G2's disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Business risk and risk management

The oil and gas industry is exposed to numerous business risks which can materially affect operational and financial results. The most significant risks may come from commodity price fluctuations, interest rate and currency exchange rate fluctuations, the uncertainty of finding new reserves from drilling programs or acquisitions, reservoir performance uncertainties, competition within the industry, and increasing environmental controls and regulations.

G2's exploration activities are concentrated in the Western Canadian Sedimentary Basin, where activity is highly competitive. In order to reduce exploration risk, management employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological prospects. To maximize exploration success, management's focus is in areas that have multi-zone prospect potential, targeting a range of low to moderate risk prospects with some exposure to select high risk with high reward opportunities.

The oil and natural gas industry is very competitive for exploration leases, reserve acquisitions and skilled industry personnel. Drilling rigs, service rigs and production equipment are critical to maintaining G2's exploration and development plan. During periods of increased industry activity, G2 may not have access to equipment required or qualified individuals to operate or install the equipment. G2's ability to successfully bid on and acquire additional property rights, to discover reserves, and to participate in drilling opportunities will be dependent upon developing and maintaining close working relationships with its future industry partners and current joint operators.

Management minimizes G2's operational risk by the internal generation of drilling prospects and wherever possible operating its properties. This enables G2 management to control the timing, direction and costs associated with G2 exploration and development activities. Operated facilities provide G2 with a competitive advantage and ensures that new production is brought on stream in a timely manner.

G2 is exposed to commodity price and market risk for its petroleum and natural gas products. Commodity prices are influenced by a wide variety of factors most of which are beyond G2's control. To manage this risk, management has engaged the services of marketing professionals who act on behalf of G2 to obtain the best prices available for its commodities. Management can if it chooses to do so, use commodity price derivative instruments to hedge G2's exposure to oil and natural gas pricing. Management does not have any plans to use such instruments at the present time.

Regulatory risks include continual compliance with the extensive government regulations governing virtually every aspect of the oil and natural gas industry. G2's management is familiar with the scope of these regulatory issues and has implemented policies and procedures to ensure that G2 complies with regulations in order to maintain efficient, safe and environmentally sensitive operations.

## DIRECTORS AND OFFICERS OF G2

The names, municipalities of residence, present positions with G2 and principal occupations of the directors and officers of G2 are set out below:

| Name and Municipality of Residence | Position with G2 (Director since) | Principal Occupation |
|---|---|---|
| Yook Mah [1][2]<br>Calgary, Alberta | Director<br>(June 17, 2006) | Mr. Mah is currently Chairman and Chief Executive Officer of Compass Petroleum Ltd., a Calgary based private oil and gas company. From 2001 to 2003, Mr. Mah was an independent businessman. From 1993 to 2001, Mr. Mah was President of Benson Petroleum Ltd., a public oil and gas company then listed on the Toronto Stock Exchange. |
| Hugh Mogensen [1][2]<br>Saanichton, B.C. | Director<br>(June 17, 2006) | Mr. Mogensen is an independent businessman. He was a director of Luke Energy Ltd., a public oil and gas company listed on the Toronto Stock Exchange, from January 2003 to March 2006. From 2003 through August 2005, he was a director of Goose River Resources Ltd. and from August 2005 through March 2006 he was a director of SignalEnergy Inc. From 1999 through February 2003, he was the Chairman of KeyWest Energy Corp. and a director of Benson Petroleum Ltd. from 1992 to 2001 (both companies of which were then listed on the Toronto Stock Exchange). He was a director of Queenstake Resources Ltd., a Toronto Stock Exchange listed gold producer, from 1992 to 2005. |
| Jake Pronk [1][2]<br>Calgary, Alberta | Director<br>(June 17, 2006) | Mr. Pronk is currently President of Glacier Ridge Resources Inc., a Calgary based private oil and gas company. From 2002 until 2005, Mr. Pronk was Chairman of the Board and Chief Operating Officer of Yangarra Resources Inc. From September 1996 until July 2003, Mr. Pronk was President of Glacier Ridge Resources Ltd., a private oil and gas company. From November 1987 he has been President of Promat Resources Ltd., a private resource management company providing consulting services to the oil and gas industry. |

| Name and Municipality of Residence | Position with G2 (Director since) | Principal Occupation |
|---|---|---|
| Curtis A. Hartzler<br>Calgary, Alberta | President, Chief Executive Officer and a Director<br>(April 8, 2006) | Mr. Hartzler has been the President and Chief Executive Officer of G2 since inception. From 2003 through August 2005, Mr. Hartzler was President of Goose River Resources Ltd. and from August 2005 to March 2006 he was a director of SignalEnergy Inc. On October 6, 2006, Mr. Hartzler was appointed a director of Torrent Energy Corporation. From 2000 to March 2003, Mr. Hartzler was Chairman of the Technical Advisory Board for Rosetta Exploration Inc., a public oil and gas company listed on the TSXV. He was the President of Birchill Resources Limited, a Calgary based private oil and gas company, from 1991 to 2000 |
| Manfred Rockel<br>Calgary, Alberta | Vice President, Engineering | Mr. Rockel has been the Vice President, Engineering of G2 since inception. Previously, Mr. Rockel was Vice President, Engineering of Goose River Resources Ltd. from March 12, 2003; prior thereto, he was President of a private oil and gas company. |
| Leonard D. Arcovio<br>Calgary, Alberta | Vice President, Finance and Chief Financial Officer | Mr. Arcovio has been Vice President, Finance and Chief Financial Officer since inception. Previously, Mr. Arcovio was appointed Vice President Finance and Chief Financial Officer of Goose River Resources Ltd. from March 12, 2003; prior thereto, he was Vice President, Finance of Birchill Resources Ltd. |
| Rod Morris<br>Calgary, Alberta | Vice President, Exploration | Mr. Morris has been Vice President of Exploration with G2 since its inception. Prior to that he was a geologist with Rosetta Exploration Inc., a public oil and gas company listed on the TSXV, since 2000. |
| Robert T. Malcolm, Q.C.<br>Airdrie, Alberta | Corporate Secretary | Mr. Malcolm has been a senior partner of the law firm, Macleod Dixon LLP, since 1999. |

**Notes:**

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) G2 does not have an appointed executive committee.

As at December 21, 2006 the directors and executive officers of G2, as a group, own, directly or indirectly, 6,904,049 G2 Shares or approximately 13.7% of the issued and outstanding G2 Shares. The executive officers and directors also hold, in aggregate, 2,653,000 stock options, as at December 21, 2006 which, if exercised, would increase the beneficial ownership of the executive officers and directors, as a group, to approximately 17.8% of the outstanding G2 Shares (on a fully diluted basis).

***Cease Trade Orders or Bankruptcies***

Except as set out below, no director or officer of G2 or shareholder holding a sufficient number of shares of G2 to affect materially the control of G2 is, or within the 10 years before the date hereof, has been, a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

Robert T. Malcolm, Q.C., Corporate Secretary of G2, was a director and the Corporate Secretary of Electra Energy Corporation, a public oil and gas company then listed on the Alberta Stock Exchange, until March 1999 when a receiver was appointed. The securities of Electra Energy Corporation were subsequently cease traded and delisted.

***Penalties, Sanctions or Personal Bankruptcies***

There have been no penalties or sanctions imposed on any director, officer or insider by any court relating to securities or any securities commission or exchange.

There have not been any personal bankruptcies of any directors, officers or insiders of G2 within the past 10 years.

## CONFLICTS OF INTEREST

The directors and officers of G2 are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of G2 may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, G2 is not aware of any existing or potential material conflicts of interest between G2 and a director or officer of G2.

## EXECUTIVE COMPENSATION

The following table discloses, for the period indicated, total compensation received by the following executive officers: (i) those who acted as G2's Chief Executive Officer and Chief Financial Officer; and (ii) executive officers whose total salary and bonus exceeded $150,000 (the "Named Executive Officers").

**Summary Compensation Table**

| | | Annual Compensation | | | | |
|---|---|---|---|---|---|---|
| **Name and Principal Position** | **Year** | **Salary ($)** | **Bonus ($)** | **Other Annual Compensation ($)** | **Securities Under Option** | **All Other Compensation** |
| Curtis A. Hartzler<br>Chief Executive Officer | 2005 | 45,417 | Nil | Nil | 295,000 | Nil |
| Leonard D. Arcovio<br>Chief Financial Officer | 2005 | 45,417 | Nil | Nil | 221,000 | Nil |

**Note:**

(1) Salary for 2005 is for the period from inception (August 9, 2005) through to December 31, 2005.

## Employment Contracts

As at December 31, 2005, G2 had not entered into employment contracts with any of its senior officers. Since the end of the financial year, G2 has entered into employment contracts with the Named Executive Officers, which contracts provide for payment on termination of the Named Executive Officer by G2 (other than for cause) or if there is a change of control.

## Compensation of Directors

During the financial year ended December 31, 2005, no compensation was paid to the directors of G2 who are not executive officers for their services as directors. Non management directors are eligible to participate in G2's stock option plan.

## Stock Option Plan

G2 has established a stock option plan (the "Plan") for directors, officers, employees and other key personnel of G2 and its subsidiaries. The Board of Directors may designate which directors, officers, employees and other key personnel of G2 or its subsidiaries are to be granted options to acquire Class A Shares, subject to the restriction that the aggregate number of Class A Shares issuable upon the exercise of options granted thereunder shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the Class A Shares are listed (being 10% of the number of issued and outstanding Class A Shares as at the date options are granted). The directors, in compliance with the requirements of the stock exchange or exchanges on which the Class A Shares are listed, determine the exercise price, vesting restrictions and expiry of any options granted under the Plan. The maximum period permitted by the TSX Venture Exchange for options is currently five years from the date of grant, provided that any outstanding options will expire on a date not exceeding 90 days following the date that the holder ceases to be an officer, director, employee or consultant of G2 (30 days in the case of certain consultants). In the event of the death of an officer, director, employee or consultant, options held by such person will expire 12 months following the date of death. Options granted under the Plan are non-assignable. Outstanding options granted under the Plan may be adjusted in certain events, as to exercise price and number of Class A Shares, to prevent dilution or enlargement.

*Options to Acquire Class A Shares Granted during the Year Ended December 31, 2005*

The following table sets forth the options to acquire Class A Shares granted to the Named Executive Officers of G2 during the financial year ended December 31, 2005.

| Name | Securities Under Options Granted (#) | % Of Total Options Granted In Financial Year | Exercise Or Base Price ($/Security) | Market Value Of Securities Underlying Options On The Date Of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Curtis A. Hartzler | 175,000 | 19.8 | 0.161 | 0.161 | July 27, 2010 |
| | 120,000 | | 0.81 | 0.81 | October 5, 2010 |
| Leonard D. Arcovio | 125,000 | 14.8 | 0.161 | 0.161 | July 27, 2010 |
| | 96,000 | | 0.81 | 0.81 | October 5, 2010 |

*Aggregated Options Exercised during the Year Ended December 31, 2005 and Option Values as at December 31, 2005*

The following table sets forth the financial year-end values for options granted to the Named Executive Officers of G2. No options were exercised by the Named Executive Officers during the financial year ended December 31, 2005.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($)[1] | Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable | Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable[2][3] |
|---|---|---|---|---|
| Curtis A. Hartzler | Nil | Nil | 98.333 / 196.667 | 86.041 / 172.084 |
| Leonard D. Arcovio | Nil | Nil | 73.666 / 147.334 | 63.138 / 126.277 |

**Notes:**

(1) Calculated by multiplying the number of Class A Shares acquired on the exercise of the options by the difference between the market price of the Class A Shares on the date of exercise and the exercise price of the options.

(2) The closing price of G2's Class A Shares on the TSX Venture Exchange Inc. on December 30, 2005, the last trading day in 2005 on which the Class A Shares traded, was $1.30.

(3) Calculated by multiplying the number of Class A Shares purchasable on exercise of the options by the difference between the market price of the Class A Shares at December 30, 2005 and the exercise price of the options.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or senior officers of G2, nominees for election or associates or affiliates of such persons have been indebted to G2 at any time since the beginning of the last fiscal period.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the current executive officers or directors of G2, nor any associate or affiliate of such officers or directors has or has had any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect G2.

## INTERESTS OF EXPERTS

KPMG LLP are the auditors of G2 and have confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

As at the date hereof, the partners and associates of Macleod Dixon LLP, as a group, beneficially own less than one percent of the outstanding G2 Shares.

As at the date hereof, principals of Sproule Associates Limited personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding G2 Shares.

## AUDITORS AND TRANSFER AGENT

G2's auditors are KPMG LLP, Suite 2700, Bow Valley Square II 205 - 5th Avenue S.W., Calgary, Alberta T2P 4B9. The transfer agent for the G2 Shares is CIBC Mellon Trust Company, 600 The Dome Tower 333 - 7th Avenue S. W. Calgary, Alberta T2P 2Z1

## DESCRIPTION OF SHARE CAPITAL

G2 is authorized to issue an unlimited number of G2 Shares, an unlimited number of Class B shares and unlimited number of Class C and D preferred shares, issuable in series.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the shares in the capital of G2.

*G2 Shares*

G2 is authorized to issue an unlimited number of Class A Shares (previously defined as the "G2 Shares"). Holders of G2 Shares are entitled to receive notice of, attend at and vote at any meeting of shareholders of G2 on the basis of one vote per share, to receive dividends declared by the board of directors (subject to any preferences accorded to holders of Class C Preferred Shares and Class D Preferred Shares) and to share rateably with holders of Class B Shares (subject to any preferences accorded to holders of Class C Preferred Shares and Class D Preferred Shares) in the remaining property of G2 upon liquidation, dissolution, bankruptcy, winding-up or other distribution of the assets of G2 among its shareholders for the purpose of winding-up its affairs.

*Class B Shares*

G2 is authorized to issue an unlimited number of Class B Shares. The Class B Shares are non-voting. Holders of Class B Shares are entitled to receive dividends declared by the board of directors (subject to any preferences accorded to holders of Class C Preferred Shares and Class D Preferred Shares) and to share rateably with holders of Class A Shares (subject to any preferences accorded to holders of Class C Preferred Shares and Class D Preferred Shares) in the remaining property of G2 upon liquidation, dissolution, bankruptcy, winding-up or other distribution of the assets of G2 among its shareholders for the purpose of winding-up its affairs.

*Preferred Shares*

G2 is authorized to issue an unlimited number of Class C Preferred Shares, issuable in series, and an unlimited number of Class D Preferred Shares, issuable in series. The designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares may be determined by G2's board of directors prior to the issuance of any such shares.

*Dividend Policy*

G2 has not declared or paid any dividends on its G2 Shares since its incorporation. Any decision to pay dividends on the G2 Shares will be made by the board of directors on the basis of G2's earnings, financial requirements and other conditions existing at such future time.

## CAPITALIZATION OF G2

The following table sets forth the consolidated capitalization as at December 31, 2005 and as at September 30, 2006 before and after giving effect to the completion of the acquisition of Cannon and the private placement of G2 Shares on October 16, 2006.

**(In Thousands of Dollars)**

| | **Authorized** | **Outstanding as at December 31, 2005** | **Outstanding as at September 30, 2006**[1] | **Outstanding as at September 30, 2006 after giving effect to the acquisition of Cannon**[1][2] |
|---|---|---|---|---|
| | | | (unaudited) | (unaudited) |
| Share Capital: | | | | |
| Common Shares[2] | Unlimited | $11,134<br>(29,771,976 shares) | $27,985<br>(47,371,976 shares) | $53,999<br>(82,142,594 shares) |
| Preferred Shares | Unlimited | $nil<br>(nil shares) | $nil<br>(nil shares) | $nil<br>(nil shares) |

Notes:

(1) Subsequent to September 30, 2006, G2 issued 2,906,882 G2 Shares on a "flow-through" basis for gross proceeds of $2,499,918.

(2) Assumes the issuance of 34,770,618 G2 Shares to be issued to Cannon Shareholders which assumption is based on 36,600,650 Cannon Shares being outstanding as of the date G2 acquires the Cannon Shares and that all options of Cannon are exercised and the Related Party Debt is converted. The actual number of G2 Shares to be issued will depend on the actual number of Cannon Shares which are outstanding and the actual number of Cannon Shares which are issued on the conversion of the Related Party Debt and the exercise of Cannon Options. The G2 Shares to be distributed pursuant to the Offer have been valued at $0.78 per share as determined using the weighted average trading price of the G2 Shares for the 5 trading days ended November 28, 2006.

**Market For, Price Range and Trading Volume of G2 Shares**

The G2 Shares are listed for trading on the TSXV under the trading symbol "GRT". The following table sets out the price range for and trading volume of the G2 Shares for the periods indicated.

| Period | High | Low | Volume |
|---|---|---|---|
| **2005** | | | |
| August (16 - 31) | $0.94 | $0.60 | 405,354 |
| September | $0.98 | $0.72 | 402,610 |
| October | $0.95 | $0.70 | 445,428 |
| November | $0.89 | $0.78 | 223,758 |
| December | $1.55 | $0.82 | 2,011,554 |
| **2006** | | | |
| January | $1.47 | $1.05 | 5,234,246 |
| February | $1.35 | $1.00 | 1,974,251 |
| March | $1.19 | $0.91 | 3,076,791 |
| April | $1.47 | $1.10 | 2,764,891 |
| May | $1.58 | $1.11 | 2,062,711 |
| June | $1.35 | $0.95 | 1,038,858 |
| July | $1.21 | $1.05 | 485,230 |
| August | $1.28 | $1.09 | 749,870 |
| September | $1.12 | $0.63 | 1,458,918 |
| October | $0.80 | $0.65 | 2,472,287 |
| November | $0.90 | $0.67 | 1,653,746 |
| December (1 - 20) | $0.83 | $0.69 | 889,600 |

## PRIOR SALES

The following table sets forth the G2 Shares issued by G2 during the past twelve months.

| Date | Number of Common Shares Issued | Issue Price Per Share | Aggregate Issue Price | Nature of Consideration |
|---|---|---|---|---|
| March 31, 2006 | 6,250,000 | $0.50 | $3,125,000 | Exercise of Warrants |
| April 27, 2006 | 4,000,000[(1)] | $1.30 | $5,200,000 | Private Placement |
| April 27, 2006 | 2,000,000[(2)] | $1.20 | $2,400,000 | Private Placement |
| May 4, 2006 | 16,667 | $0.16 - 0.81 | $9,173 | Exercise of Options |
| May 19, 2006 | 5,333,333 | $1.00 | $5,333,333 | Exercise of Warrants |
| October 16, 2006 | 2,325,582[(3)] | $0.86 | $2,000,000 | Private Placement |
| December 14, 2006 | 581,300[(3)] | $0.86 | $499,918 | Private Placement |

**Notes:**

(1) Issued on a "flow-through" basis renounceable as CEE.
(2) Issued on a "flow-through" basis renounceable as CDE.
(3) Issued on a "flow-through" basis renounceable as CEE.

## PRINCIPAL SHAREHOLDER

To the knowledge of the directors and senior officers of G2, the only person, firm or corporation beneficially owning, directly or indirectly, or exercising control or direction over ten percent (10%) or more of the issued and outstanding G2 Shares is Exploration Capital Partners 2005 Limited Partnership who holds 6,400,000 G2 Shares (12.7% of currently issued and outstanding G2 Shares).

## OPTIONS TO PURCHASE G2 SHARES

G2 has established a stock option plan (the "G2 Plan") for directors, officers, employees and other key personnel of G2 and its subsidiaries. The Board of Directors may designate which directors, officers, employees and other key personnel of G2 or its subsidiaries are to be granted options to acquire G2 Shares, subject to the restriction that the aggregate number of G2 Shares issuable upon the exercise of options granted thereunder shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the G2 Shares are listed (being 10% of the number of issued and outstanding G2 Shares as at the date options are granted). The directors, in compliance with the requirements of the stock exchange or exchanges on which the G2 Shares are listed, determine the exercise price, vesting restrictions and expiry of any options granted under the Plan. The maximum period permitted by the TSXV for options is currently five years from the date of grant, provided that any outstanding options will expire on a date not exceeding 90 days following the date that the holder ceases to be an officer, director, employee or consultant of G2 (30 days in the case of certain consultants). In the event of the death of an officer, director, employee or consultant, options held by such person will expire 12 months following the date of death. Options granted under the G2 Plan are non-assignable. Outstanding options granted under the G2 Plan may be adjusted in certain events, as to exercise price and number of G2 Shares, to prevent dilution or enlargement.

As of the date hereof, options to purchase an aggregate of 3,558,000 G2 Shares are issued and outstanding as follows:

| Group | Number of Common Shares Under Option | Date of Grant | Exercise Price | Expiry Date | Market Value of Options |
|---|---|---|---|---|---|
| Executive Officers (4 individuals) | 550,000 | July 28, 2005 | $0.161 | July 27, 2010 | $329,450 |
| | 408,000 | October 6, 2005 | $0.81 | October 5, 2010 | Nil |
| | 650,000 | January 17, 2006 | $1.15 | January 16, 2011 | Nil |
| | 540,000 | April 6, 2006 | $1.15 | April 5, 2011 | Nil |
| Directors (other than Executive Officers) (3 individuals) | 162,000 | October 6, 2005 | $0.81 | October 5, 2010 | Nil |
| | 138,000 | January 17, 2006 | $1.15 | January 16, 2011 | Nil |
| | 135,000 | April 6, 2006 | $1.15 | April 5, 2011 | Nil |
| Employees (3 individuals) | 90,000 | October 6, 2005 | $0.81 | October 5, 2010 | Nil |
| | 245,000 | January 17, 2006 | $1.15 | January 16, 2011 | Nil |
| | 165,000 | April 6, 2006 | $1.15 | April 5, 2011 | Nil |
| Key Personnel (7 individuals) | 140,000 | July 28, 2005 | $0.161 | July 27, 2010 | $83,860 |
| | 30,000 | October 6, 2005 | $0.81 | October 5, 2010 | Nil |
| | 95,000 | January 17, 2006 | $1.15 | January 16, 2011 | Nil |
| | 210,000 | April 6, 2006 | $1.15 | April 5, 2011 | Nil |

## MATERIAL CONTRACTS

The only material contract entered into by G2 or on its behalf, other than contracts in the ordinary course of business, is the Acquisition Agreement.

A copy of this agreement may be inspected at the head office of G2 at 310, 333 - 5th Avenue S.W., Calgary, Alberta, T2P 4W8 during normal business hours.

## 2. CANNON OIL & GAS LTD.

### General

Cannon is a corporation incorporated under the laws of Alberta. Cannon is an independent public corporation engaged in the acquisition, exploration, development and production of oil and natural gas in western Canada. Cannon's operations are principally conducted in Alberta, British Columbia and Saskatchewan, with a focus in north-eastern British Columbia.

The Cannon Shares trade on the facilities of the TSXV under the symbol "COO". Cannon is a reporting issuer in each of British Columbia, Alberta and Quebec.

The head office of Cannon is located at 800, 800 - 6th Avenue S.W., Calgary, Alberta T2P 3G3. The registered office of Cannon is located at 1000, 400 - 3rd Avenue SW, Calgary, Alberta T2P 4H2.

### Cannon Documents

Additional information regarding Cannon is available at www.sedar.com.

### Capital Structure of Cannon

The authorized capital of Cannon is comprised of an unlimited number of Cannon Shares and an unlimited number of preferred shares issuable in series, of which 26,954,984 Cannon Shares were issued and outstanding and no other shares were issued and outstanding as at December 20, 2006. As of the date of the Offer, 925,000 Cannon Shares were issuable pursuant to the exercise of outstanding Cannon Options. To the knowledge of the Offeror, other than the Related Party Debt (which is convertible to 8,816,166 Cannon Shares at a conversion ratio of one Cannon Share for each $0.50 of Related Party Debt), there are no other issued and outstanding shares of Cannon or securities of Cannon convertible into or exchangeable for common shares.

### Price Ranges and Trading Volumes of Cannon Shares

The Cannon Shares are listed and posted for trading on the TSXV. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Cannon Shares on the TSXV for the periods indicated:

| Period | High | Low | Volume |
|---|---|---|---|
| **2005** | | | |
| January | $0.485 | $0.340 | 468,245 |
| February | $0.425 | $0.370 | 50,176 |
| March | $0.550 | $0.405 | 117,527 |
| April | $0.440 | $0.305 | 74,131 |
| May | $0.290 | $0.235 | 85,757 |
| June | $0.280 | $0.190 | 232,757 |
| July | $0.265 | $0.205 | 156,452 |
| August | $0.285 | $0.230 | 209,332 |
| September | $0.295 | $0.230 | 271,100 |
| October | $0.275 | $0.170 | 168,913 |
| November | $0.295 | $0.175 | 433,800 |
| December | $0.400 | $0.255 | 491,421 |
| **2006** | | | |
| January | $0.460 | $0.330 | 152,600 |
| February | $0.590 | $0.395 | 256,573 |
| March | $0.580 | $0.450 | 331,691 |
| April | $0.580 | $0.460 | 214,316 |

| Period | High | Low | Volume |
|---|---|---|---|
| May | $0.650 | $0.480 | 263,332 |
| June | $0.590 | $0.355 | 62,057 |
| July | $0.540 | $0.430 | 152,682 |
| August | $0.750 | $0.510 | 88,480 |
| September | $0.670 | $0.560 | 75,832 |
| October | $0.660 | $0.500 | 77,239 |
| November | $0.900 | $0.670 | 1,653,746 |
| December (1 - 20) | $0.700 | $0.620 | 34,991 |

The Offer was announced to the public on November 24, 2006. On November 23, 2006, the last full day on which the G2 Shares and the Cannon Shares were listed for trading prior to public announcement of the Offer, the closing price of the G2 Shares on the TSXV was $0.70 and the closing price of the Cannon Shares on the TSXV was $0.59. The volume-weighted average trading price of the G2 Shares and the Cannon Shares on the TSXV for the 10 trading days ended November 23, 2006 the last trading day prior to the announcement of the Offer, was $0.78 and $0.52, respectively. Based on these share prices, the Offer represents a premium of approximately 42.5% over the value of the Cannon Shares for that period.

**Previous Distributions**

Based on publicly available information, during the five years preceding the date of the Offer, the only distributions of Cannon Shares, are as follows:

| Date | Description of Distribution | Number of Securities | Price Per Security | Aggregate Gross Proceeds to Cannon |
|---|---|---|---|---|
| January 15, 2003 | Conversion of Promissory Note | 6,800,000[1] | $0.15 | $1,020,000 |
| December 13, 2004 | Private Placement | 190,000[2] | $0.30 | $57,000 |
| January 7, 2005 | Conversion of Debt | 4,810,000[3] | $0.30 | $1,443,000 |
| January 10, 2005 | Private Placement | 2,916,165[4] | $0.30 | $874,850 |
| March 21, 2006 | Conversion of Debt | 5,000,000[5] | $0.40 | $2,000,000 |
| October 27, 2006 | Lender's Fee | 600,000[6] | $0.60 | - |

**Notes:**

(1) The securities issued pursuant to the conversion of a convertible promissory note at a conversion price of $0.15 per share.

(2) The securities distributed were Cannon Shares. The Agent also received warrants to purchase up to 4,500 Cannon Shares at an exercise price of $0.30 per share.

(3) The securities distributed were Cannon Shares which were issued on a conversion of debt held by Marla Resources Inc., Cannon's major shareholder.

(4) The securities distributed were Cannon Shares issued on a flow-through basis. Agents also received warrants to purchase up to 36,610 Cannon Shares at an exercise price of $0.30 per share.

(5) The securities distributed were Cannon Shares which were issued on a conversion of debt held by Marla Resources Inc., Cannon's major shareholder.

(6) The securities distributed were Cannon Shares which were issued to Quest Capital Corp. as additional consideration for the advance of a loan.

**Information and Reporting Requirements**

Cannon is subject to the information and reporting requirements of the ABCA, the securities laws of each of the provinces in Canada in which it is a reporting issuer, and the policies of the TSXV. In accordance therewith, Cannon is required to file reports and other information with the securities regulatory authorities in Canada and with the TSXV relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the TSXV. Information as of particular dates concerning Cannon's directors and officers, their remuneration, stock options granted to them, the principal holders of Cannon Shares and any material interest of such persons in material transactions with Cannon and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSXV.

**Pursuant to the provisions of the securities laws of the provinces of Canada, the directors of Cannon must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Cannon subsequent to the date of the most recent published financial statements of Cannon.**

## 3. *PRO FORMA* FINANCIAL INFORMATION

*Pro forma* financial statements, giving effect to the acquisition by G2 of all of the issued and outstanding Cannon Shares pursuant to the Offer, are set forth in Schedule A of the Offer and Circular.

## 4. BACKGROUND TO AND REASONS FOR THE OFFER

### Background to the Offer

In recognition of the number of operational synergies which could be achieved by combining G2 and Cannon, certain of their respective officers began discussions in mid-August, 2006 regarding the terms and conditions pursuant to which G2 would agree to acquire Cannon. Reciprocal confidentiality agreements were executed effective August 1, 2006 pursuant to which each Party provided the other with access to its books, records and other information.

The Parties formally retained their respective legal counsel during early October, 2006. Preparation of the Acquisition Agreement commenced shortly thereafter.

On November 20, 2006 Cannon formally retained Acumen Capital Finance Partners Limited as its independent financial advisor to provide financial advisory services, including the presentation and delivery of an opinion on the fairness of the consideration offered under the Offer, from a financial point of view, to Shareholders.

During the period of November 7 to 22, 2006, the Parties negotiated the terms and conditions of the Acquisition Agreement and Lock-up Agreements. During this period, the Parties also completed their respective due diligence investigations regarding the other Party. During the week of November 20, 2006, the board of directors of Cannon met to consider the terms of the Acquisition Agreement and approved the transaction. Effective November 22, 2006, the board of directors of G2 approved the terms of the Acquisition Agreement and approved the transaction. The Acquisition Agreement and Lock-up Agreements were executed on November 23, 2006 and the Offer was publicly announced shortly thereafter.

### Reasons for the Offer

G2 believes that the acquisition of Cannon will provide an excellent complement to G2's existing asset base. G2 further believes that the combination of G2 and Cannon will result in a larger and stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada. In particular, G2 expects to achieve a number of key financial and operational benefits from the transaction, including:

(a) Production is expected to increase by 360 boe per day, 76% of which is natural gas and 24% of which is oil and natural gas liquids;

(b) G2 will be able to acquire interests in several properties, most notably in the Trutch, British Columbia and Luseland, Saskatchewan areas where G2 will pursue exploration, development and operational enhancement programs;

(c) Based on G2 management's estimates of the fair value of the reserves of Cannon, reserves of the combined entity are expected to increase significantly; and

(d) G2's undeveloped land is expected to increase by 11,345 net acres.

The Offer provides a number of benefits to Shareholders resulting from the combination of Cannon and G2 including:

(a) the Offered Consideration represents a premium of approximately 42.5% based on the volume-weighted average trading prices of the G2 Shares and the Cannon Shares on the TSXV for the 10 trading days ended November 23, 2006;

(b) an opportunity to participate in a well-managed, financially strong company with a diversified asset and production base in western Canada; and

(c) exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Cannon and G2.

## 5. ACQUISITION AGREEMENT

### The Offer

G2 and Cannon entered into the Acquisition Agreement pursuant to which G2 agreed to make the Offer. Under the Acquisition Agreement, Cannon confirmed to G2 that its board of directors had, after consultation with its legal and financial advisors, and upon receipt of the opinion from Acumen Capital Finance Partners Limited, unanimously (i) approved the Offer; (ii) determined that the consideration to be received under the Offer is fair, from a financial point of view, to holders of Cannon Shares, and is in the best interests of Cannon and the holders of Cannon Shares; and (iii) resolved to recommend acceptance of the Offer to holders of Cannon Shares.

Pursuant to the Acquisition Agreement, Cannon also agreed with G2 that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than G2 or its affiliates) conducted on or before the date of the Acquisition Agreement with respect to any actual or potential Take-over Proposal. Further, Cannon agreed that it would not release any party from any confidentiality or standstill agreements or amend any of such agreements and that it would use commercially reasonable efforts to require the destruction or return of all information provided to any third parties who have had discussions or negotiations or have entered into confidentiality agreements with Cannon. Cannon also agreed in the Acquisition Agreement that it would not, nor authorize or permit any person or any of its representatives, directly or indirectly, to solicit, initiate or knowingly encourage or engage in any discussions or negotiations or take any action in respect of, or which may reasonably be expected to lead to a Take-over Proposal. In addition, Cannon agreed that it would not provide any confidential information to, participate in any discussions or negotiations relating to, or which may reasonably be expected to lead to a Take-over Proposal with, or otherwise cooperate with or assist or participate in any effort to consider, review or initiate a Take-over Proposal by, any corporation, person or other entity or group, other than G2. However, Cannon shall not be bound by the foregoing restrictions in respect of any Take-over Proposal that the Board of Directors of Cannon determines is a Superior Take-over Proposal and further determines in good faith, after considering applicable law and receiving the advice of outside legal counsel that such action is required for the Board of Directors of Cannon to comply with its fiduciary duties under applicable law. Neither Cannon nor its representatives may provide or furnish any information to any party in respect of the foregoing unless Cannon shall have entered into a confidentiality and standstill agreement with such party containing customary terms. If Cannon or the Board of Directors of Cannon determines to provide any confidential information in respect of a Superior Take-over Proposal, Cannon shall so notify G2 in writing.

Cannon shall not enter into any agreement regarding a Superior Take-over Proposal, other than a confidentiality agreement substantially similar to the Confidentiality Agreement, without providing G2 with an opportunity of not less than 72 hours to amend the Acquisition Agreement to provide at least as favourable terms as those to be included in the proposed Superior Take-over Proposal. In the event G2 proposes to amend the Acquisition Agreement and the Offer to provide that the holders of Cannon Shares shall receive a value per Cannon Share equal to or having a value greater than the value per Cannon Share provided in the Superior Take-over Proposal and so advises the board of directors of Cannon prior to the expiry of such 72 hour period, the board of directors of Cannon shall not accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and shall not release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

G2 has agreed to not amend the terms of the Offer, other than: (i) to increase the consideration payable under the Offer, (ii) to waive any condition of the Offer for its benefit provided that if G2 takes up and pays for any Cannon Shares, it shall acquire not less than the Minimum Required Shares; or (iii) to extend the expiry of the Offer, to a date not later than 90 days after the making of the Offer.

**Non-Completion Fee**

Cannon has agreed to pay to G2 a non-completion fee of $500,000 (or $150,000 in the event referred to in (c) below) if any of the following events occur (provided there is no breach or non-performance by G2 of a material provision of the Acquisition Agreement):

(a) an actual or proposed Take-over Proposal is publicly announced and not withdrawn on or prior to the Expiry Time and the Minimum Condition of the Offer is not satisfied such that G2 does not take-up Cannon Shares under the Offer following the Expiry Time and such Take-over Proposal is subsequently completed;

(b) the board of directors of Cannon fails to recommend that the Cannon Shareholders accept the Offer as contemplated in the Acquisition Agreement or withdraws or, in any manner adverse to G2, amends, modifies or changes its recommendation regarding the Offer prior to the Expiry Time;

(c) Cannon fails to receive a satisfactory written fairness opinion with respect to the Offer prior to January 15, 2007, as contemplated in the Acquisition Agreement;

(d) Cannon enters into an agreement (other than a confidentiality agreement contemplated by the Acquisition Agreement) prior to the Expiry Time providing for or in furtherance of a Take-over Proposal or Cannon or the board of directors of Cannon recommends that the Cannon Shareholders accept a Take-over Proposal; or

(e) there is a material breach or non performance by Cannon of its covenants, agreements, obligations, representations and warranties in the Acquisition Agreement which has not been cured to the satisfaction of G2, acting reasonably, within three business days of receipt of notice by Cannon of any such breach or non performance (other than in respect of Section 2.2 of the Acquisition Agreement in respect of which no cure period will be applicable).

Any non-completion fee that becomes payable to G2 shall be paid within three business days of the date of the earliest of such event to occur. On the date of the earliest event described above, Cannon is deemed to hold such money in trust for G2 and such non-completion fee will only be required to be paid by Cannon to G2 once.

G2 has agreed to pay to Cannon a non-completion fee of $500,000 if any of the following events occur (provided there is no breach or non-performance by Cannon of a material provision of the Acquisition Agreement):

(a) G2 does not make, or does not cause a wholly-owned subsidiary to make, the Offer on or prior to January 15, 2007, to the extent G2 is required to make the Offer pursuant to the terms and conditions of the Acquisition Agreement; or

(b) G2 has not taken-up and paid for the Cannon Shares deposited under the Offer on or before that date which is 90 days following the day of mailing of the Offer, to the extent G2 is required to take-up and pay for such Cannon Shares pursuant to the terms and conditions of the Acquisition Agreement.

Any such non-completion fee will be paid upon the occurrence of the earliest of such event and in any event within three business days after the occurrence of the earliest of such event, and upon the date that such non-completion fee is payable, G2 is deemed to hold such sum in trust for Cannon. For greater certainty, such non-completion fee will only be required to be paid by G2 to Cannon once.

**Lock-up Agreements**

See Section 8 of the Circular, "Arrangements with the Locked-up Securityholders".

**Board of Directors of Cannon**

Cannon has agreed and represented to G2 that its board of directors has determined unanimously to use its best efforts to secure the resignations of all of Cannon's directors to be effective at such time as may be required by G2 and to use its best efforts to enable G2 to elect or appoint all of the directors of Cannon as soon as possible after G2 takes-up and pays for sufficient Cannon Shares pursuant to the Offer so that it holds at least 50% of the outstanding Cannon Shares, on a fully diluted basis, without the necessity of a meeting of Cannon shareholders.

**Termination of Acquisition Agreement**

The Acquisition Agreement may be terminated by written notice given to the other Party, at any time prior to the time that the Offeror first takes-up and pays for Cannon Shares:

(a) by mutual written consent of G2 and Cannon;

(b) by Cannon, if G2 has not mailed the Offer to Cannon shareholders on or before January 15, 2007;

(c) by G2, if the conditions to the Offer in favour of G2 have not been satisfied or waived by G2 on or before the Expiry Time;

(d) by Cannon, if the conditions to the Offer in favour of Cannon have not been satisfied or waived by Cannon on or before the Expiry Time;

(e) by either G2 or Cannon, if the Take-up Date has not occurred within 90 days following the Initial Expiry Time;

(f) by either G2 or Cannon, if the Offer terminates or expires at the Expiry Time without G2 taking-up and paying for any of the Cannon Shares as a result of the non-satisfaction of any condition set forth in Schedule A to the Acquisition Agreement which has not been waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations required to be performed by it under the Acquisition Agreement;

(g) by either G2 or Cannon, if the non-completion fee set forth in Section 3.1 of the Acquisition Agreement shall become due and payable by Cannon to G2 and payment thereof is made to G2;

(h) by either Cannon or G2, if the non-completion fee set forth in Section 3.2 of the Acquisition Agreement shall become due and payable by G2 to Cannon and payment thereof is made to Cannon; or

(i) by either G2 or Cannon, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non appealable, provided that the Party seeking to terminate the Acquisition Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction.

## 6. RELATED PARTY DEBT AND CANNON OPTIONS

Pursuant to the Acquisition Agreement, the Related Party Debt shall be converted to an aggregate of 8,816,166 Cannon Shares at a conversion ratio of one Cannon Shares for each $0.50 of Related Party Debt prior to the Expiry Time. The Related Party Debt is owed to Marla Resources Inc., a private issuer controlled by Robert J. Tessari, an officer and director of Cannon, and Marla M. Johnson.

Pursuant to the Acquisition Agreement, all persons who hold Cannon Options are entitled to exercise all of their Cannon Options and tender all Cannon Shares issued in connection therewith under the Offer upon payment of the full exercise price by cheque, bank draft, or such other form as may be acceptable to G2. All Cannon Options that are tendered to Cannon for exercise, conditional on the Offeror taking-up Cannon Shares under the Offer, will be deemed to have been exercised concurrently with the take-up of Cannon Shares by the Offeror.

## 7. PURPOSE OF THE OFFER AND PLANS FOR CANNON

### Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Cannon Shares, including Cannon Shares which may become outstanding upon the conversion of the Related Party Debt and upon the exercise of Cannon Options during the Offer Period. If at least 90% of the outstanding Cannon Shares, on a diluted basis, not presently owned by or on behalf of the Offeror or its affiliates or associates are validly tendered pursuant to the Offer, the Offeror may elect to invoke its statutory right of Compulsory Acquisition in accordance with the provisions of Part 16 of the ABCA. If the Offer is successful but the Offeror acquires less than 90% of the outstanding Cannon Shares, the Offeror has agreed to use all commercially reasonable efforts to pursue a Subsequent Acquisition Transaction to acquire the Cannon Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair to Cannon and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Cannon Shares acquired pursuant to the Offer. See Section 12 of the Offer, "Acquisition of Cannon Shares Not Deposited".

### Plans for Cannon

If the Offeror acquires at least the Minimum Required Shares pursuant to the Offer, the boards of directors of Cannon will be reconstituted through resignations tendered by the existing directors of Cannon and the appointment of nominees of G2 in their stead. In that regard, Cannon has agreed in the Acquisition Agreement to assist G2 in securing the resignations of all directors and officers of Cannon and to cause the election of nominees of G2 to fill the vacancies so created by such resignations in such a manner that the holding of a shareholders' meeting will not be required.

In order to provide for a timely and efficient transition, G2's management will assume responsibility for the day to day operations of Cannon immediately upon taking up and paying for the Minimum Required Shares pursuant to the Offer. Cannon will be managed as a separate entity until such time that it can be amalgamated or wound-up into the Offeror or one or more of its affiliates.

If permitted by applicable law, subsequent to the completion of the Offer or the Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Cannon Shares from the TSXV and cause Cannon to cease to be a reporting issuer under the securities laws of each province in Canada in which it has such status.

## 8. ARRANGEMENTS WITH THE LOCKED-UP SECURITYHOLDERS

Except as described below, there are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Cannon and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful. Except as described below, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any holder of securities of Cannon with respect to the Offer or between the Offeror and any person or company with respect to any securities of Cannon in relation to the Offer. There are no business relationships between the Offeror, its associates or affiliates and Cannon that are material to any of them with the exception of the Acquisition Agreement.

**Lock-up Agreements**

G2 has entered into the Lock-up Agreements pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Cannon Shares beneficially owned by them and all Cannon Shares they shall acquire at least five days before the Initial Expiry Time pursuant to the exercise of Cannon Options, representing an aggregate of 19,068,493 Cannon Shares (which includes Cannon Shares issuable upon exercise of "in-the-money" Cannon Options held by the Locked-up Securityholders) or approximately 68.6% of the currently issued and outstanding Cannon Shares (calculated on a diluted basis).

The Locked-up Securityholders are entitled to withdraw all of the Cannon Shares deposited pursuant to the Offer in the event that the Acquisition Agreement is terminated in accordance with its terms.

**Arrangements with Directors, Officers, Employees and Consultants**

Under the terms of the Acquisition Agreement, G2 agreed that the board of directors of G2 shall appoint Robert J. Tessari, an officer and director of Cannon, to the board of directors of G2 immediately following the Expiry Time if the Offer is completed. In addition, pursuant to the Acquisition Agreement, the Related Party Debt shall be converted to an aggregate of 8,816,166 Cannon Shares at a conversion ratio of one Cannon Shares for each $0.50 of Related Party Debt prior to the Expiry Time. The Related Party Debt is owed to Marla Resources Inc., a private issuer controlled by Robert J. Tessari, an officer and director of Cannon, and Marla M. Johnson.

## 9. OWNERSHIP OF, TRADING IN AND COMMITMENTS TO ACQUIRE SECURITIES OF CANNON

As of the date hereof, neither the Offeror, nor any associate or affiliate of the Offeror, nor any director or officer of the Offeror or their respective associates, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Cannon.

To the knowledge of the directors and officers of the Offeror after reasonable inquiry, no securities of Cannon are beneficially owned, directly or indirectly, by, nor is control or direction over any securities of Cannon exercised by, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

No securities of Cannon have been traded during the six-month period preceding the date of the Offer by G2, any associate or affiliate of G2, any directors or officers of G2 or their respect associates, or, to the knowledge of the directors and officers of G2, after reasonable enquiry, by any associate of any director or officer of G2, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of G2 or by any person or company acting jointly or in concert with G2.

Except in respect of the Acquisition Agreement and the Lock-up Agreements, neither the Offeror, nor any associate or affiliate of the Offeror, nor any director or officer of the Offeror or their respective associates, or, to the knowledge of the directors and officers of the Offeror after reasonable inquiry, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror, has entered into any commitment to acquire any securities of Cannon.

## 10. EFFECT OF THE OFFER ON MARKETS FOR THE CANNON SHARES AND STOCK EXCHANGE LISTING

The purchase of Cannon Shares by the Offeror pursuant to the Offer will reduce the number of Cannon Shares that might otherwise trade publicly, as well as the number of holders of Cannon Shares, and, depending on the number of

Cannon Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Cannon Shares held by the public.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Cannon Shares on such exchange. Among such criteria are the minimum number of holders of Cannon Shares, the minimum number of Cannon Shares publicly held and the aggregate market value of the Cannon Shares publicly held. Depending upon the number of Cannon Shares purchased pursuant to the Offer, it is possible that the Cannon Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Cannon Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Cannon Shares. It is the intention of the Offeror to cause Cannon to apply to delist the Cannon Shares from the TSXV as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Moreover, in the event the Cannon Shares are delisted, such shares would constitute "taxable Canadian property" to non-resident holders of Cannon Shares. As a result, subject to relief under an applicable tax treaty, a non-resident holder of Cannon Shares would be subject to Canadian taxation in respect of any disposition or deemed disposition of such shares. Any such disposition or deemed disposition of Cannon Shares by a non-resident at a time when the Cannon Shares are not listed on a prescribed stock exchange *(including* the TSXV) would trigger certain tax reporting requirements, including tax filings which are required to be made contemporaneously with any such disposition, and purchasers would generally be required to withhold a portion of the purchase price on any such disposition and remit same to the Canadian tax authorities. Non-resident holders of Cannon Shares should consult their own tax advisors in the event the Cannon Shares are delisted.

After the purchase of Cannon Shares under the Offer and subject to applicable laws, the Offeror intends to cause Cannon to take steps toward the elimination of its public reporting requirements under applicable securities legislation.

## 11. MATERIAL CHANGES IN THE AFFAIRS OF CANNON AND OTHER INFORMATION

The Offeror is not aware of any information which has not been generally disclosed that indicates that any material change has occurred in the affairs of Cannon since the date of the last published financial statements of Cannon, being the interim financial statements for the period ended September 30, 2006 other than the material change report dated December 4, 2006 with respect to Cannon and G2 entering into the Acquisition Agreement.

The Offeror is not aware of any material facts concerning the Cannon Shares or other material facts not disclosed in the Offer that have not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

## 12. ACCEPTANCE OF THE OFFER

With the exception of those Locked-up Securityholders who have entered into the Lock-up Agreements, the Offeror has no knowledge of whether any Shareholders will accept the Offer. See Section 8 of the Circular, "Arrangements with the Locked-up Securityholders".

## 13. RISK FACTORS

In assessing the Offer, Cannon Shareholders should also carefully review the risks as outlined below. The risk factors relating to the oil and natural gas business and the operations and reserves of G2 apply equally in respect of the business of Cannon that G2 is acquiring pursuant to the Offer.

### Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by G2 will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of G2 depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that G2 will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, G2 may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on G2 and its future results of operations, liquidity and financial condition.

**Prices, Markets and Marketing of Crude Oil and Natural Gas**

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of G2. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of G2's oil and gas reserves. G2 may also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in G2's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to G2 are in part determined by the borrowing base of G2. A sustained material decline in prices from historical average prices could limit G2's borrowing base, therefore reducing the bank credit available to G2, and could require that a portion of any existing bank debt of G2 be repaid.

In addition to establishing markets for its oil and natural gas, G2 must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by G2 will be affected by numerous factors beyond its control. G2 will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by G2. The ability of G2 to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. G2 will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. G2 has limited direct experience in the marketing of oil and natural gas.

**Substantial Capital Requirements; Liquidity**

G2 anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If G2's revenues or reserves decline, G2 may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to G2. Moreover, future activities may require G2 to alter its capitalization significantly. The inability of G2 to access sufficient capital for its operations could have a material adverse effect on G2's financial condition, results of operations or prospects.

**Additional Funding Requirements**

G2's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, G2 may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause G2 to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If G2's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect G2's ability to expend the necessary capital to replace its reserves or to maintain its production. If G2's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to G2.

**Insurance**

G2's involvement in the exploration for and development of oil and gas properties may result in G2 becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although G2 has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, G2 may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to G2. The occurrence of a significant event that G2 is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on G2's financial position, results of operations or prospects.

**Competition**

G2 actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than G2. G2's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. G2's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than G2.

Certain of G2's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect G2's ability to sell or supply oil or gas to these customers in the future. G2's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

**Environmental Risks**

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require G2 to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect G2's financial condition, results of operations or prospects.

**Kyoto Protocol**

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. The Kyoto Protocol came into force February 16, 2005. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". G2's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject G2 to legislation in Canada regulating emissions of greenhouse gases. Future Canadian federal legislation, together with provincial emission reduction requirements may require the reduction of emissions or emissions intensity from G2's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of G2.

**Reserve Replacement**

G2's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on G2 successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves G2 may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in G2's reserves will depend not only on G2's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that G2's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

**Reliance on Operators and Key Employees**

To the extent G2 is not the operator of its oil and gas properties, G2 will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of G2 will be largely dependent upon the performance of its management and key employees. G2 does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on G2.

**Corporate Matters**

To date, G2 has not paid any dividends on the G2 Shares and may not pay dividends on the G2 Shares in the future. Certain of the directors and officers of G2 are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of G2 and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under, the ABCA.

**Permits and Licenses**

The operations of G2 may require licenses and permits from various governmental authorities. There can be no assurance that G2 will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

**Issuance of Debt**

From time to time G2 may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase G2's debt levels above industry standards. Neither G2's articles nor its by-laws limit the amount of indebtedness that G2 may incur. The level of G2's indebtedness from time to time could impair G2's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

**Dilution**

G2 may make future acquisitions or enter into financing or other transactions involving the issuance of securities of G2 which may be dilutive.

**Title to Properties**

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of G2 which could result in a reduction of the revenue received by G2.

**Aboriginal Claims**

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. G2 is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on G2 and its operations.

**Delays in Business Operations**

In addition to the usual delays in payments by purchasers of oil and natural gas to G2 or to the operators, and the delays by operators in remitting payment to G2, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of G2 in a given period and expose G2 to additional third party credit risks.

**Changes in Legislation**

The return on an investment in securities of G2 is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects G2 or the holding and disposing of the securities of G2.

**Seasonality**

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of G2.

**Income Taxes**

To its knowledge, G2 believes that it is in compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, income tax returns filed by G2 may be subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of G2, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

**Assessments of Value of Acquisitions**

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and G2's own assessments. Both of these assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond G2's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that G2 uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by G2. Any such instance may offset the return on and value of the G2 Shares.

**Accounting Write-Downs as a Result of GAAP**

Canadian Generally Accepted Accounting Principles ("GAAP") requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of G2. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and may result in a decline in the trading price of the G2 Shares.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the estimated recoverable amounts, G2 will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Hedge accounting and accounting for derivative financial instruments may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

**Third Party Credit Risk**

G2 is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to G2, such failures could have a material adverse effect on G2 and its cash flow from operations.

The combination of the Offeror with Cannon is subject to certain risks, including the following:

**Possible Failure to Complete the Offer**

The Offer is subject to normal commercial risk that the Offer may not be completed on the terms negotiated or at all. If closing of the Offer does not take place, the Offeror would not realize the anticipated benefits of the combination of G2 and Cannon. A Shareholder should realize that the conditions to the Offer may not be satisfied and the Offer may not be completed.

**Market Value of G2 Shares Issued in Connection with the Offer**

The Offeror is offering to purchase all of the issued and outstanding Cannon Shares on the basis of 0.95 of a G2 Share for each Cannon Share. The Offered Consideration will not be adjusted to reflect any changes in the market value of G2 Shares. As a result, the market values of the G2 Shares and the Cannon Shares at the time the Cannon Shares are taken up under the Offer may vary significantly from the values at the date of the Offer or the date that Shareholders tender their Cannon Shares. If the market value of G2 Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve-month period ended on November 23, 2006 (the last trading day prior to the announcement of the intention to make the Offer), the trading price of G2 Shares on the TSXV varied from a low of $0.63 to a high of $1.58. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of G2, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which G2 has no control.

**Failure to Integrate G2 and Cannon Effectively**

Benefits from the combination of G2 and Cannon will depend in part on whether the operations of G2 and Cannon can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that the expected combination benefits from the acquisition of Cannon will be fully realized by G2 or realized within the expected time frame.

**Failure to Realize Benefits**

As part of its strategy, G2 will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Cannon. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, and uncertainties relating to capital and other costs and financing risks.

**Effect of Change of Control Provisions on Cannon**

Cannon is a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror may hold Cannon Shares representing a majority of the voting rights of Cannon. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company.

**Reliability of Cannon Historical Information**

All historical information regarding Cannon contained in the Offer and Circular has been derived from Cannon's publicly available information. Any inaccuracy or material omission in Cannon's publicly available information, including the information about or relating to Cannon contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

**Listing of Cannon Shares**

The purchase of any Cannon Shares by the Offeror pursuant to the Offer will reduce the number of Cannon Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Cannon Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Cannon Shares held by the





public. After the purchase of the Cannon Shares under the Offer, it may be possible for Cannon to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or any other jurisdiction in which Cannon has an insignificant number of Shareholders.

The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the Cannon Shares from the TSXV. Among such criteria are the number of Shareholders, the number of Cannon Shares publicly held and the aggregate market value of the Cannon Shares publicly held. Depending on the number of Cannon Shares purchased pursuant to the Offer, it is possible that the Cannon Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Cannon Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Cannon Shares. If the Offeror acquires sufficient Common Shares under the Offer to enable it to do so, the Offeror intends to delist the Cannon Shares from the TSXV.

**Effect of Cannon Shareholders' Exercise of Dissent Rights Pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction**

In order for the Offeror to acquire all of the issued and outstanding Cannon Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Cannon Shares, which could be different from the Offer price. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Cannon Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Cannon Shares, which could result in the Offeror being required to make a substantial cash payment that could have an adverse effect on the financial position and liquidity of the combined company.

**Market Price of G2 May be Affected by Additional Issuance of G2 Shares Pursuant to Offer**

If all of the Cannon Shares are tendered to the Offer, a significant number of additional G2 Shares will be available for trading in the public market. The increase in the number of G2 Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, G2 Shares. Moreover, in the event that any Shareholder holding a significant percentage of Cannon Shares tenders its Cannon Shares to the Offer in exchange for G2 Shares, such Shareholder will hold a significant percentage of G2 Shares after such take-up. The potential that such a Shareholder may sell its G2 Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such G2 Shares in the public market, could adversely affect the market price of the G2 Shares.

## 14. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

**General**

In the opinion of Macleod Dixon LLP, counsel to G2, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a Cannon Shareholder who disposes of their Cannon Shares pursuant to the Offer, and who, for the purposes of the Tax Act and at all relevant times holds its Cannon Shares, and will hold any G2 Shares acquired under the Offer, as capital property and deals at arm's length with, is not affiliated with, each of Cannon and G2. Cannon Shares and G2 Shares will generally be considered to be capital property to a Cannon Shareholder unless the holder either holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Cannon Shareholders who are residents of Canada for purposes of the Tax Act and whose Cannon Shares or G2 Shares might not otherwise qualify as capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by such Cannon Shareholder deemed to be capital property in the taxation year of the election and in all subsequent taxation years.

This summary is not applicable to a Cannon Shareholder that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act, a "specified financial institution" as defined in the Tax Act or an interest in which is a "tax shelter investment" for the purposes of the Tax Act. Any such Cannon Shareholders should consult their own tax advisors. This summary is not applicable to a Cannon Shareholder who, immediately following the completion of the Offer, either alone or together with other persons with whom such Cannon Shareholder does not deal at arm's length, controls G2 or beneficially owns G2 Shares which have a fair market value in excess of 50% of the fair market value of all of the outstanding G2 Shares immediately following completion of the Offer.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Tax Regulations"), and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). This summary also takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, or changes in the administrative or assessing practices of the CRA. This summary also does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those described herein.

**This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Cannon Shareholder. Accordingly, Cannon Shareholders are advised and expected to consult with their own tax advisors for advice regarding the income tax consequences to them of disposing of their Cannon Shares pursuant to the Offer, having regard to their particular circumstances.**

**Shareholders Resident in Canada**

This portion of the summary is generally applicable to a Cannon Shareholder who, for the purposes of the Tax Act and at all relevant times is, or is deemed to be, resident in Canada (in this section, a "Resident Shareholder").

*Accepting the Offer*

A Resident Shareholder who disposes of their Cannon Shares pursuant to the Offer for G2 Shares will, unless the Resident Shareholder chooses to recognize a capital gain or capital loss on the exchange of the Resident Shareholder's Cannon Shares for G2 Shares as described in the immediately subsequent paragraph, be deemed to have disposed of such Cannon Shares for proceeds of disposition equal to the Resident Shareholder's adjusted cost base thereof. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the disposition and would be deemed to acquire their G2 Shares at a cost which is equal to the adjusted cost base of their Cannon Shares. This cost will be averaged with the adjusted cost base of all other G2 Shares held by such Resident Shareholder as capital property for the purpose of determining the adjusted cost basis of all G2 Shares held by such Resident Shareholder.

Notwithstanding the foregoing, Resident Shareholders who receive G2 Shares in exchange for their Cannon Shares may, if they so choose, recognize a capital gain (or a capital loss) in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the G2 Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Cannon Shares exchanged and any reasonable costs of making the disposition. In such circumstances, the cost of the G2 Shares acquired will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other G2 Shares held by such Resident Shareholder as capital property for the purpose of determining the adjusted cost basis of all G2 Shares held by such Resident Shareholder.

A Resident Shareholder who chooses to realize a capital gain or a capital loss on the disposition of their Cannon Shares will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years in accordance with the detailed rules of the Tax Act. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the Cannon Shares to the extent and under the circumstances described in the Tax Act.

A Resident Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay the refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act), including taxable capital gains. Capital gains realized by individual and certain trusts may be subject to alternative minimum tax under the Tax Act.

***Acquisition of Cannon Shares Not Deposited***

*Compulsory Acquisition*

As outlined in the Offer to Purchase under the heading "Acquisition of Cannon Shares Not Deposited", G2 may, in certain circumstances, acquire Cannon Shares not deposited under the Offer pursuant to a Compulsory Acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Resident Shareholder whose Cannon Shares are so acquired by G2 solely in consideration for G2 Shares will generally be subject to the same tax treatment as described above with respect to a disposition of Cannon Shares for G2 Shares under the Offer.

Where a Resident Shareholder's Cannon Shares are disposed of pursuant to the exercise of dissent rights, the Resident Shareholder may not qualify for any tax deferral to the extent any cash proceeds are received pursuant to the exercise of such dissent rights. Further, a dissenting Resident Shareholder may be subject to tax on any interest or dividends paid or deemed to be paid as a result of the exercise of dissent rights.

*Subsequent Acquisition Transaction*

If G2 is unable to make a Compulsory Acquisition, G2 may propose a Subsequent Acquisition Transaction as outlined in the Offer to Purchase. The tax consequences of such a transaction to a Resident Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Resident Shareholders who dispose of their Cannon Shares pursuant to the Offer. **To the extent that any Subsequent Acquisition Transaction is proposed by G2, Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Cannon Shares acquired pursuant to such transaction.**

**Shareholders Not Resident in Canada**

This portion of the summary is applicable to a Cannon Shareholder who, at all relevant times, is neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Non-Resident Shareholder"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Shareholder should consult their own tax advisor with respect to the exchange of Cannon Shares for G2 Shares.

***Accepting the Offer***

Non-Resident Shareholders who hold Cannon Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian tax upon the disposition of their Cannon Shares pursuant to the Offer.

Generally, Cannon Shares will not be taxable Canadian property at a particular time to a Non-Resident Shareholder provided that the Cannon Shares are listed on a prescribed stock exchange (which includes the TSXV) at that time, unless: (a) at any time during the sixty month period immediately preceding the disposition of the Cannon Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned not less than 25% of the issued shares of any class or series of the capital stock of Cannon; or (b) the Non-Resident Shareholder's Cannon Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Non-Resident Shareholders whose Cannon Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as Resident Shareholders as described above under "Shareholders Resident in Canada - Accepting the Offer". Non-Resident Shareholders whose Cannon Shares constitute taxable Canadian property may nonetheless be exempted from taxation on capital gains to the extent that they can avail themselves of the provisions of a bilateral tax treaty between Canada and their jurisdiction of residence. However, based on the assumption that the value of the Cannon Shares is derived principally from real property in Canada, the *Canada-United States Income Tax Convention, 1980* would not provide such an exemption for a Non-Resident Shareholder who is a resident of the United States for the purposes of such convention and whose Cannon Shares constitute taxable Canadian property. Conversely, to the extent a Non-Resident Shareholder realizes a capital loss from the disposition of their Cannon Shares, the amount of the capital loss may not be deductible against capital gains of a Non-Resident Shareholder for the purposes of the Tax Act. **Non-Resident Shareholders whose Cannon Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing of Cannon Shares pursuant to the Offer.**

***Acquisition of Cannon Shares Not Deposited***

*Compulsory Acquisition*

As outlined in the Offer to Purchase, G2 may, in certain circumstances, acquire Cannon Shares not deposited under the Offer pursuant to a Compulsory Acquisition or pursuant to the exercise of dissent rights on such an acquisition. The consequences under the Tax Act to a Non-Resident Shareholder disposing of Cannon Shares under a Compulsory Acquisition, or pursuant to the exercise of dissent rights in connection therewith, will generally be as described above for Non-Resident Shareholders who accept the Offer. Where Cannon Shares are acquired from a Non-Resident Shareholder pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder or a partnership that is not a "Canadian partnership" for the purposes of the Tax Act as a result of such an award, or dividends deemed to be paid to such a Non-Resident Shareholder by Cannon as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an income tax treaty between Canada and the Non-Resident Shareholder's jurisdiction of residence. **Non-Resident Shareholders whose Cannon Shares are acquired pursuant to a Compulsory Acquisition should consult their tax advisors for advice having regard to their particular circumstances.**

*Subsequent Acquisition Transaction*

The consequences under the Tax Act of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein for Non-Resident Shareholders that dispose of their Cannon Shares pursuant to the Offer. **To the extent that any Subsequent Acquisition Transaction is proposed by G2, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Cannon Shares acquired pursuant to such transaction.**

## 15. DEPOSITARY

The Offeror has engaged Olympia Trust Company to act as Depositary for the receipt of certificates in respect of Cannon Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for Cannon Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

## 16. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Macleod Dixon LLP, Canadian counsel to the Offeror.

## 17. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of such rights or consult with a lawyer.

## 18. EXPENSES OF THE OFFER

The Offeror estimates the total amount of the fees and expenses related to the Offer will be approximately $250,000. Such fees and expenses will be paid out of G2's cash reserves or available credit facilities.

## CONSENT OF COUNSEL

TO: The Securities Regulatory Authorities in each of the provinces and territories of Canada in which the Offer is made

Dear Sirs:

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated December 21, 2006 made by G2 Resources Inc. to purchase all of the issued and outstanding common shares of Cannon Oil & Gas Ltd.

Calgary, Alberta
December 21, 2006

(Signed) Macleod Dixon LLP

## CONSENT OF KPMG LLP

TO: The Board of Directors of G2 Resources Inc.

We have read the Offer to Purchase and Circular dated December 21, 2006 relating to the offer by G2 Resources Inc. for all of the issued and outstanding common shares of Cannon Oil & Gas Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Offer to Purchase and Circular of our report to the directors of G2 Resources Inc. on the balance sheet as at December 31, 2005 and the statements of operations and deficit and cash flows for the period ended December 31, 2005. Our report is dated April 10, 2006 (except for Note 9, which is as at December 21, 2006).

Calgary, Canada
December 21, 2006

(Signed) KPMG LLP
Chartered Accountants

**CONSENT OF ENGINEERS**

TO: The Securities Regulatory Authorities in each of the provinces and territories of Canada in which the Offer is made

Dear Sirs:

We refer to the Offer to Purchase and Circular dated December 21, 2006 relating to the offer by G2 Resources Inc. for all of the issued and outstanding common shares of Cannon Oil & Gas Ltd.

We consent to the use in the above-mentioned Offer to Purchase and Circular of our report dated October 18, 2006 and effective September 30, 2006 on the oil and gas reserves of G2 Resources Inc.

Calgary, Canada
December 21, 2006

(Signed) Sproule Associates Ltd.

## APPROVAL AND CERTIFICATE

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Board of Directors of the Offeror.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

Dated: December 21, 2006

**G2 RESOURCES INC.**

(Signed) Curtis A. Hartzler
President and Chief Executive Officer

(Signed) Leonard D. Arcovio
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Jake Pronk
Director

(Signed) Yook Mah
Director

**SCHEDULE A**

# G2 RESOURCES INC.

**UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS**
**As at September 30, 2006 and for the nine months then ended**
**and for the year ended December 31, 2005**

# COMPILATION REPORT

To the Directors of G2 Resources Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of G2 Resources Inc. (the "Company") as at September 30, 2006 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2005 (collectively, the "Pro Forma Consolidated Statements"), and have performed the following procedures:

1. Compared the figures in the columns captioned "G2" to the unaudited interim financial statements of the Company as at September 30, 2006 and the nine months then ended and to the audited financial statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Cannon" to the unaudited interim financial statements of Cannon Oil & Gas Ltd. ("Cannon") as at September 30, 2006 and the nine months then ended and the audited financial statements of Cannon for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the Pro Forma Consolidated Statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   *(a)* Described to us the basis for determination of the pro forma adjustments, and

   *(b)* Stated that the Pro Forma Consolidated Statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4. Read the notes to the Pro Forma Consolidated Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "G2", and "Cannon" as at September 30, 2006 and for the nine months then ended and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments that are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

*("Signed") KPMG LLP*

Chartered Accountants
Calgary, Canada
December 21, 2006

# G2 RESOURCES INC.

## Unaudited Pro Forma Consolidated Balance Sheet

*As at September 30, 2006*

($thousands)

| | G2 | Cannon | Pro Forma Adjustments | Note | Pro Forma Consolidated |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current** | | | | | |
| Cash and cash equivalents | $ 5,232 | $ 13 | $ 212 | 2(c) | $ 3,935 |
| | | | (1,522) | 2(g) | |
| Accounts receivable | 3,971 | 314 | - | | 4,285 |
| Prepaid expenses and deposits | 126 | 722 | - | | 848 |
| | **9,329** | **1,049** | **(1,310)** | | **9,068** |
| **Restricted funds held in trust** | - | 8 | | | 8 |
| **Property, plant and equipment** | 11,860 | 11,761 | 9,786 | 2(d) | 33,407 |
| **Future income tax asset** | 2,394 | - | (646) | 2(f) | 1,748 |
| **Goodwill** | - | - | 10,378 | 2(d) | 10,378 |
| | **$ 23,583** | **$ 12,818** | **$ 18,208** | | **$ 54,609** |
| **Liabilities** | | | | | |
| **Current** | | | | | |
| Accounts payable and accrued liabilities | $ 7,304 | $ 4,399 | $ 250 | 2(d) | $ 11,953 |
| | **7,304** | **4,399** | **250** | | **11,953** |
| **Due to related parties** | - | 5,930 | (4,408) | 2(b) | - |
| | | | (1,522) | 2(g) | |
| **Asset retirement obligations** | 169 | 363 | - | | 532 |
| **Shareholders' Equity** | | | | | |
| **Share capital** | 27,985 | 9,100 | 212 | 2(c) | 53,999 |
| | | | 4,408 | 2(b) | |
| | | | (13,720) | 2(e) | |
| | | | 26,014 | 2(d) | |
| **Contributed surplus** | 1,640 | 133 | (133) | 2(e) | 1,640 |
| **Deficit** | (13,515) | (7,107) | 7,107 | 2(e) | (13,515) |
| | **16,110** | **2,126** | **23,888** | | **42,124** |
| | **$ 23,583** | **$ 12,818** | **$ 18,208** | | **$ 54,609** |

*See accompanying notes*

# G2 RESOURCES INC.

## Unaudited Pro Forma Consolidated Statement of Operations

*For the Nine Month Period Ended September 30, 2006*

($thousands, except per share amounts)

| | G2 | Cannon | Pro Forma Adjustments | Note | Pro Forma Consolidated |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Petroleum and natural gas sales | $ 471 | $ 1,715 | $ - | | $ 2,186 |
| Royalties (net of ARTC) | (92) | (264) | - | | (356) |
| | 379 | 1,451 | - | | 1,830 |
| Interest income | 109 | 57 | - | | 166 |
| | **488** | **1,508** | **-** | | **1,996** |
| **Expenses** | | | | | |
| Production | 178 | 731 | - | | 909 |
| General and administrative | 2,364 | 321 | - | | 2,685 |
| Interest | - | 407 | (407) | 3(b) | - |
| Amortization, depletion and accretion | 11,539 | 926 | 745 | 3(a) | 13,210 |
| | **14,081** | **2,385** | **338** | | **16,804** |
| **Loss before income taxes** | **13,593** | **877** | **338** | | **14,808** |
| **Future income tax reduction (expense)** | 2,454 | - | - | | 2,454 |
| **Net loss for the period** | **$ 11,139** | **$ 877** | **$ 338** | | **$ 12,354** |
| **Net loss per share - basic and diluted** | | | | | **$0.19** |
| **Weighted average proforma shares:** | | | | | |
| **Basic and diluted (thousands)** | | | | | **66,603** |

*See accompanying notes*

# G2 RESOURCES INC.

## Unaudited Pro Forma Consolidated Statement of Operations

***For the Year Ended December 31, 2005***

($thousands, except per share amounts)

| | G2 | Cannon | Pro Forma Adjustments | Note | Pro Forma Consolidated |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Petroleum and natural gas sales | $ 64 | $ 1,422 | $ - | | $ 1,486 |
| Royalties (net of ARTC) | (15) | (196) | - | | (211) |
| | 49 | 1,226 | - | | 1,275 |
| Interest income | 54 | - | - | | 54 |
| | **103** | **1,226** | **-** | | **1,329** |
| **Expenses** | | | | | |
| Production | 13 | 714 | - | | 727 |
| General and administrative | 974 | 179 | - | | 1,153 |
| Interest | - | 240 | (240) | *3(b)* | - |
| Amortization, depletion and accretion | 2,447 | 257 | 425 | *3(a)* | 3,129 |
| | **3,434** | **1,390** | **185** | | **5,009** |
| **Loss before income taxes** | **3,331** | **164** | **185** | | **3,680** |
| **Future income tax reduction (expense)** | 955 | - | - | | 955 |
| **Net loss for the period** | **$ 2,376** | **$ 164** | **$ 185** | | **$ 2,725** |
| **Net loss per share - basic and diluted** | | | | | **$0.05** |
| **Weighted average proforma shares:** | | | | | |
| **Basic and diluted (thousands)** | | | | | **56,459** |

***See accompanying notes***

### 1. Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of G2 to reflect the proposed acquisition of Cannon Oil & Gas Ltd. ("Cannon") by G2 Resources Inc. ("G2" or the "Company"). Pursuant to a Take Over Bid Circular (the "Circular"), G2 proposes to acquire all the issued shares of Cannon in exchange for G2 common shares.

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of G2 in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at September 30, 2006 is based on:

1. the unaudited balance sheet of G2 as at September 30, 2006; and
2. the unaudited balance sheet of Cannon as at September 30, 2006.

The unaudited pro forma consolidated statement of operations for the nine month period ended September 30, 2006 is based on:

1. the unaudited statement of operations of G2 for the nine month period ended September 30, 2006; and
2. the unaudited statement of operations of Cannon for the nine month period ended September 30, 2006.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 is based on:

1. the audited statement of operations of G2 for the period ended December 31, 2005; and
2. the audited statement of operations of Cannon for the year ended December 31, 2005.

The accounting polices used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those used in the audited financial statements of G2 as at and for the period ended December 31, 2005.

In the opinion of management these unaudited pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with the accounting principles generally accepted in Canada.

These unaudited pro forma consolidated financial statements may not be indicative of either the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma consolidated financial statements no adjustments have been made to reflect the expected operating synergies and administrative costs savings that could result from the combination of G2 and Cannon.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of G2 and Cannon as noted above.

**2. Pro Forma transactions and assumptions – Balance Sheet**

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, assumptions and adjustments as if they occurred on September 30, 2006:

*(a)* the pro forma consolidated balance sheet assumes that the outstanding common shares of Cannon that are available for exchange into G2 common shares are as follows on September 30, 2006:

| | |
|---|---|
| Common shares: | |
| September 30, 2006 | 26,344,484 |
| Issued on conversion of 75% of related party debt of $5,877,444 at a conversion ratio of one common share for $0.50 of debt | 8,816,166 |
| Issued to Quest Capital Corp. as additional consideration for the advance of a loan on October 27, 2006 | 600,000 |
| Issued on exercise of options and warrants | 840,000 |
| | 36,600,650 |

*(b)* the Cannon related party debt has been adjusted to reflect the conversion of $4,408,083 of the outstanding balance as at September 30, 2006 into common shares of Cannon at a conversion ratio of one common share for $0.50 of debt.

*(c)* the Cannon share capital has been increased for the exercise of warrants and options, as described in 2*(a)* above.

The following table summarizes Cannon's warrants and options assumed to have been exercised:

| | *Number* | *Weighted Average Exercise Price* | *Amount* |
|---|---|---|---|
| Warrants | 15,000 | $ 0.30 | $ 4,500 |
| Options | 825,000 | 0.25 | 207,750 |
| | 840,000 | $ 0.25 | $ 212,250 |

*(d)* the acquisition of Cannon by the issuance of up to a maximum of 34,770,618 common shares of G2, valued at a weighted average share price or $0.748 per share. The Company will account for the Cannon acquisition using the purchase method whereby the assets and liabilities of Cannon will be recorded at fair market values and the results of operations will be included in the Company's financial statements from the close of acquisition. The pro forma purchase price equation is as follows:

| | |
|---|---|
| Cost of acquisition: | |
| 34,770,618 common shares issued | $ 26,013,557 |
| Transaction costs | 250,000 |
| | $ 26,263,557 |

**2. Pro Forma Transactions, Assumptions and Adjustments – Balance Sheet (continued)**

| | | |
|---|---|---|
| Allocated: | | |
| Current assets | $ | 1,261,472 |
| Restricted funds held in trust | | 7,583 |
| Property, plant and equipment | | 21,546,000 |
| Goodwill | | 10,378,364 |
| Current liabilities | | (4,398,907) |
| Long term debt | | (1,521,746) |
| Assets retirement obligations | | (362,836) |
| Future income taxes | | (646,373) |
| | $ | 26,263,557 |

Fair value for reserves and undeveloped land were based on management estimates of fair value. The allocation of purchase price to assets and liabilities will be finalized once the fair value of the assets and liabilities are determined. Accordingly the allocations provided in this note may change. Goodwill is the residual amount that results when the purchase price of an acquired company exceeds the amounts allocated to the net assets acquired, based on their fair values. Goodwill is not amortized, but is assessed for impairment at year-end. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for the amount of the excess.

G2 transaction costs of $250,000 relate to professional, advisory and other transaction costs. These transactions costs have been included in accounts payable.

***(e)*** the share capital, contributed surplus and deficit of Cannon, have been eliminated.

***(f)*** the future income tax asset is $1,747,627. The future income tax liability resulting from the acquisition of Cannon purchase equation of $2,228,256 is net of G2's future income tax asset of $3,975,883.

***(g)*** the remaining related party debt, after giving effect to the conversion as described in note 2*(b)* above, is to be repaid pursuant to the terms of the Acquisition Agreement.

**(3) Pro Forma Transactions, Assumptions and Adjustments – Statements of Operations**

The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 give effect to the transactions, assumptions and adjustments referred to in note 2 effective January 1, 2005, respectively, as follows:

***(a)*** amortization, depletion and accretion expense has been increased by $745,105 and $425,441 for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively to reflect the effect of the pro forma adjustment to the carrying value of property, plant and equipment for the transaction described in note 2*(d)* above, based on the combined reserves and production of G2 and Cannon under the full cost method of accounting for oil and gas properties.

***(b)*** interest expense on related party debt has been adjusted to reflect the conversion of the related party debt referred to in note 2*(b)* above and the repayment of the remaining related party debt pursuant to the terms of the Acquisition Agreement referred to in note 2*(g)*.

SCHEDULE B

# Financial Statements
# G2 Resources Inc.
# Nine Months Ended September 30, 2006

# G2 Resources Inc.
## Interim Balance Sheets
*(Unaudited)*

| | September 30, 2006 | December 31, 2005 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and cash equivalents | $ 5,231,722 | $ 10,709,566 |
| Accounts receivable | 3,971,366 | 353,516 |
| Prepaid expenses and deposits | 125,766 | 69,479 |
| | 9,328,854 | 11,132,561 |
| **Property, plant and equipment** *(Note 3)* | 11,860,186 | 2,901,753 |
| **Future income tax asset** | 2,394,000 | 1,297,179 |
| | $ 23,583,040 | $ 15,331,493 |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 7,304,178 | $ 3,408,433 |
| **Asset retirement obligations** *(Note 4)* | 169,355 | 112,106 |
| **Shareholders' Equity** | | |
| **Share capital** *(Note 5)* | 27,985,482 | 11,134,403 |
| **Warrants** *(Note 5)* | - | 2,680,254 |
| **Contributed surplus** *(Note 5)* | 1,639,628 | 372,388 |
| **Deficit** | (13,515,603) | (2,376,091) |
| | 16,109,507 | 11,810,954 |
| **Basis of presentation** *(Note 1)* | | |
| **Commitment** *(Note 5(b)(iv))* | | |
| **Subsequent events** *(Note 6)* | | |
| | $ 23,583,040 | $ 15,331,493 |

**Approved on behalf of the Board:**

*"Signed"* Director
Yook Mah

*"Signed"* Director
Jake Pronk

*The accompanying notes are an integral part of these financial statements*

# G2 Resources Inc.
## Interim Statements of Operations and Deficit
*(Unaudited)*

| | | *Three Months ended September 30* | | | | *Nine Months ended September 30* | | |
|---|---|---|---|---|---|---|---|---|
| | | ***2006*** | | *2005* | | ***2006*** | | *2005* |
| **Revenue:** | | | | | | | | |
| Petroleum and natural gas sales | **$** | **350,727** | $ | 26,877 | **$** | **470,731** | $ | 26,877 |
| Royalties | | **(63,416)** | | (7,555) | | **(91,699)** | | (7,555) |
| Interest | | **38,640** | | - | | **109,387** | | - |
| | | **325,951** | | 19,322 | | **488,419** | | 19,322 |
| **Expenses:** | | | | | | | | |
| Production | | **122,091** | | 5,490 | | **160,531** | | 5,490 |
| Transportation | | **15,869** | | - | | **17,946** | | - |
| Administration | | **947,498** | | 216,036 | | **2,363,755** | | 216,036 |
| Amortization, depletion and accretion | | **11,458,548** | | 57,438 | | **11,539,357** | | 57,438 |
| | | **12,544,006** | | 278,964 | | **14,081,589** | | 278,964 |
| **Loss before income taxes** | | **12,218,055** | | 259,642 | | **13,593,170** | | 259,642 |
| **Future income taxes (reduction)** | | **(2,229,678)** | | - | | **(2,453,658)** | | - |
| **Net loss for the period** | | **9,988,377** | | 259,642 | | **11,139,512** | | 259,642 |
| **Deficit, beginning of period** | | **3,527,226** | | - | | **2,376,091** | | - |
| **Deficit, end of period** | **$** | **13,515,603** | $ | 259,642 | **$** | **13,515,603** | $ | 259,642 |
| **Net loss per share – basic and diluted** *(Note 5)* | **$** | **0.21** | $ | 0.03 | **$** | **0.27** | $ | 0.03 |

*The accompanying notes are an integral part of these financial statements*





# G2 Resources Inc.
## Interim Statements of Cash Flows
*(Unaudited)*

| | | Three Months ended September 30 | | | | Nine Months ended September 30 | | |
|---|---|---|---|---|---|---|---|---|
| | | *2006* | | *2005* | | *2006* | | *2005* |
| **Cash provided by (used for) the following activities** | | | | | | | | |
| **Operating** | | | | | | | | |
| Net loss for the period | $ | **9,988,377** | $ | 259,642 | $ | **11,139,512** | $ | 259,642 |
| Amortization, depletion and accretion | | **11,458,548** | | 57,438 | | **11,539,357** | | 57,438 |
| Future income taxes (reduction) | | **(2,229,678)** | | - | | **(2,453,658)** | | - |
| Stock-based compensation expense | | **596,307** | | 21,966 | | **1,273,926** | | 21,966 |
| Funds used in operations | | **163,200** | | 180,238 | | **779,887** | | 180,238 |
| Change in non-cash working capital | | **(717,426)** | | 321,208 | | **(758,288)** | | 321,208 |
| | | **(880,626)** | | 140,970 | | **(1,538,175)** | | 140,970 |
| **Financing** | | | | | | | | |
| Issue of shares - net | | - | | 5,313,849 | | **15,520,976** | | 5,313,849 |
| **Investing** | | | | | | | | |
| Petroleum and natural gas property expenditures | | **(7,432,485)** | | (959,599) | | **(20,440,541)** | | (959,599) |
| Change in non-cash working capital | | **2,626,722** | | 160,000 | | **979,896** | | 160,000 |
| | | **(4,805,763)** | | (799,599) | | **(19,460,645)** | | (799,599) |
| **Change in cash and cash equivalents** | | **(5,686,389)** | | 4,655,220 | | **(5,477,844)** | | 4,655,220 |
| **Cash and cash equivalents, beginning of period** | | **10,918,111** | | - | | **10,709,566** | | - |
| **Cash and cash equivalents, end of period** | $ | **5,231,722** | $ | 4,655,220 | $ | **5,231,722** | $ | 4,655,220 |

*The accompanying notes are an integral part of these financial statements*

**1. Description of business and basis of presentation**

G2 Resources Inc. ("G2 Resources" or the "Company") was incorporated under the Business Corporations Act (Alberta) on April 8, 2005. The Company is involved in exploration, development and production of petroleum and natural gas properties in Western Canada. The Company commenced operations on August 9, 2005 when certain oil and gas properties of Goose River Resources and SignalEnergy Inc. and cash from SignalEnergy Inc. were transferred to G2 Resources under a plan of arrangement. These financial statements include the operating and cash flow results for the comparative prior period from commencement of operations on August 9, 2005 to September 30, 2005.

**2. Accounting policies**

The financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. These financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the period ended December 31, 2005. The disclosure provided below is incremental to those included in the annual financial statements. These financial statements should be read in conjunction with the Company's December 31, 2005 audited financial statements.

**3. Property, plant and equipment**

| | *September 30, 2006* | | |
|---|---|---|---|
| | *Cost* | *Accumulated Depletion and Depreciation* | *Net Book Value* |
| Petroleum and natural gas properties | **$ 24,191,947** | **$ 13,912,847** | **$ 10,279,100** |
| Well equipment and related facilities | **1,560,182** | **42,581** | **1,517,601** |
| Office equipment | **80,849** | **17,364** | **63,485** |
| | **$ 25,832,978** | **$ 13,972,792** | **$ 11,860,186** |

| | *December 31, 2005* | | |
|---|---|---|---|
| | *Cost* | *Accumulated Depletion and Depreciation* | *Net Book Value* |
| Petroleum and natural gas properties | $ 4,992,335 | $ 2,417,205 | $ 2,575,130 |
| Well equipment and related facilities | 283,185 | 20,101 | 263,084 |
| Office equipment | 70,599 | 7,060 | 63,539 |
| | $ 5,346,119 | $ 2,444,366 | $ 2,901,753 |

The Company excluded from the depletion calculation costs of $947,519 (2005 - $1,413,940) relating to undeveloped properties, and included $4,232,000 (2005 - $Nil) of future development costs in the depletion calculation.

Included in the Company's property, plant and equipment balance is $145,678 (2005 - $101,518), net of accumulated depletion, relating to asset retirement obligations.

During the periods no administration expenses were capitalized.

The Company applied the ceiling test to its property, plant and equipment as at September 30, 2006 and determined that there was an impairment of $11,102,901, which amount is included in amortization, depletion and accretion.

## 4. Asset retirement obligations

The total future asset retirement obligations was estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations as at September 30, 2006 to be $169,355 (2005 - $112,106) based on a total future liability of $600,218 (2005 - $264,200). These payments are expected to be made over the next 20 years with a majority of the costs to be incurred between 2010 and 2018. The Company's credit adjusted risk free rate of 11.06% and an inflation rate of 2.5% were used to calculate the present value of the asset retirement obligations.

A reconciliation of the asset retirement obligation is provided below:

| | ***Nine months ended September 30, 2006*** | *Period ended December 31, 2005* |
|---|---|---|
| Balance, beginning of period | **$ 112,106** | $ - |
| Liabilities acquired upon plan of arrangement | **-** | 6,356 |
| Accretion expense | **10,931** | 2,831 |
| Liabilities incurred | **46,318** | 102,919 |
| Balance, end of period | **$ 169,355** | $ 112,106 |

## 5. Share capital

**(a) *Authorized***

Unlimited number of voting Class A common shares, non voting Class B common shares and Class C and D preferred shares, issuable in series

**(b) *Issued***

Class A common shares

| | *Number* | *Amount* |
|---|---|---|
| Issued on incorporation, April 8, 2005 | 1 | $ 1 |
| Issued on completion of plan of arrangement | 3,553,310 | 568,000 |
| Private placement *(i)* | 3,552,000 | 571,872 |
| Private placement *(ii)* | 12,500,000 | 2,932,472 |
| Private placement *(iii)* | 10,166,666 | 7,737,274 |
| Share surrendered and cancelled | (1) | (1) |
| Share issue costs – net of future income tax effect of $341,981 | - | (675,215) |
| Balance, December 31, 2005 | 29,771,976 | 11,134,403 |
| **Future income tax effect on 2005 flow-through shares *(iii)*** | **-** | **(1,549,470)** |
| **Exercise of warrants *(ii)*** | **6,250,000** | **5,192,528** |
| **Exercise of warrants *(iii)*** | **5,333,333** | **5,946,059** |
| **Private placement *(iv)*** | **6,000,000** | **7,600,000** |
| **Exercise of options** | **16,667** | **15,859** |
| **Share issue costs – net of future income tax effect of $192,633** | **-** | **(353,897)** |
| **Balance, September 30, 2006** | **47,371,976** | **$ 27,985,482** |

**5. Share capital (continued)**

*(i)* On August 9, 2005 the Company completed a private placement of 3,552,000 common shares at $0.161 per share.

*(ii)* On September 1, 2005 the Company issued 12,500,000 units at a price of $0.40 per unit. Each unit was comprised of one common share and one half of one common share purchase warrant of the Company. Each whole warrant entitled the holder to subscribe for one additional common share at a price of $0.50 per share until March 31, 2006. All of the warrants were exercised prior to the expiry date of March 31, 2006.

*(iii)* On November 3, 2005 the Company issued 4,833,333 "flow-through common shares" at a price of $0.90 per share. In addition, the Company issued 5,333,333 units at a price of $0.75 per unit. Each unit was comprised of one Class A common share and one Class A common share purchase warrant of the Company. Each warrant entitled the holder to subscribe for one additional Class A common share at a price of $1.00 per share until November 3, 2006. If the Class A common shares of the Company trade on the TSX Venture Exchange at a price equal to or greater than $1.25 per share for 20 consecutive trading days (the "Acceleration Period") on or prior to September 30, 2006, then the expiry date of the warrants shall be the date that is the later of: (i) the last day of the Acceleration Period; and (ii) the first day on which no trading restrictions imposed by the TSX Venture Exchange remain on the Class A common shares forming part of the units. All of the warrants were exercised during the nine month period ending September 30, 2006. As at September 30, 2006 the Company had incurred eligible exploration expenditures to satisfy its obligation pursuant to the flow-through shares.

*(iv)* On April 27, 2006, the Company issued by way of a private placement 6,000,000 common shares on a "flow-through basis" for gross proceeds of $7,600,000. As of September 30, 2006 the Company is required to incur qualifying exploration and development expenditures, pursuant to this financing, in the amount of $486,493 prior to December 31, 2007.

***(c) Warrants***

The following table summarizes the Company's warrants:

| | *Number* | *Amount* |
|---|---|---|
| Balance at incorporation – April 8, 2005 | - | $ - |
| Warrants - March 31, 2006 expiry | 6,250,000 | 2,067,528 |
| Warrants - November 3, 2006 expiry | 5,333,333 | 612,726 |
| Balance, December 31, 2005 | 11,583,333 | 2,680,254 |
| **Exercise of warrants** | **(11,583,333)** | **(2,680,254)** |
| **Balance, September 30, 2006** | **-** | **$ -** |

***(d) Stock options***

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. Under the plan the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment or service to the Company, except in the case of death, in which case they terminate one year after the date of death. The options vest as to one-third at the time of granting and one-third each year thereafter with automatic vesting in the event of a change in control.

**5. Share capital (continued)**

***(d) Stock options (continued)***

Changes in the number of options with their weighted average exercise price are summarized below:

| | *Number of Options* | | *Weighted Average Exercise Price* |
|---|---|---|---|
| Balance April 8, 2005 | - | $ | - |
| Granted | 1,490,000 | | 0.50 |
| Balance December 31, 2005 | 1,490,000 | | 0.50 |
| **Granted** | **2,178,000** | | **1.15** |
| **Cancelled** | **(93,333)** | | **(0.71)** |
| **Exercised** | **(16,667)** | | **(0.55)** |
| **Balance September 30, 2006** | **3,558,000** | **$** | **0.89** |

The following table summarizes stock options outstanding and exercisable under the plan at September 30, 2006:

| | *Options Outstanding* | | *Options Exercisable* | | |
|---|---|---|---|---|---|
| *Exercise Price* | *Number Outstanding* | *Weighted Average Remaining Contractual Life (Years)* | *Number Exercisable* | | *Exercise Price* |
| $0.16 | 690,000 | 3.8 | 460,000 | $ | 0.16 |
| $0.81 | 690,000 | 4.0 | 230,000 | | 0.81 |
| $1.15 | 1,128,000 | 4.3 | 376,000 | | 1.15 |
| $1.15 | 1,050,000 | 4.5 | 350,000 | | 1.15 |
| $0.89 | 3,558,000 | 4.2 | 1,416,000 | $ | 0.77 |

***(e) Stock-based compensation***

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted.

The fair value is being amortized over the vesting period and calculated using the following assumptions for options granted during the nine months ended September 30, 2006:

| | |
|---|---|
| Risk free interest rate | **4.25%** |
| Expected volatility | **95%** |
| Expected life | **5 years** |

During the nine month period ended September 30, 2006, 2,178,000 options with a weighted average fair value of $0.85 per option were granted.

## 5. Share capital (continued)

### *(e) Stock-based compensation (continued)*

The following table summarizes the Company's contributed surplus:

| | |
|---|---|
| Balance, April 8, 2005 | $ - |
| Stock-based compensation | 372,388 |
| Balance, December 31, 2005 | 372,388 |
| **Stock-based compensation** | **1,273,926** |
| **Transfer to share capital on exercise of options** | **(6,686)** |
| **Balance, September 30, 2006** | **$ 1,639,628** |

### *(f) Per share amounts*

Basic loss per share is calculated using the weighted average number of shares outstanding for the period. For the purposes of the calculations, the weighted average number of common shares outstanding during the three month period ended September 30, 2006 was 47,371,976 (2005 - 8,169,363) and the weighted average number of common shares outstanding during the nine months ended September 30, 2006 was 40,596,005 (2005 - 8,169,363). All options were excluded from the dilution calculation, as they were anti-dilutive for the periods ended September 30, 2006 and 2005.

## 6. Subsequent events

*(a)* On October 16, 2006 the Company issued 2,325,582 "flow-through common shares" for gross proceeds of $2,000,000.

*(b)* On November 22, 2006 the Company entered into a pre-acquisition agreement pursuant to which the Company will make an offer to purchase all of the issued and outstanding common shares of Cannon Oil & Gas Ltd. ("Cannon"), on the basis of 0.95 of a common share of the Company for each common share of Cannon. Under the proposed transaction, the Company will issue up to a maximum of 34,770,618 shares to Cannon shareholders, assuming the full exercise of Cannon options and conversion of debt into Cannon common shares, in exchange for their Cannon common shares.

# G2 Resources Inc.
# Financial Statements
# December 31, 2005

*To the Shareholders:*
**G2 Resources Inc.**

Management has responsibility for preparing the accompanying financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities for the integrity and fairness of the financial statements management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained.

It is the responsibility of the Board of Directors to review the financial statements in detail with management prior to their approval of the financial statements for publication.

KPMG LLP have been appointed by the shareholders of G2 Resources Inc. and serve as the Company's independent auditors. They have examined the financial statements of the Company for the period from August 9, 2005 to December 31, 2005. The Audit Committee has reviewed these statements with management and the auditors, and has reported to the Board of Directors. The Board has approved the financial statements of G2 Resources Inc. which are contained herein.

*"Signed"*
Yook Mah
Director

*"Signed"*
Hugh Mogensen
Director

April 10, 2006

*To the Directors:*
**G2 Resources Inc.**

We have audited the balance sheet of G2 Resources Inc. as at December 31, 2005 and the statement of operations and deficit and cash flows for the period from commencement of operations on August 9, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the period from commencement of operations on August 9, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

*"KPMG LLP"*

Chartered Accountants
Calgary, Canada
April 10, 2006
(except for Note 9, which is as at December 21, 2006)

# G2 Resources Inc.
## Balance Sheet

| | | December 31, 2005 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and cash equivalents | $ | 10,709,566 |
| Accounts receivable | | 353,516 |
| Prepaid expenses and deposits | | 69,479 |
| | | 11,132,561 |
| **Property, plant and equipment** *(Note 4)* | | 2,901,753 |
| **Future income tax assets** *(Note 6)* | | 1,297,179 |
| | $ | 15,331,493 |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ | 3,408,433 |
| **Asset retirement obligations** *(Note 5)* | | 112,106 |
| **Shareholders' Equity** | | |
| **Share capital** *(Note 7)* | | 11,134,403 |
| **Warrants** *(Note 7)* | | 2,680,254 |
| **Contributed surplus** *(Note 7)* | | 372,388 |
| **Deficit** | | (2,376,091) |
| | | 11,810,954 |
| **Commitment** *(Note 7(b)(iv))* | | |
| **Subsequent events** *(Note 9)* | | |
| | $ | 15,331,493 |

**Approved on behalf of the Board:**

*"Signed"* ____________________ **Director**
Yook Mah

*"Signed"* ____________________ **Director**
Hugh Mogensen

*The accompanying notes are an integral part of these financial statements*

## G2 Resources Inc.
### Statement of Operations and Deficit
For the period from commencement of operations on August 9, 2005 to December 31, 2005

| | | |
|---|---|---|
| **Revenue** | | |
| Petroleum and natural gas sales – net of royalties | **$** | **45,128** |
| Interest and other income | | **58,036** |
| | | **103,164** |
| **Expenses** | | |
| Production | | **13,011** |
| Administration | | **974,245** |
| Amortization, depletion and accretion *(Note 4)* | | **2,447,197** |
| | | **3,434,453** |
| **Loss before income taxes** | | **3,331,289** |
| **Future income tax recovery** *(Note 6)* | | **(955,198)** |
| **Net loss for the period and deficit, end of period** | **$** | **2,376,091** |
| **Net loss per share - basic and diluted** *(Note 7)* | **$** | **0.11** |

*The accompanying notes are an integral part of these financial statements*

## G2 Resources Inc.
### Statement of Cash Flows
For the period from commencement of operations on August 9, 2005 to December 31, 2005

| | | |
|---|---|---|
| **Cash provided by (used for) the following activities:** | | |
| **Operating** | | |
| Net loss for the period | **$** | **(2,376,091)** |
| Items not involving cash: | | |
| Amortization, depletion and accretion | | **2,447,197** |
| Future income tax recovery | | **(955,198)** |
| Stock-based compensation expense | | **372,388** |
| Funds used in operations | | **(511,704)** |
| Change in non-cash working capital | | **318,525** |
| | | **(193,179)** |
| **Financing** | | |
| Issue of shares - net of share issue expenses | | **13,083,675** |
| | | **12,890,496** |
| **Investing** | | |
| Petroleum and natural gas property expenditures | | **(4,847,844)** |
| Change in non-cash working capital | | **2,666,914** |
| | | **(2,180,930)** |
| **Change in cash and cash equivalents and cash and cash equivalents, end of period** | **$** | **10,709,566** |

*The accompanying notes are an integral part of these financial statements*

## 1. Description of business

G2 Resources Inc. ("G2 Resources" or the "Company") was incorporated under the Business Corporations Act (Alberta) on April 8, 2005. The Company is involved in exploration, development and production of petroleum and natural gas properties in Western Canada. The Company commenced operations on August 9, 2005 when certain oil and gas properties of Goose River Resources and SignalEnergy Inc. and cash from SignalEnergy Inc. were transferred to G2 Resources under a plan of arrangement *(Note 3)*. These financial statements include the results of operations from commencement of operations on August 9, 2005 to December 31, 2005.

## 2. Significant accounting policies and basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

***Measurement uncertainty***

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and well equipment and related facilities, and the accretion of asset retirement obligations are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material.

***Cash and cash equivalents***

Cash and cash equivalents include balances with banks and short-term investments with original maturities of three months or less.

***Petroleum and natural gas properties***

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and overhead costs directly related to exploration and development activities. The Company does not capitalize general and administrative costs. Proceeds from the sale of properties and equipment are applied against capitalized costs, without any gain or loss being realized, unless such sale would alter the rate of depletion and amortization by in excess of 20%.

Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

***Ceiling test***

Under the full cost method of accounting, a "ceiling test" is performed to recognize and measure impairment, if any, of the carrying amount of petroleum and natural gas properties. Impairment is recognized if the carrying amount of the petroleum and natural gas properties, less the cost amount of undeveloped properties not subject to depletion, exceeds the estimated undiscounted future cash flows from the Company's proved reserves. The future cash flows are based on a forecast of prices and costs, as provided by an independent third party. The magnitude of the impairment if any is then measured by comparing the carrying amount to the estimated discounted future cash flows from the Company's proved and probable reserves. The future cash flows are discounted at the Company's risk-free interest rate, using forecasted prices and costs.

Any impairment recognized is recorded as additional depletion and depreciation expense.

## 2. Accounting policies (continued)

***Amortization, depletion and accretion***

Depletion of petroleum and natural gas properties and well equipment and related facilities, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves before royalties, as determined by independent engineers. For depletion and amortization purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

***Asset retirement obligations***

The Company recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of the accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

***Joint venture activity***

Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

***Flow-through shares***

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada) (the "Act"). Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers.

Share capital is reduced by an amount equal to the estimated future income tax effect as a result of the renunciations, and accordingly is recorded as an increase to the future income tax liability when the expenditures are renounced.

***Income taxes***

The Company follows the liability method to account for income taxes. The liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

***Stock-based compensation***

The Company has a stock-based compensation plan and accounts for the plan using the fair value method. Under this method, compensation cost attributable to all share options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock option, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase in share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest. Instead, the Company accounts for forfeitures as they occur.

## 2. Accounting policies (continued)

***Per share amounts***

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury stock method which assumes that any proceeds obtained on the exercise of options would be used to purchase common shares at the average market price during the period. Anti-dilutive options are not included in the calculation.

***Revenue recognition***

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating, transportation, and production based royalties are recognized in the same period in which the related revenue is earned.

## 3. Plan of arrangement

On August 9, 2005, as a result of a plan of arrangement, the former shareholders of Goose River Resources Ltd. received 0.05 of a common share of G2 Resources Inc. for each common share held in exchange for certain interests in petroleum and natural gas assets having a fair value of $284,000. An aggregate of 1,776,655 common shares of the Company were issued to the former shareholders of Goose River Resources Ltd. In addition, G2 Resources Inc. issued 1,776,655 common shares to SignalEnergy Inc. in exchange for $179,000 cash and certain interests in petroleum and natural gas assets. These transactions have been accounted for using the purchase method with the assets and liabilities acquired at their fair value.

| | | |
|---|---|---|
| Property, plant and equipment | $ | 395,356 |
| Cash | | 179,000 |
| Asset retirement obligations | | (6,356) |
| Net assets received and common shares issued | $ | 568,000 |

## 4. Property, plant and equipment

| | December 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | | *Cost* | | *Accumulated Depletion and Depreciation* | | *Net Book Value* |
| Petroleum and natural gas properties | $ | 4,992,335 | $ | 2,417,205 | $ | 2,575,130 |
| Well equipment and related facilities | | 283,185 | | 20,101 | | 263,084 |
| Office equipment | | 70,599 | | 7,060 | | 63,539 |
| | $ | 5,346,119 | $ | 2,444,366 | $ | 2,901,753 |

The Company excluded from the depletion calculation petroleum and natural gas properties of $1,413,940 relating to undeveloped properties, and included $Nil of future development costs in the depletion calculation.

Included in the Company's property, plant and equipment balance is $101,518, net of accumulated depletion, relating to asset retirement obligations.

During the period no administration expenses were capitalized.

**4. Property, plant and equipment (continued)**

The Company performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of the property, plant and equipment. The oil and natural gas prices used in the calculation are based on the December 31, 2005 commodity price forecast of our independent reserve evaluators. The benchmark prices used in the December 31, 2005 ceiling test calculation are as follows:

| | Natural Gas Liquids | | Natural Gas | |
|---|---|---|---|---|
| | Edmonton Butane (Cdn$/bbl) | Company Average (Cdn$/bbl) | AECO-C Spot Price (Cdn$/MMBtu) | Company Average (Cdn$/Mcf) |
| 2006 | 47.01 | 50.28 | 11.58 | 11.43 |
| 2007 | 47.62 | 50.89 | 10.84 | 10.67 |
| 2008 | 42.08 | 45.35 | 8.95 | 8.78 |
| 2009 | 38.59 | 41.86 | 7.87 | 7.69 |
| 2010 | 36.66 | - | 7.57 | 7.37 |
| 2011 | 37.21 | - | 7.70 | 7.49 |
| 2012 | 37.77 | - | 7.83 | 7.63 |

Prices increase at a rate of 1.5 percent per year after 2012.

As a result of the Company performing a ceiling test calculation at December 31, 2005, a write-down in the amount of $2,163,197 was recorded.

**5. Asset retirement obligations**

The total future asset retirement obligations was estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations as at December 31, 2005 to be $112,106 based on a total future liability of $264,200. These payments are expected to be made over the next 20 years with a majority of the costs to be incurred between 2008 and 2014. The Company's credit adjusted risk-free rate of 9.66% and an inflation rate of 1.9% were used to calculate the present value of the asset retirement obligations.

A reconciliation of the asset retirement obligation is provided below:

| | | |
|---|---|---|
| Asset retirement obligations, beginning of period | $ | - |
| Liabilities acquired upon plan of arrangement *(Note 3)* | | **6,356** |
| Liabilities incurred | | **102,919** |
| Accretion expense | | **2,831** |
| Balance, end of period | $ | **112,106** |

## 6. Future income taxes

*(a)* The components of the net future income tax asset are as follows:

| | | |
|---|---|---|
| **Future income tax assets** | | |
| Share issue costs | $ | **314,811** |
| Income tax losses | | **166,379** |
| *Asset retirement obligations* | | **37,690** |
| Property, plant and equipment | | **778,299** |
| Net future income tax assets | $ | **1,297,179** |

*(b)* Income taxes differ from that which would be expected from applying the combined Canadian federal and provincial income tax rate of 37.62% to net loss for the period as follows:

| | | |
|---|---|---|
| Expected income tax recovery | $ | **(1,253,231)** |
| Non-deductible crown payments | | **1,554** |
| Resource allowance | | **33,779** |
| Stock based compensation expense | | **140,092** |
| Other | | **1,400** |
| Changes in tax rates | | **121,208** |
| Future income tax recovery | $ | **955,198** |

The Company has non-capital losses of $494,880 available to offset against future taxable income, the benefits of which have been recognized. These losses expire in 2015.

## 7. Share capital

*(a)* ***Authorized***
Unlimited number of voting Class A common shares, non voting Class B common shares and Class C and D preferred shares, issuable in series

| *(b)* ***Issued*** | ***Number*** | | ***Value*** |
|---|---|---|---|
| Class A common shares | | | |
| Issued on incorporation, April 8, 2005 | **1** | $ | **1** |
| Issued on completion of plan of arrangement *(note 3)* | **3,553,310** | | **568,000** |
| Private placement *(i)* | **3,552,000** | | **571,872** |
| Private placement *(ii)* | **12,500,000** | | **2,932,472** |
| Private placement *(iii)* | **10,166,666** | | **7,737,274** |
| Share surrendered and cancelled | **(1)** | | **(1)** |
| Share issue costs – net of future income tax effect of $341,981 | **-** | | **(675,215)** |
| Balance, end of period | **29,771,976** | $ | **11,134,403** |

*(i)* On August 9, 2005 the Company completed a private placement of 3,552,000 common shares at $0.161 per share.

*(ii)* On September 1, 2005 the Company issued 12,500,000 units at a price of $0.40 per unit. Each unit was comprised of one common share and one half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to subscribe for one additional common share at a price of $0.50 per share until March 31, 2006.

**7. Share capital (continued)**

*(iii)* On November 3, 2005 the Company issued 4,833,333 "flow-through common shares" at a price of $0.90 per share. In addition, the Company issued 5,333,333 units at a price of $0.75 per unit. Each unit was comprised of one Class A common share and one Class A common share purchase warrant of the Company. Each warrant entitled the holder to subscribe for one additional Class A common share at a price of $1.00 per share until November 3, 2006. If the Class A common shares of the Company trade on the TSX Venture Exchange at a price equal to or greater than $1.25 per share for 20 consecutive trading days (the "Acceleration Period") on or prior to September 30, 2006, then the expiry date of the warrants shall be the date that is the later of: (i) the last day of the Acceleration Period; and (ii) the first day on which no trading restrictions imposed by the TSX Venture Exchange remain on the Class A common shares forming part of the units.

*(iv)* The Company is required to incur eligible exploration expenditures of $1,767,000 prior to December 31, 2006 to satisfy its obligation pursuant to the flow-through shares.

***(c) Warrants***

The following table summarizes the fair value at time of issue of the Company's warrants:

| | *Number* | |
|---|---|---|
| Balance, beginning of period | - | $ - |
| Warrants - March 31, 2006 expiry | 6,250,000 | 2,067,528 |
| Warrants - November 3, 2006 expiry | 5,333,333 | 612,726 |
| Balance, end of period | 11,583,333 | $ 2,680,254 |

***(d) Stock options***

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. Under the plan the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment or service to the Company, except in the case of death, in which case they terminate one year after the date of death. The options vest as to one-third at the time of granting and one-third each year thereafter with automatic vesting in the event of a change in control.

The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2005

| | *Options Outstanding* | | *Options Exercisable* | |
|---|---|---|---|---|
| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Number Exercisable | Exercise Price |
| $ 0.16 | 710,000 | 4.6 | 236,667 | $ 0.16 |
| $ 0.81 | 780,000 | 4.8 | 260,000 | $ 0.81 |
| $ 0.50 | 1,490,000 | 4.7 | 496,667 | $ 0.50 |

**7. Share capital (continued)**

***(e) Stock-based compensation***

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted.

The fair value is being amortized over the vesting period and calculated using the following assumptions for options granted during the period ended December 31, 2005:

| | |
|---|---|
| Risk free interest rate | **3.25%** |
| Expected volatility | **94%** |
| Expected life | **5 years** |

During the period ended December 31, 2005, 1,490,000 options with a fair value of $0.40 per option were granted.

The following table summarizes the Company's contributed surplus:

| | | |
|---|---|---|
| Contributed surplus, beginning of period | **$** | **-** |
| Stock-based compensation | | **372,388** |
| Balance, end of period | **$** | **372,388** |

***(f) Per share amounts***

Basic loss per share is calculated using the weighted average number of shares outstanding for the period of 21,689,218. All options and warrants were excluded from the dilution calculation, as they were anti-dilutive for the period ended December 31, 2005.

The numbers of shares that would have been included in the computation of diluted earnings per share would have been 4,554,058.

**8. Financial instruments**

The Company is exposed to fluctuations in commodity prices, interest rates, and exchange rates. The Company monitors and, when appropriate, utilizes financial instruments to manage its exposure to these risks.

***(a) Commodity price risk management:***

The Company may use certain derivative financial instruments to manage its exposure to commodity prices. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At December 31, 2005 there were no contracts or options outstanding.

***(b) Foreign currency risk management:***

The Company is exposed to foreign currency fluctuations as petroleum and natural gas prices are referenced to U.S. dollar denominated prices. The Company may use financial instruments, including forward exchange contracts and currency options to manage this exposure. At December 31, 2005 there were no contracts or options outstanding.

## 8. Financial instruments (continued)

### *(c) Credit risk management*

Accounts receivable include amounts receivable for oil and gas sales. These sales are generally made to large, credit worthy purchasers. The Company views the credit risks on these items as insignificant. Amounts receivable from joint venture partners included in accounts receivable are recoverable from production and, accordingly, the Company views the credit risk on these amounts as insignificant.

### *(d) Fair value of financial instruments*

Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities have carrying values that approximate fair value due to the near term maturity of these financial instruments.

## 9. Subsequent events

*(a)* On April 27, 2006, the Company issued by way of a private placement 6,000,000 Class A common shares on a flow-through basis for gross proceeds of $7,600,000. The Company is required to incur qualifying expenditures, pursuant to this financing, in the amount of $7,600,000 prior to December 31, 2007.

*(b)* On October 16, 2006 the Company issued 2,325,582 "flow-through common shares" for gross proceeds of $2,000,000. The Company is required to incur qualifying expenditures, pursuant to this financing, in the amount of $2,000,000 prior to December 31, 2007.

*(c)* On November 22, 2006 the Company entered into a pre-acquisition agreement pursuant to which the Company will make an offer to purchase all of the issued and outstanding common shares of Cannon Oil & Gas Ltd. ("Cannon"), on the basis of 0.95 of a common share of the Company for each common share of Cannon. Under the proposed transaction, the Company will issue up to a maximum of 34,770,618 shares to Cannon shareholders, assuming the full exercise of Cannon options and conversion of debt into Cannon common shares, in exchange for their Cannon common shares.

*(d)* On December 14, 2006 the Company issued 581,300 "flow-through common shares" for gross proceeds of $499,918. The Company is required to incur qualifying expenditures, pursuant to this financing, in the amount of $499,918 prior to December 31, 2007.

SCHEDULE C

# Form 51-101F2

## Report on Reserves Data
## by Independent Qualified Reserves Evaluator or Auditor

***Report on Reserves Data***

To the Board of Directors of G2 Resources Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at September 30, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at September 30, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserve quantities were estimated as at September 30, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of September 30, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

| Independent Qualified Reserves Evaluator or Auditor | Description and Preparation Date of Evaluation Report | Location of Reserves (Country) | Net Present Value of Future Net Revenue (10% Discount Rate) | | | |
|---|---|---|---|---|---|---|
| | | | Audited (M$) | Evaluated (M$) | Reviewed (M$) | Total (M$) |
| Sproule | Evaluation of the P&NG Reserves of G2 Resources Inc., as of September 30, 2006, prepared August to October 2006 | Canada | | | | |
| Total | | | Nil | 9,060 | Nil | 9,060 |

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
December 20, 2006

Douglas R. Bates, P.Eng.
Associate

for Michael W. Maughan, C.P.G., P.Geol.
Vice-President, Geoscience

Robert N. Johnson, P.Eng.
Vice-President, Engineering

P:\G2 16359\NI 51-101\Form 51-101F2.doc

**G2 RESOURCES INC.**
**310, 333 – 5TH AVENUE SW**
**CALGARY, AB T2P 3B6**
Ph: 263-4310 Fax: 263-4368

---

# Report of Management and Directors on Reserves Data and Other Information

Management of G2 Resources Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at September 30, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as September 30, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding fixture events, actual results will vary and the variations may be material.

(signed)
Curtis A. Hartzler, P. Eng.
President and CEO

(signed)
Manfred Rockel, P. Eng
Vice President, Engineering

(signed)
Yook Mah
Director

(signed)
Jake Pronk
Director

December 21, 2006

**The Depositary for the Offer is:**

**OLYMPIA TRUST COMPANY**

*By Registered Mail, Hand or Courier:*

**Olympia Trust Company**
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate Actions

Fax: (403) 265-1455
Telephone: (403) 261-0900

*By Mail:*

**Olympia Trust Company**
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate Actions

Toll Free Telephone (within Canada and the U.S.): 1-888-353-3138

Email: corporateactions@olympiatrust.com

**Any questions and requests for assistance may be directed by holders of Cannon Shares to the Depositary at the telephone numbers and locations set forth above.**


MERRILL
CORPORATION CANADA

Printed In Canada

*The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary (see the back page of this document for addresses and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.*

# LETTER OF TRANSMITTAL

**To accompany certificates**
**for**
**common shares**
**of**

## CANNON OIL & GAS LTD.

**To be deposited pursuant to the Offer dated December 21, 2006**
**of**

## G2 RESOURCES INC.

This letter of transmittal (the "**Letter of Transmittal**"), properly completed and duly executed, together with all other required documents, must accompany certificates for the common shares (the "**Cannon Shares**") of Cannon Oil & Gas Ltd. ("**Cannon**") deposited pursuant to the offer (the "**Offer**") dated December 21, 2006 made by G2 Resources Inc. (the "**Offeror**") to purchase the Cannon Shares. **The Offer will be open for acceptance until 3:00 p.m. (Calgary time), on January 26, 2007 unless the Offer is extended or withdrawn.** Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such Cannon Shares according to the Procedures for Guaranteed Delivery set forth in Section 3 of the Offer. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

**Please carefully read the instructions set out below before completing this Letter of Transmittal.**

**TO:** **G2 RESOURCES INC.**

**AND TO:** **OLYMPIA TRUST COMPANY, as Depositary**

The undersigned delivers to you the enclosed certificate(s) for Cannon Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

| DESCRIPTION OF CANNON SHARES DEPOSITED | | | |
|---|---|---|---|
| **Name and Address of Registered Owners(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))** | **Share Certificate(s) and Cannon Share(s) Deposited (Attach additional signed list, if any)** | | |
| | **Share Certificate Number(s)** | **Number of Cannon Shares Represented by Certificate(s)** | **Number of Cannon Shares Deposited*** |
| | | | |
| | | | |
| | | | |
| | | | |
| | **Total Cannon Shares** | | |
| ***Unless otherwise indicated, it will be assumed that all Cannon Shares described above are being deposited.** | | | |

NOTICE TO U.S. CANNON SHAREHOLDERS

**The disposition of Cannon Shares and the acquisition of G2 Shares pursuant to the Offer may subject holders of Cannon Shares to tax consequences in both the United States and Canada. Such consequences for holders of Cannon Shares who are resident in, or citizens of, the United States are not described fully herein or in the Offer.**

**THE SECURITIES OFFERED BY G2 PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.**

**The Offer does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Cannon Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, G2 may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Cannon Shares in such jurisdiction.**

**CANNON SHAREHOLDER REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND AGREEMENTS**

The undersigned:

(a) acknowledges receipt of the Offer and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Cannon Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Cannon Shares represented by such certificates (the "**Purchased Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**");

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued certificates representing G2 Shares to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificates representing G2 Shares by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Cannon Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Cannon);

(h) irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests, declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i) to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Shareholders maintained by Cannon; and

(ii) to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise) of holders of Cannon Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

and as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Cannon and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) if Cannon should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Cannon Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Cannon of such Cannon Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(k) covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror;

(l) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(m) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Cannon Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice; and

(n) acknowledges and agrees that: (i) no fractional G2 Shares will be issued; (ii) the number of G2 Shares deliverable to any holder of Cannon Shares that would otherwise be entitled 0.5 or more of a fractional G2 Share will be rounded up to the next whole number of G2 Shares; (iii) the number of G2 Shares deliverable to any holder of Cannon Shares that would otherwise be entitled to less than 0.5 of a fractional G2 Share will be rounded down to the next whole number of G2 Shares; and (iv) in calculating such fractional interest, all Cannon Shares held by a registered holder shall be aggregated.

**FORM OF PAYMENT**

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities 0.95 of a G2 Share for each deposited Cannon Share payable by the issuance of a certificate representing G2 Shares registered as per the instructions of the Cannon Shareholder in this letter.

**BLOCK A**

ISSUE CERTIFICATE IN THE NAME OF (please print or type):

________________________________
(Name)

________________________________

________________________________
(Street Address and Number)

________________________________
(City and Province or State)

________________________________
(Country and Postal/Zip Code)

________________________________
(Telephone - Business Hours)

________________________________
(Social Insurance or Social Security No.)

U.S. residents/citizens must provide their Taxpayer Identification Number ____________________

**BLOCK B**

SEND CERTIFICATE (UNLESS BLOCK C IS CHECKED) TO (please print or type):

☐ Same address as Box A or to:

________________________________
(Name)

________________________________

________________________________
(Street Address and Number)

________________________________
(City and Province or State)

________________________________
(Country and Postal/Zip Code)

**BLOCK C**

☐ HOLD CERTIFICATE FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY IN CALGARY, ALBERTA

**BLOCK D**

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see Item 2 of the Instructions)

☐ CHECK HERE IF CANNON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY, ALBERTA OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

Signature guaranteed by
(if required under Instruction 4):

______________________________
Authorized Signature

______________________________
Name of Guarantor (please print or type)

______________________________
Name of Authorized Representative,
if applicable (please print or type)

Dated: ______________________________, 200__.

______________________________
Signature of Shareholder or
Authorized Representative (see Instruction 5)

______________________________
Name of Shareholder (please print or type)

______________________________
Address (please print or type)

Area Code & Telephone Number during
Business Hours:

(______) ______________________________

## SUBSTITUTE FORM W-9

## TO BE COMPLETED BY U.S. SECURITY HOLDERS ONLY
(See Instruction 9)

<table>
<tr><td colspan="3">PAYOR'S NAME:</td></tr>
<tr><td rowspan="3">SUBSTITUTE<br><br>Form W-9<br><br><br>Payor's Request for Taxpayer Identification Number ("TIN") and Certification</td><td>Part I - PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.</td><td>TIN:<br><br>______________<br>Social Security Number<br><br>OR ______________<br>Employer Identification Number</td></tr>
<tr><td colspan="2">Part II - For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.</td></tr>
<tr><td colspan="2">Part III- Certification - Under penalties of perjury, I certify that:<br><br>(1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and<br><br>(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and<br><br>(3) I am a U.S. person (including a U.S. resident alien).</td></tr>
<tr><td></td><td colspan="2">SIGNATURE: ______________________ DATE: ______________</td></tr>
</table>

**Certification Instructions** - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

**NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF REPORTABLE PAYMENTS MADE TO YOU.**

**YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR TIN.**

### CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of all reportable payments made to me will be withheld.

Signature: ______________________________ Date: ______________________

## GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

## NUMBER ON SUBSTITUTE FORM W-9

**GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. —** Social Security Numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-000100. The table below will help you determine the number to give the payer.

| For this type of account: | Give the SOCIAL SECURITY number of — |
|---|---|
| 1. Individual | The individual |
| 2. Two or more individuals (joint account) | The actual owner of the account or, if combined funds, the first individual on the account(1) |
| 3. Custodian account of a minor (Uniform Gift to Minors Act) | The minor(2) |
| 4. a. The usual revocable savings trust account (grantor is also trustee) | The grantor-trustee(1) |
| b. So-called trust account that is not a legal or valid trust under state law | The actual owner(1) |
| 5. Sole proprietorship or single-owner LLC | The owner(3) |

| For this type of account: | Give the EMPLOYER IDENTIFICATION number of— |
|---|---|
| 6. Sole proprietorship or single-owner LLC | The owner(3) |
| 7. A valid trust, estate, or pension trust | The legal entity(4) |
| 8. Corporate or LLC electing corporate status on Form 8832 | The corporation |
| 9. Association, club, exempt organization religious, charitable, educational or other tax | The organization |
| 10. Partnership or multi-member LLC | The partnership |
| 11. A broker or registered nominee | The broker or nominee |
| 12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments | The public entity |

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's Social Security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security number or Employer Identification number (if you have one). If you are a sole proprietor, the IRS encourages you to use your Social Security number.

(4) List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

**NOTE:** If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

**Obtaining a Number**

If you do not have a Taxpayer Identification Number, you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or online at www.socialsecurity.gov. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

**Payees Exempt from Backup Withholding**

Payees specifically exempted from backup withholding on ALL payments include the following:

- An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).
- The U.S. or any of its agencies or instrumentalities.
- A state, the District of Columbia, a possession of the U.S., or any of their political subdivisions or instrumentalities.
- A foreign government or any of its political subdivisions, agencies, or instrumentalities.

- An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

- A corporation.
- A foreign central bank of issue.
- A dealer in securities or commodities required to register in the U.S., the District of Columbia, or a possession of the U.S.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A real estate investment trust.
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A common trust fund operated by a bank under section 584(a).
- A financial institution.
- A middleman known in the investment community as a nominee or custodian.
- A trust exempt from tax under section 664 or described in section 4947.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER/DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART II THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER/DEPOSITARY.

**Privacy Act Notice** — Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other counties under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

**Penalties**

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information with Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) **Criminal Penalty for Falsifying Information.** — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

**FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.**

## INSTRUCTIONS

1. **Use of Letter of Transmittal.**

   (a) This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

   (b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Cannon Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Cannon Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Cannon Shares.

2. **Procedures for Guaranteed Delivery**. If a Shareholder wishes to deposit Cannon Shares pursuant to the Offer and (i) the certificate(s) representing such Cannon Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificate(s) representing such Cannon Shares and all other required documents to the Depositary prior to the Expiry Time, such Cannon Shares may nevertheless be deposited provided that all of the following conditions are met:

   (a) such a deposit is made by or through an Eligible Institution (as defined below);

   (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

   (c) the certificates representing the Cannon Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, must be received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Alberta time) on the third trading day on the TSX Venture Exchange after the Expiry Time.

   An "**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3. **Signatures**. This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with paragraph 5 below).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

   (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if certificate(s) representing G2 Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4. **Guarantee of Signatures**. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the certificate(s) representing G2 Shares are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Cannon, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**. If less than the total number of Cannon Shares evidenced by any certificate submitted is to be deposited, fill in the number of Cannon Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Cannon Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Cannon Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous.**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed on the last page of this document.

8. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements which must be properly completed and returned to the Depositary prior to the Expiry Time.

9. **Backup Withholding.** THE U.S. FEDERAL TAX ADVICE CONTAINED HEREIN IS WRITTEN IN CONNECTION WITH THE OFFER, AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES. CANNON SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-US TAX CONSEQUENCES OF THE OFFER.

Under U.S. federal income tax law, a Shareholder who is a United States Person or resident alien whose Cannon Shares are accepted for payment and who is receiving cash in the Offer is required, unless an exemption applies, to provide the Depositary (as payor) with such Shareholder's correct taxpayer identification number ("TIN") on the Substitute Form W-9 above in order to avoid "backup withholding" of the U.S. Federal income tax on the value of the G2 Shares received by that Shareholder pursuant to the Offer. In addition, the Shareholder must certify under penalties of perjury that such TIN is correct and that such Shareholder is not subject to backup withholding. If a tendering Shareholder is subject to backup withholding, such Shareholder must cross out item (2) of the Certification box on the Substitute Form W-9. If such Shareholder is an individual, the TIN is such Shareholder's social security number.

The tendering Shareholder should indicate in Part III of the Substitute Form W-9 if the tendering Shareholder has not been issued a TIN and has applied for or intends to apply for a TIN in the near future, in which case the tendering Shareholder should complete the Certificate of Awaiting Taxpayer Identification Number above.

If the Depositary is not provided with the correct TIN or the certifications described above, the Shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service.

Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the U.S. Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund can be obtained by filing an income tax return with the IRS.

The Shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Cannon Shares. If the Cannon Shares are held in more than one name or are not in the name of the actual owner, consult the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

Certain Shareholders (including, among others, certain corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate non-U.S. Shareholders should complete and sign the main signature form and the appropriate Form W-8, signed under penalties of perjury, attesting to that Shareholder's exempt status, in order to avoid backup withholding. A copy of Form W-8 may be obtained from the Depositary. Exempt Shareholders, other than non-corporate, non-U.S. Shareholders, should furnish their TIN, write "Exempt" in Part II of the Substitute Form W-9 above, and sign, date and return the Substitute Form W-9 to the Depositary.

**The Depositary for the Offer is:**

**OLYMPIA TRUST COMPANY**

***By Registered Mail, Hand or Courier:***

**Olympia Trust Company**
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate Actions

Fax: (403) 265-1455
Telephone: (403) 261-0900

***By Mail:***

**Olympia Trust Company**
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate Actions

Toll Free Telephone (within Canada and the U.S.): 1-888-353-3138

Email: corporateactions@olympiatrust.com

**Any questions and requests for assistance may be directed by holders of Cannon Shares to the Depositary at the telephone numbers and locations set forth above.**

# NOTICE OF GUARANTEED DELIVERY

## for Deposit of Cannon Shares of

## CANNON OIL & GAS LTD.
## Pursuant to the Offer dated December 21, 2006
## of
## G2 RESOURCES INC.

The terms and conditions of the offer (the "**Offer**") set forth in the offer and circular (the "**Circular**") of G2 Resources Inc. (the "**Offeror**") dated December 21, 2006 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer have the respective meanings set out in the Offer.

This Notice of Guaranteed Delivery, or a facsimile hereof, must be used to accept the Offer made by the Offeror for the common shares ("**Cannon Shares**") of Cannon Oil & Gas Ltd. if (i) certificates representing the Cannon Shares are not immediately available, or (ii) certificates representing such Cannon Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time. Such Cannon Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary, Alberta at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Cannon Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, relating to the Cannon Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary, Alberta on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed so as to be received by the Depositary at its office in Calgary, Alberta not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

**This Notice of Guaranteed Delivery is not to be used to guarantee signatures.** If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: G2 RESOURCES INC.

AND TO: **OLYMPIA TRUST COMPANY, as Depositary**

| *By Registered Mail or Courier* | *By Facsimile* |
|---|---|
| 2300, 125 - 9th Avenue SE<br>Calgary, AB T2G 0P6<br>Attention: Corporate Actions | (403) 265-1455 |

**Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.**

---

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Cannon Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 to the Letter of Transmittal.

| DESCRIPTION OF CANNON SHARES DEPOSITED | | | |
|---|---|---|---|
| **Name and Address of Registered Owner(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))** | **Share Certificate(s) and Cannon Share(s) Deposited (Attach additional signed list, if any)** | | |
| | **Share Certificate Number(s)** | **Number of Cannon Shares Represented by Certificate(s)** | **Number of Cannon Shares Deposited*** |
| | | | |
| | | | |
| | | | |
| | | | |
| | **Total Cannon Shares** | | |

***Unless otherwise indicated, it will be assumed that all Cannon Shares described above are being deposited.**

**PLEASE SIGN AND COMPLETE**

Signature(s): ______________________________

Address: ______________________________

(Postal/Zip Code)

Name(s): ______________________________

Capacity (full title), if in a representative capacity: ______________________________

Area Code and Telephone Number: ______________________________

Dated: ______________________________

Taxpayer Identification, Social Insurance or Social Security Number: ______________________________

**GUARANTEE**

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) hereby guarantees delivery to the office of the Depositary specified on page 2 hereof of the certificates representing Cannon Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Time.

| Date: ______________________________ | ______________________________ Firm |
| --- | --- |
| ______________________________ (Authorized Signature) | ______________________________ (Please print name) |
| ______________________________ (Address) | ______________________________ (Area Code and Telephone Number) |

**The Depositary for the Offer is:**

**OLYMPIA TRUST COMPANY**

*By Registered Mail, Hand or Courier:*

**Olympia Trust Company**
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate Actions

Fax: (403) 265-1455
Telephone: (403) 261-0900

*By Mail:*

**Olympia Trust Company**
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate Actions

Toll Free Telephone (within Canada and the U.S.): 1-888-353-3138

Email: corporateactions@olympiatrust.com

**Any questions and requests for assistance may be directed by holders of Cannon Shares to the Depositary at the telephone numbers and locations set forth above.**

## PART II

## INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

## PART III

## CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by G2 Resources Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of G2 Resources Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

## PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 21, 2006.

G2 RESOURCES INC.

By: [signature]

Name: Leonard D. Arcovio

Title: Vice President, Finance and Chief Financial Officer